Form 20-F
period 1997-12-31
PT POLYTAMA PROPINDO
filed 1998-06-30
CIK 1038516

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                   FORM 20-F
(MARK ONE)

     [ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

     [X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 1997

                                       OR

     [ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                     COMMISSION FILE NUMBER

                             P.T. POLYTAMA PROPINDO
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

            P.T. POLYTAMA PROPINDO                       THE REPUBLIC OF INDONESIA
    (TRANSLATION OF REGISTRANT'S NAME INTO           (JURISDICTION OF INCORPORATION OR
                   ENGLISH)                                    ORGANIZATION)

                        MIDPLAZA 2 BUILDING, 20TH FLOOR
                        JALAN JEND. SUDIRMAN KAV, 10-11
                            JAKARTA 10220, INDONESIA

SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:
                                     NONE.
SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:
                                     NONE.
 SECURITIES FOR WHICH THERE IS A REPORTING OBLIGATION PURSUANT TO SECTION 15(d)
                                  OF THE ACT:

11 1/4% Guaranteed Secured Notes due 2007 of Polytama International Finance B.V., unconditionally guaranteed as to payment of principal and interest by the Registrant

Indicate the number of outstanding shares of each of the Issuers classes of capital or common stock as of the close of the period covered by the annual report: Not Applicable.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days: Yes [X] No [ ]

Indicate by check mark which financial statement item the registrant has elected to follow. Item 17 [ ] Item 18 [X]


NOTE:  For purposes of this filing, "PP"=Delta P.

================================================================================

                               TABLE OF CONTENTS

                                                                         PAGE
                                                                         ----
INTRODUCTION...........................................................    1
FORWARD-LOOKING INFORMATION............................................    1

PART I.................................................................    2
  Item 1.  Description of Business.....................................    2
  Item 2.  Description of Property.....................................   20
  Item 3.  Legal Proceedings...........................................   20
  Item 4.  Control of Registrant.......................................   20
  Item 5.  Nature of Trading Market....................................   21
  Item 6.  Exchange Controls and Other Limitations Affecting Security
           Holders.....................................................   21
  Item 7.  Taxation....................................................   23
  Item 8.  Selected Financial Data.....................................   27
  Item 9.  Management's Discussion and Analysis of Financial Condition
           and Results of Operations...................................   29
  Item     Directors and Officers of Registrant........................
     10.                                                                  46
  Item     Compensation of Directors and Officers......................
     11.                                                                  48
  Item     Options to Purchase Securities from Registrant or
     12.   Subsidiaries................................................   48
  Item     Interest of Management in Certain Transactions..............
     13.                                                                  48

PART II................................................................   49
  Item     Description of Securities to be Registered..................
     14.                                                                  49

PART III...............................................................   49
  Item     Defaults Upon Senior Securities.............................
     15.                                                                  49
  Item     Changes in Securities and Changes in Security for Registered
     16.   Securities..................................................   50

PART IV................................................................   50
  Item     Financial Statements........................................
     17.                                                                  50
  Item     Financial Statements........................................
     18.                                                                  50
  Item     Financial Statements and Exhibits...........................
     19.                                                                  50

GLOSSARY...............................................................   52

SIGNATURES.............................................................   55

                                  INTRODUCTION

     On June 9, 1997, Polytama International Finance B.V. (the "Issuer"), a wholly owned subsidiary of P.T. Polytama Propindo (the "Company"), a limited liability company incorporated in the Republic of Indonesia, offered and sold in the United States US $200 million of its 11 1/4% Guaranteed and Secured Notes due 2007 (the "Notes"). The Notes are unconditionally and irrevocably guaranteed as to payment of principal and interest by the Company (the "Guarantee"). The Notes were issued pursuant to an Indenture dated as of June 1, 1997 (the "Indenture") between the Issuer, the Company, as Guarantor, and The Bank of New York, as Trustee (the "Trustee").

     The Company is subject to the periodic reporting requirements of Section 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") as a result of the offering of the Notes. Although the Company may not be required to remain subject to the periodic reporting requirements of Section 13 or 15(d) of the Exchange Act, the Company has agreed so long as any of the Notes are outstanding to continue to file with the Securities and Exchange Commission (the "Commission") and provide to the Trustee and, upon request, to the holders of the Notes, (i) annual reports on Form 20-F (or any successor form), including annual financial statements audited by an internationally recognized independent public accountant with respect to such year and all applicable exhibits, (ii) interim reports on Form 6-K (or any successor form) including an interim report for the first six months of each fiscal year, including unaudited financial statements (including a balance sheet and statement of income, changes in stockholders' equity and cash flow) for and as of the end of such period (with comparable financial statements for such period of the immediately preceding fiscal year) and all applicable exhibits, and (iii) US GAAP reconciliation for the Consolidated Financial Statements contained in such annual reports on Form 20-F and such interim reports.

     The Issuer is a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid)incorporated under the laws of The Netherlands and was formed as a wholly-owned subsidiary of the Company on May 1, 1997. No separate financial statements for the Issuer are included in this Annual Report on Form 20-F and the Issuer will not publish financial statements (except for such statements which the Issuer is required by law to publish in The Netherlands) because the Issuer will not have any operations independent from the Company and the Issuer's obligations under the Notes and the Indenture are fully, unconditionally and irrevocably guaranteed by the Company. The Issuer and the Company applied, pursuant to Section 12(h) of the Exchange Act, for and received an exemption from the Commission for the Issuer from the periodic reporting requirements of the Exchange Act on the grounds that the Issuer is a wholly-owned subsidiary of the Company, it has no operations independent of the Company and its obligations under the Notes are unconditionally guaranteed by the Company.

     Certain terms used herein are defined in the "Glossary." All references to
(i) "Rupiah" and "Rp." are to the currency of Indonesia, (ii) "U.S. dollar", "US$" and "$" are to the currency of the United States. All references to "Indonesia" are to the Republic of Indonesia and references to the "Indonesian Government" are to the government of Indonesia. All references to "The Netherlands" are to the European portion of the Kingdom of The Netherlands. All references to "tonnes" are to metric tonnes. A metric tonne is equal to 1,000 kilograms, or approximately 2,204.6 pounds and "kgs" are to kilograms. A hectare is a metric unit of square measurement equal to 10,000 square meters, or approximately 2.471 acres.

     Any discrepancies in the tables included herein between the amounts listed and the totals thereof are due to rounding.

                          FORWARD-LOOKING INFORMATION

     The Statements included in this Annual Report on Form 20-F regarding future financial performance and results and the other statements that are not historical facts are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and
Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Such Statements can generally be identified by the use of terms such as "believes," "intends," "expects," "anticipates," "projects," "estimates," "predicts" and similar expressions are also intended to identify forward-looking statements. Statements regarding the anticipated structure of timing for and successful implementation of specific future transactions or projects are also forward-looking statements. In addition to the statements contained in this Form 20-F, the Company (or commissioners, directors or executive officers of the Company authorized to speak on behalf of the Company) from time to time may make forward-looking statements, orally or in writing, regarding the Company and its business, including in press releases, oral presentations, filings under the Securities Act, the Exchange Act or securities laws of other countries, and filings with the New York Stock Exchange or other stock exchanges.

     Such forward-looking statements involve risks, uncertainties and assumptions, including but not limited to polypropylene industry and market conditions, foreign exchange rate fluctuations and particularly depreciation of the Rupiah, availability and pricing of propylene, the level of tariffs for imported propylene and polypropylene, regional prices of polypropylene products, exposure to price fluctuations, competition, availability of polypropylene tariff protection, conditions in financial markets, availability of financing and especially the ability to finance working capital needs and access short-term liquidity, exposure to exchange rate fluctuations, considerations relating to the Indonesian economic and political climate, the impact of current and future laws and governmental regulations and other factors discussed in this Annual Report on Form 20-F and in other filings with the Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual outcomes may vary materially from those indicated. In addition, unpredictable or unknown factors not discussed herein could also have material adverse effects on forward-looking statements. The Company does not intend to update the forward-looking statements or cautionary statements contained herein.

                                     PART I

ITEM 1. DESCRIPTION OF BUSINESS

GENERAL

     P.T. Polytama Propindo (the "Company" or "Polytama"), a limited liability company incorporated in the Republic of Indonesia, was formed in October 1993 to design, construct, own and operate a polypropylene plant (the "Plant"), located in Balongan, West Java, Indonesia.

     Polytama is one of only two significant producers and suppliers of polypropylene in Indonesia. Polypropylene is used in the manufacture of a wide range of consumer and industrial products, including plastic film for packaging, yarn for high strength woven bags and fiber for carpet. Indonesia's polypropylene industry is in its early stages of development. Prior to the early 1990s there was no significant domestic polypropylene production. Indonesia still has one of the lowest per capita consumption rates of polypropylene in the world, despite polypropylene consumption in Indonesia which grew at a compound annual growth rate of approximately 12.0% between 1992 and 1997.

     The Plant was completed in July 1995 and commenced commercial operations on August 1, 1995. In December 1996, the Company successfully completed a production enhancement program which increased the Plant's Production Capacity to its current level. For the year ended December 31, 1997, the Plant operated at an On-Stream factor of higher than 98% and produced 161,810 tonnes of polypropylene. (See Item 9 -- "Introduction to Results of Operations -- Plant Utilization.")

     The Company has benefitted from an Indonesian tariff on imported polypropylene designed to stimulate growth in the domestic petrochemical industry and reduce Indonesia's dependence on imports. The tariff partially insulates the Company from international competition and allows it to charge more for domestic polypropylene than it would be able to in the absence of such tariff. As a result of such tariff, the Company's margins have generally been higher for domestic sales than for export sales. (See Item 1 -- "Competition -- Effects of Tariffs.") For the year ended December 31, 1997, approximately 86% of Polytama's net sales (by volume) and 89% of such net sales (by revenue) were made to Indonesian customers. The balance of the Company's net sales were made to customers principally in Asia and the Middle East.

     The Plant is located near Balongan, West Java, on a site of approximately 24 hectares adjacent to an oil refinery owned by Indonesia's national oil company, Pertamina. The Plant's location provides the Company with efficient access to its principal raw material, propylene, which is transported through the Company's pipeline directly from the Pertamina Refinery. The location of the Company's production facilities also provides easy access to the main east-west highway running between Jakarta and Surabaya, Indonesia's two largest cities.

     The Company obtains its required supply of propylene under a long-term supply contract with BP Chemicals. BP Chemicals obtains propylene to be supplied to the Company primarily from the Pertamina Refinery pursuant to a separate supply contract or, if such propylene is unavailable for any reason, from other sources, consisting principally of imported propylene. Although imported propylene is currently, from time to time, less expensive than propylene supplied to the Company from the Pertamina Refinery because of unusually low regional spot prices, historically propylene supplied to the Company from the Pertamina Refinery has been significantly less expensive than imported propylene. The Company has experienced several interruptions in the supply of propylene from the Pertamina Refinery. (See Item 9 -- "Developments in 1998.")

     The Plant utilizes the SPHERIPOL(R) process, which is the world's most widely used technology for polypropylene production and which gives the Company the flexibility to produce a variety of product grades. The Company markets its products under the Masplene(R) name.

     The Company's business has been, and continues to be, severely affected by the current economic crisis in Indonesia. (See Item 9, particularly "Developments in 1998," for a more complete discussion of the serious effects of this crisis on the Company and "Recent Developments in Indonesia" of this Item 1 for a general discussion of the crisis.)

BUSINESS STRATEGY

     In response to the difficult economic and financial conditions currently affecting Indonesia and the surrounding region, the Company has adopted a dual strategy, first to maximize liquidity in its current operations and second to enhance its sales of products in which it has a competitive advantage, especially those with higher margins.

     Consistent with the first objective, the Company intends to monitor carefully its operations and the domestic and international markets for its products and for feedstock, with the aim of conserving unrestricted cash and enhancing net cash flow from operations. During periods of interruption in the supply of domestic propylene, this may result in the decision of the Company to suspend operations if it believes the prices of imported propylene will result in margins inconsistent with its cash conservation and enhancement objective. Also, the Company has suspended indefinitely all expansion plans, including construction of a polypropylene production plant in Tuban, East Java, Indonesia (the "Polytama II Project"). (See Item 9 -- "Recent Developments Regarding Polytama II.") With respect to trade receivables, since January 1, 1998 sales to most domestic customers are made on a cash upon delivery basis, with the result that trade receivables have been reduced to Rp.36 billion as of the end of May 1998. (See Item 9 -- "Liquidity and Capital Resources -- Net Cash Provided by (Used in) Operating Activities.")

     Consistent with the second objective, the Company intends to continue pursuit of its strategy of being the lowest cost producer of polypropylene in Indonesia and one of the lowest cost producers of polypropylene in Southeast Asia. The Company believes that its Cash Conversion Costs are the lowest in Indonesia and among the lowest in Southeast Asia. The Company also intends to continue its efforts to increase sales of higher margin products, or specialty products, which accounted for 35.1% of total sales volumes in 1997. While the Company intends to continue to concentrate on domestic sales, where it has the greater comparative advantage, the Company will increase export sales when this is possible and consistent with its cash conservation and enhancement objectives.

SALES AND MARKETING

  Domestic and International Sales

     The Company sells its polypropylene products in both the domestic and international markets. For the year ended December 31, 1997, domestic sales represented approximately 86% of the total net sales by volume and approximately 89% by revenue; and the Company's export sales were 14% of its total net sales by volume and 11% by revenue. For the year ended December 31, 1997, approximately 56% of the Company's sales were made directly by the Company to end-user customers. (See Item 9 -- "Result of Operations.")

     The Company sells its products either directly or through five primary distributors to between 200 and 250 customers. One of the Company's sales distributors, P.T. Multicipta Polyperkasa, accounted for approximately 27% of the Company's total sales by volume in 1997 and for approximately 17% in 1998. The Company does not have long term sales agreements with any of its distributors. The Plant is strategically located with easy access to the east-west highway, a key transportation route in the Company's domestic distribution system, which includes all of the major cities on Java. The Company arranges for shipping of the products with several third-party trucking companies.

     Generally, the Company's goal has been to increase sales in the domestic market primarily through increases in production capacity. The substantial volatility and depreciation in the value of the Rupiah and the resultant sharp decline in economic conditions in Indonesia, however, have recently caused the Company to focus efforts on the export market for its products. (See "Developments Relating to Indonesia's Economic Conditions" in this Item.) The Company is likely to continue to increase efforts to export its products to diversify its sources of revenue. The amount of product exported will in large part depend on the prices the Company can obtain in the regional export markets and on the demand for polypropylene in Indonesia and other factors affecting prices.

     The Company has also entered into a stand-by polypropylene offtake agreement with BP Asia Trading Pte., Ltd. ("BP Asia"), an affiliate of BP, whereby BP Asia is required to buy polypropylene that the Company can not otherwise sell, to the extent such failure to otherwise sell caused the Company to be unable to service its principal borrowing facility. The Company has not utilized the stand-by offtake agreement with BP Asia because it has generally been able to obtain through its own marketing efforts more advantageous terms for domestic as well as export sales of its polypropylene products.

     The following table sets forth the Company's domestic and export sales for the periods indicated:

                           DOMESTIC AND EXPORT SALES

                                                 YEAR ENDED DECEMBER 31,                               JANUARY -- MAY(2)
                        --------------------------------------------------------------------------   ----------------------
                                 1995                     1996                      1997                      1998
                        ----------------------   -----------------------   -----------------------   ----------------------
                        TONNES   RP.(000,000)    TONNES    RP.(000,000)    TONNES    RP.(000,000)    TONNES   RP.(000,000)
                        ------   -------------   -------   -------------   -------   -------------   ------   -------------
Domestic Sales.......   22,304      43,298        92,957      197,047      131,860      318,033      19,451       89,851
Export Sales(1)......       32          52        46,214       81,957       21,414       40,330      18,891       85,033
                        ------      ------       -------      -------      -------      -------      ------      -------
                        22,336      43,350       139,171      279,004      153,274      358,363      38,342      174,884
                        ======      ======       =======      =======      =======      =======      ======      =======

---------------

(1) Exports have been principally to Asian countries.

(2) See "Operational Data" and "Sales" under "Selected Financial and Operational Data for the First Five Months of 1998" in Item 9.

  Marketing

     The Company believes that it can distinguish itself from other domestic polypropylene manufacturers through its ability to produce specialty products, its product quality, its offering of a variety of product grades under the Masplene(R) name, its efficient and rapid response to customer orders and its reliable service and technical assistance. The Company's Marketing Department is divided into three departments: Sales,

Customer Service and Technical Assistance, each of which is staffed by dedicated professionals. The sales department consists of sales staff whose primary focus is establishing and maintaining relationships with distributors and direct customers. The Company's customer service representatives handle inquiries from customers and respond to customer suggestions. The technical assistance department employs professionals who have developed customer partnership programs and alliances to ensure specific resins are produced to meet prescribed operating conditions at customer facilities and technical specifications for final product. In addition, the Company's representatives in its technical assistance department regularly visit customer production facilities.

COMPETITION

     The market for polypropylene resin is highly competitive as polypropylene is essentially a commodity with little differentiation between products of different manufacturers. The principal competitive factor is price and, therefore, low production costs have been, and should continue to be, an important element in the Company's ability to compete.

     In Indonesia, the Company's primary competitor has historically been PT.Tri Polyta Indonesia Tbk ("Tri Polyta"), which has a production capacity of approximately 360,000 tonnes per year. Additionally, Pertamina currently operates a small polypropylene plant in Plaju, Sumatra with a production capacity of approximately 45,000 tonnes of polypropylene per year. This plant currently obtains its propylene feedstock requirements from an adjacent refinery that is also owned by Pertamina. Competitive pressures in the Indonesian market may significantly increase if either Tri Polyta or Pertamina increase their polypropylene production capacity or if the Government of Indonesia grants additional licenses to new entrants into the industry.

     The Company also competes with producers of polyethylene, which can be substituted for polypropylene resins in certain applications, primarily in the injection molding product segment. Such competitors include P.T. Peni with a production capacity of 450,000 tonnes and Chandra Asri with a production capacity in excess of 340,000 tonnes of polyethylene per year. The level of demand and pricing for polypropylene in markets in which polyethylene and other plastics compete with polypropylene are affected in part by the price, availability and characteristics of such substitute products.

     The Company competes for international sales with a large number of suppliers throughout the world. In Asia, the Company's principal export market, the Company competes primarily with producers from Korea, Singapore and Thailand. The primary competitive factor in the international markets is price. Prior to the current regional economic crisis, several producers in other Asian countries had announced plans to expand their polypropylene production capacity over the next few years. If this occurs, it will likely result in increased competition for the Company with respect to export sales. In addition, the recent deterioration in economic conditions in Indonesia has forced domestic producers of polypropylene to look to regional and international markets, creating further competition in the export market and a risk of downward pressure on prices. There can be no assurance that economic conditions in Indonesia and the region will improve or that the Company will be able to compete successfully in the export markets under such conditions. (See Item 9 -- "Developments in 1998.")

  Effect of Tariffs

     The Government of Indonesia has implemented a tariff policy designed to insulate domestic producers from foreign competition by making the polypropylene manufactured by foreign producers and imported into Indonesia more expensive to Indonesian end-users. Indonesian tariffs are determined by the Indonesian Minister of Finance after consultation with the Indonesian Minister of Industry and Trade. In general, the Indonesian tariff structure has historically included a basic tariff and an additional surcharge, each expressed as a percentage of the regional Southeast Asian average spot price of polypropylene including the cost of insurance and freight. In July 1996, the surcharge was eliminated but the tariff was increased to 40%, which equaled the aggregate of the tariff and the surcharge at the time the surcharge was eliminated.

     The Company has benefitted significantly from the polypropylene tariff as the tariff has allowed the Company to price its domestic products higher than it would be able to in an unprotected market. In

April 1997, the Indonesian Minister of Finance announced certain changes with respect to the gradual reduction in import tariffs on chemical products. The new rules state that the tariff on imported polypropylene, which is currently 40%, will remain unchanged through the year 2000, but will fall to 30% in 2001, 15% in 2002 and 5% in 2003. However, as of January 1, 1998, the tariff on imported polypropylene was reduced to 35%. A general reduction of the current tariffs and the availability of significant tariff exemptions or reductions have the effect of increasing competition from foreign producers and reducing the price the Company can charge in the domestic market. On average, the Company has been able to price its products in the domestic market at approximately 20% and 27% higher than the landed cost (before the imposition of tariff) of imported products for the years ended December 31, 1996 and December 31, 1997, respectively.

     In addition, most countries in Asia, including Japan, impose significant tariffs and/or surcharges on imported polypropylene. The imposition of such tariffs and surcharges by other countries is a significant factor affecting the Company's ability to compete in export markets.

     The Indonesian tariff structure also includes a tariff on the import of propylene. The new tariff rules state that all import tariffs related to propylene, currently at 25%, will remain unchanged through the year 2000, after which they will fall to 20% in 2001, 10% in 2002 and 5% in 2003. Although the Company was able to obtain a reduction in the tariff to 12.5% for propylene imported by it during 1997, the effect of the tariff on propylene is to increase the Company's cost of sales during periods when it imports propylene, which affects its ability to be a low cost producer and impairs its competitive advantage.

     Tariffs and surcharges administered by the Indonesian Government, including tariffs and surcharges on polypropylene and propylene, are subject to exemptions in certain instances. Companies that construct new production facilities, or expand capacity at existing facilities by 30% or more, are eligible under Indonesian law for an exemption from tariffs of 5% or less and a 50% reduction in tariffs over 5% and are generally also exempted in practice from applicable surcharges on purchases of feedstock requirements for the new expanded capacity for two years. In addition, manufacturers (including the Company) which manufacture finished goods for export are eligible for a complete exemption from tariffs on the feedstock imports used to manufacture such exported finished goods. The Company believes that changes in the government of Indonesia's implementation of these tariff reduction policies have resulted in increasingly greater number of companies (including some of the Company's customers) enjoying the benefits of such reductions, which will likely increase competition from foreign producers and place downward pressure on the Company's ability to price its products fully in the future.

RAW MATERIALS

  Propylene

     Propylene, the principal raw material used in the production of polypropylene, accounted for approximately 80% of the Company's cost of sales during 1997. The price of propylene on the world market is cyclical and historically has varied significantly. Factors that contribute to changes in the price of propylene include the price of feedstock used in its production and general supply and demand dynamics related to propylene and other simultaneously produced petrochemical products.

     The Company purchases its propylene pursuant to the Propylene Supply Contract with BP Chemicals. The Propylene Supply Contract obligates BP Chemicals to provide such quantities of propylene as the Company may order, within a minimum of 80,000 and maximum of 160,000 tonnes per year. Under the Propylene Supply Contract BP Chemicals has agreed to make all reasonable endeavors to supply an additional 20,000 tonnes of propylene above the maximum if requested by the Company. During the year ended December 31, 1997, BP Chemicals supplied the Plant with 166,660 tonnes of propylene, which constituted 100% of the Plant's total propylene consumption.

     BP Chemicals purchases propylene from Pertamina pursuant to the BP/Pertamina Contract, which the Company understands expires by the later of 2002 or when the Pertamina Refinery project financing is repaid. The Propylene Supply Contract terminates upon termination, for any reason, of the BP/Pertamina Contract. The Propylene Supply Contract provides that the parties intend and anticipate that the propylene sourced thereunder will be sourced from the Pertamina Refinery. Propylene is a by-product of the Pertamina Refinery, which produced approximately 162,157 tonnes of propylene during 1997. In the event of scheduled or unscheduled shutdowns at the Pertamina Refinery, the Propylene Supply Contract provides that BP Chemicals nevertheless shall endeavor to deliver the quantity of propylene requested by the Company. In the event that BP Chemicals is unable to obtain an adequate supply of propylene from Pertamina, BP Chemicals is obligated under the Propylene Supply Contract to make all reasonable endeavors to procure propylene from other sources. The Propylene Supply Contract does not, however, impose further obligations or liabilities on BP Chemicals in the event such reasonable endeavors are unsuccessful. Under the Propylene Supply Contract, BP Chemicals may be excused or partially excused from performance if it is hindered or prevented from performing its obligations thereunder by reason of certain causes beyond its reasonable control, which may include labor disputes, breakdowns at the Plant or the Pertamina Refinery or non-availability of propylene.

     The propylene sourced from the Pertamina Refinery and purchased by the Company under the Propylene Supply Contract is priced according to a formula utilizing the average contract prices for polymer grade propylene in the U.S. Gulf Coast and the European markets. Propylene obtained from outside the Pertamina Refinery is priced according to the actual spot price paid by BP Chemicals. In each case, the Company pays BP Chemicals a handling fee. Propylene prices under the Propylene Supply Contract may be adjusted if the price set forth in the BP/Pertamina Contract is renegotiated. Payments for propylene are to be made in US dollars and are due 30 days after the last day of the month in which the propylene is delivered. The Company had been making payments to BP pursuant to letter of credit arrangements. On December 1997, Deutsche Bank Ag, Jakarta and Chase Manhattan Bank, Jakarta suspended the Company's use of their working capital facilities. Since that time, the Company has paid BP Chemicals on a spot basis and as of May 31, 1998, owes BP Chemicals US$11,493,854 in trade payables. (See Item 9 -- "Liquidity and Capital Resources.")

     Shutdowns of the Pertamina Refinery can result in interruptions of the Plant's operations due to the unavailability of propylene. The Pertamina Refinery commenced commercial operations in 1994 and has had a limited operating history. The Pertamina Refinery has experienced various production interruptions which have caused disruptions in the supply of propylene to the Plant. (See Item 9 -- "Developments in 1998.") Since the Pertamina Refinery is relatively new, there can be no assurance it will not experience production interruptions in the future due to mechanical or other problems. In addition, the length of the shutdowns of the Pertamina Refinery are often difficult to predict.

     Pursuant to an Importation Agreement with Pertamina, the Company has the right to utilize certain facilities owned by Pertamina in order to import propylene, if necessary. Under the Importation Agreement, the Company is entitled, upon payment of a usage fee, to use Pertamina's jetty, storage tank and transfer pipe to import propylene. The Importation Agreement expires in November 1998. The Company expects to seek an extension of the Importation Agreement.

     Despite the new import facilities, unexpected shutdowns of the Pertamina Refinery can still result in an interruption in the operations of the Plant because of the lead time required to make arrangements for the delivery of imported propylene which is generally a minimum of ten days to two weeks. In addition, the storage capacity in the Plant's two propylene tanks is only sufficient for approximately four days of operations and the tanks can not be full at the time of shutdown. Further, in the current period of pricing instability, the Company may refrain from importing propylene during periods when the resulting margins will be inconsistent with its current strategy of conserving cash and enhancing cash flow from operations. For all of these reasons, and notwithstanding the improved operating arrangements for the import of propylene, the Company's result of operations can be materially adversely affected by interruptions in the supply of propylene from the Pertamina Refinery and there can be no assurance that interruptions in propylene supply from the Pertamina Refinery will not continue to occur in the future.

     An interruption in the Company's propylene supply from the Pertamina Refinery caused the Company to shutdown its Plant for 30 days from February 7, 1997 until March 8, 1997. The Plant recommenced production on March 9, 1997 utilizing imported propylene but was forced to shut down again from March 14 to 18, 1997 due to delays in the delivery of the imported propylene. (See Item 9 -- "Introduction to Results of Operation -- Plant Utilization.")

     During 1998, the supply of propylene from the Pertamina Refinery has been extensively interrupted as the Pertamina Refinery has been shut down for extended periods of time due to numerous mechanical problems. The Pertamina Refinery was shut down from February 27 to April 20, 1998 and again on April 25, 1998 and is not expected to resume production until sometime in late July, 1998. (See Item 9 -- "Developments in 1998.") As a result, the Plant was shut down from February 28 to April 20, 1998, and again from May 1 to June 18, 1998.

     The Company has made certain strategic decisions in order to mitigate the adverse effects of interruptions in propylene supply from the Pertamina Refinery on the Company's target production levels. Pursuant to the terms of the Importation Agreement, the Company had propylene storage capacity sufficient to supply approximately four days of operations. In order to increase this capacity, the Company and Pertamina negotiated an Addendum to the Importation Agreement dated May 18, 1998, in order to allow the Company to lease additional propylene storage capacity at the Pertamina Refinery, when two new tanks became operational. The Company is now able to store propylene sufficient for an additional five days of operations at the Plant, resulting in total propylene storage capacity for approximately nine days of operations. As a result of the increased capacity, the Company will incur increased working capital costs associated with its expanded inventory of propylene and additional expenses payable to Pertamina for storage services. In addition, as a general rule, the Company intends to keep all of its available propylene storage capacity substantially full.

     Over the longer term, the Company may have an additional source of propylene in Indonesia if and when the Upstream Facilities are eventually completed. In the event the Upstream Facilities are completed, the Company intends to pursue discussions with the shareholders of the Upstream Facilities, the largest of which is Tirtamas, the Company's principal shareholder, regarding an arrangement to supply any available excess propylene from the Upstream Facilities to the Company in the event such supply is not available from the Pertamina Refinery. At the present time, however, construction of the Upstream Facilities has been suspended as a result of the recent economic crisis confronting Indonesia and its adverse consequences for the development and financing of new projects. Under the current economic climate, it is not certain when construction of the Upstream Facilities will be resumed. The ability to proceed with the plans for the construction of the Upstream Facilities will be subject to various factors, including the willingness of the sponsors of the Upstream Facilities to proceed with construction, the ability to arrange project financing from lenders, various engineering, construction, commercial and regulatory risks and various other conditions beyond the control of the Company. There can be no assurance as to the completion of the Upstream Facilities or that, if and when completed, the Upstream Facilities will be able to supply propylene to the Company.

  OTHER RAW MATERIALS

     Other raw materials used in the production of polypropylene include high activity catalysts, hydrogen, nitrogen and a variety of additives.

     The Company purchases its Primary Catalyst pursuant to a long-term contract (the "Catalyst Contract") with the Licensor and Mitsui Petrochemical Industries, Ltd. ("Mitsui"). The Licensor and Mitsui jointly developed the Primary Catalyst and continue to work together to refine and improve the catalyst technology. The Catalyst Contract provides that the Company will purchase all of the Plant's requirements for the Primary Catalyst from Mitsui, provided that the Company has the right to purchase the Primary Catalyst elsewhere if such catalyst is available on financial terms and conditions which are more favorable to the Company, subject to Mitsui's right to match the price offered by the other supplier. For 1997, the Company used .985 kilogram of the Primary Catalyst for every 30 tonnes of polypropylene produced and has the ability to purchase up to 10,000 kilograms of the Primary Catalyst per year. The price of the Primary Catalyst may be adjusted from year to year to reflect increases in the Licensor's costs. The term of the Catalyst Contract runs until March 2005, after which time the Catalyst Contract is automatically extended from year to year unless either party delivers a termination notice 180 days prior to the end of the initial ten year period or extension thereof.

The Company believes that if for any reason Mitsui is unable to supply the Primary Catalyst, the Company could acquire a similar primary catalyst from other sources and, if necessary, could modify the Plant's production process in order to utilize such alternative catalyst. Although the Company believes that no material modification to the Plant would be necessary if it had to use a different primary catalyst, there can be no assurance that any such modification will not be necessary or that, during any period of modification, the Company would not have to cease production at the Plant.

     Each of the additives used by the Company in the production of polypropylene is purchased on the open market through various suppliers. The Company purchases its hydrogen pursuant to a five year contract with P.T. Air Liquide Indonesia (the "Hydrogen Contract"). The hydrogen supply system provides for two high pressure tube trailers, one of which is operational and the second of which is available as a back-up. The Company pays a monthly service fee under the Hydrogen Contact, as well as a fee based on the quantity of hydrogen used during a month. Each of these fees is tied to, among other things, the consumer price index in Jakarta and is subject to review every six months. Hydrogen supply under this contract has been continuous and uninterrupted. However, in April 1997, the plant was shutdown for two days due to carbon monoxide poisoning in the hydrogen supplied to the Company.

     To meet its needs for nitrogen, the Company entered into a long term contract with PT. Maharani Praxair Indonesia ("Maharani"), which constructed, owns and operates a nitrogen plant on the Plant site. The nitrogen plant is used for the production, compression, storage and vaporization of nitrogen for the Plant. The Company is obligated under the Nitrogen Contract to purchase from Maharani all of its required nitrogen, but in the event that Maharani is unable to supply the minimum amount required under the Nitrogen Contract, the Company is entitled to purchase nitrogen elsewhere. The Company pays a set monthly fee with respect to all nitrogen produced at the nitrogen plant. To the extent the Company requires an amount in excess of the amount produced at the Plant, Maharani will deliver additional nitrogen which it may have available in storage, subject to equitable allocation among all of its customers, and the Company will pay amounts in addition to the monthly fee. The price of nitrogen is subject to adjustments based on changes in the consumer price index. Nitrogen supply under this contract has been continuous and uninterrupted.

     The Company purchases a variety of additives through suppliers with which it has established relationships and on the open market.

POLYPROPYLENE PRODUCTS

     Polypropylene is produced by a polymerization process whereby propylene is transformed in the presence of a catalyst. Polypropylene produced from propylene alone is known as homopolymer polypropylene. There are a number of different grades of homopolymer polypropylene resin that can be produced, many with unique properties satisfying a variety of end uses. The Company produced 18 different grades of homopolymer polypropylene under the Masplene(R) name during 1997 and currently produces homopolymer polypropylene resins for use in a broad range of plastic film, yarn, injection molding and fiber products.

     The following table shows certain information with respect to the Company's sales of polypropylene resins for the year ended December 31, 1997:

                                                                   1997 NET SALES ANALYSIS
                                                          ------------------------------------------
                                                          TONNES                          PERCENT OF
                                                           SOLD          NET SALES        NET SALES
                                                          -------    -----------------    ----------
                                                                     (RP. IN MILLIONS)
Plastic film:
  IPP.................................................     32,942          78,065             22%
  BOPP................................................     20,484          47,648             13%
  CPP.................................................     11,441          22,978              6%
                                                          -------         -------            ----
     Sub total........................................     64,867         148,691             41%
Yarn..................................................     39,550          92,600             26%
Injection molding.....................................     23,410          51,682             14%
Fiber.................................................      7,799          19,633              5%
Extrusion.............................................     14,291          38,082             11%
Other.................................................      3,357           7,675              3%
                                                          -------         -------            ----
     Total............................................    153,274         358,363            100%
                                                          =======         =======            ====

     Plastic film applications constitute the largest end-use of polypropylene resin in Indonesia and accounted for 41% of the Company's net sales for the year ended December 31, 1997. The Company produces three main types of film resins: inflated polypropylene ("IPP"), BOPP and CPP. IPP is the conventional type of transparent plastic wrap used in developing countries primarily for food packaging and also for the packaging of clothes and fabric. BOPP has value added properties that permit longer term storage of food products. BOPP is also used in non-food applications such as gift wrap and photo albums. CPP is frequently combined with BOPP to produce high quality wrapping for foods such as potato chips, candy and other snack foods.

     Yarn and fiber applications constitute the second largest category of Indonesian polypropylene demand, and accounted for 26% and 5%, respectively of the Company's net sales in 1997. Polypropylene yarn is a well suited material for woven bags used in the packing of agricultural and chemical products, where flexibility and high strength are essential requirements. Fiber is used to make carpets and upholstery. Injection molding applications constitute the third largest category of Indonesian polypropylene demand and accounted for 14% of the Company's net sales in 1997. Injection moldings are used in housewares, outdoor furniture, motor vehicle parts and electrical appliances. Extrusion applications constitute the fourth largest category of Indonesian polypropylene consumption, and accounted for 11% of the Company's net sales in 1997. Extrusion resins are used to produce high quality plastic cups that are used extensively in Indonesia to package water and juice. Other uses constitute the balance 3% of the Company's net sales.

     The Company's operations team meets monthly to determine the production schedule for each grade for the next month. Management strives to produce the products most in demand by its customers with emphasis placed on the Company's specialty products.

THE PLANT

     The Plant is located on approximately 24 hectares adjacent to the Pertamina Refinery, near the village of Balongan, West Java, and is approximately 215 kilometers southeast of Jakarta.

     Commercial operations were commenced on August 1, 1995, and the Plant reached production levels at a rate of approximately 140,000 tonnes per year in December, 1995. As a result of a production enhancement program completed by the Company in the fourth quarter of 1996, the Production Capacity of the Plant was increased to 180,000 tonnes per year.

     The Plant utilizes state of the art equipment acquired from leading international manufacturers. The following table sets forth the key equipment included in the Plant and the name and country of origin of the related manufacturer.

           EQUIPMENT                         MANUFACTURER             COUNTRY OF ORIGIN
           ---------                         ------------             -----------------
Loop reactor....................   Hitachi Zosen Corporation          Japan
Reactor pump....................   David Brown Ltd.                   United Kingdom
Extruder........................   Werner Pfleiderer GMBH             Germany
Diesel power generators.........   Niigata Engineering Co. Ltd.       Japan
Distributed control system......   Yamatake Honeywell Co. Ltd.        USA
Propylene pump..................   Borg Warner International Inc.     USA

     The Plant consists of a catalyst feed system, reactor and separation systems as well as recycling, stripping, extrusion and packaging facilities. The Plant also includes a self contained 16.5 megawatt diesel powered electricity generating facility. The electricity generated by this power plant currently exceeds all of the Company's electricity requirements. The Plant requires the use of two 5.5-megawatt generators, each of which is in continuous operation. The Plant also has a third back-up generator. Additionally, the Plant has two boilers that provide all of the steam that the Company requires for the separation and drying stages of the production process. One boiler runs continuously while the second is available as a back-up. Nitrogen is supplied to the Plant by an on-site facility owned and operated by Maharani under a long term contract.

     The Plant has two warehouses having an aggregate storage capacity of 12,000 tonnes, representing approximately 24 days of production. Although the Company generally intends to maintain a finished goods inventory at a level of approximately 4,000 tonnes, the extra storage capacity is required because at certain times during the year the inventory level is likely to rise. This may occur, for example, during the Muslim holy days when commercial vehicles are prohibited from using certain roads for a period of approximately three weeks, which materially restricts the Company's ability to distribute its products.

     The Plant's laboratory permits the Company to monitor the quality of the various grades of polypropylene produced, to test the quality of such grades for different applications and to adjust the process to produce grades that meet customer specifications. The Plant area also contains an administrative building, a canteen, a medical facility and various other buildings.

     The Company's executive and administrative offices are located in Jakarta and total approximately 1,000 square meters. The Company leases these premises under a lease that expires on January 31, 1999.

PROCESSING TECHNOLOGY AND LICENSE

     The Plant utilizes the SPHERIPOL(R) process in manufacturing polypropylene resins. The Company's use of the SPHERIPOL(R) process is permitted pursuant to a license agreement (the "License") with Montell North America, Inc., formerly Himont Incorporated (the "Licensor"). The SPHERIPOL(R) process is a polymerization process in liquid phase and is the most widely used polypropylene production process in the world, producing over 4.5 million tonnes per year. Despite the higher capital costs associated therewith, the Company chose the SPHERIPOL(R) process because of its higher On-Stream Factor and reduced Cash Conversion Costs per tonne. In addition, the technology permits production flexibility allowing the Plant to switch from one grade to another with minimal lead time and nominal additional cost.

     Under the terms of the License, the Company made certain up-front payments to the Licensor. The Company must also make ongoing royalty payments that are based upon the net sales amount received by the Company for the products subject to a specified maximum royalty amount over the term of the License. After the License terminates in 2013, the Company will no longer be required to pay royalties although the Company will continue to have the right to utilize the process and to sell products. The Company believes that if the Plant continues to operate at current levels, the maximum royalties will have been paid prior to 2013. During 1997, the Company paid the Licensor approximately Rp.2 billion in royalties.

PRODUCT DEVELOPMENT AND TECHNOLOGICAL ASSISTANCE

     The Company does not have a specific research and development department. The Company's only research and development activities are carried out by the technical department and involve modifying the various homopolymer products produced by the Company to better suit the individual needs of its domestic consumers. Expenditure for such product development for the years ended December 31, 1996 and 1997 were approximately Rp.0.9 billion and Rp.1.0 billion, respectively. As the Company does not have a product development budget, the above numbers reflect the expenditure related to the lab department that carries out the Company's product development efforts.

     Research and development activities involving improvements in the production process such as improvements in production efficiency and product quality are conducted by the Company's Licensor, whose SPHERIPOL(R) process is used by the Company for the manufacture of polypropylene resins. If the Licensor achieves any improvements in the SPHERIPOL(R) process, the Licensor is required to disclose any such improvement to the Company for a period of eight years beginning from April 15, 1993, the date on which the License was made effective. Where the Licensor makes major advances in plant design or catalyst components which then lead to the development of new propylene polymers not previously possible under the SPHERIPOL(R) process, the company will have to pay additional consideration for the disclosure of such major advances.

     The Licensor is also required to provide technical assistance to the Company on a negotiated fee basis, as may be required from time to time by the Company with regard to technology and plant improvement, new catalyst development and product application and development. The Company has not requested or received any such technical assistance in 1997.

TRANSPORTATION

     The location of the Plant provides easy access to the main east-west highway running between Jakarta and Surabaya, Indonesia's two largest cities, a key transportation route in the Company's domestic distribution system, which includes all of the major cities on Java. The Company transports most of its products by road, using the services of several third-party trucking companies. The Company distributes a very small portion of its domestic products by sea, trucking the products to regional ports for transport by small marine vessels to domestic consumers. The Company exports its products by trucking them in containers from its warehouse at the Plant to the Port of Jakarta where the containers are loaded onto sea and ocean going vessels for transport to the export consumers.

ENVIRONMENTAL REGULATION

     The Company's operations are supervised by Bapedal, the Indonesian Government agency responsible for implementing and monitoring Indonesia's pollution control regulations and policies. The Government has the power to take action for failure to comply with these environmental regulations, including the imposition of fines and the revocation of licenses. Government inspectors visit the Company's production facilities from time to time to confirm adherence to the applicable standards.

     Although the production of polypropylene is environmentally friendly compared to many other petrochemical operations, the process does produce propane gas and a certain amount of waste water. The Company burns the propane gas through a flare located at the Plant site. The Plant contains a waste water filtering system to separate residual plastic particles from the water used in the processing of polypropylene. Once these particles have been separated the water is discharged into the Java Sea. In addition, a certain amount of waste water is generated from the various utilities used at the Plant. After a neutralization process, this water is also discharged into the Java Sea.

     Indonesian law requires that manufacturers and certain other companies prepare an environmental impact analysis, environmental monitoring plan and environmental management plan (together, an "Environmental Report") in connection with certain operations that are considered likely to have an impact on the environment. The Environmental Report must be submitted to a panel consisting of representatives of various national and local Governmental agencies before the commencement of operations. Once the panel approves the Environmental Report, which sets out various compliance standards and other obligations, amendments to the Environmental Report must be provided to a similar panel in connection with significant changes to the subject company's industrial operations. The Company obtained approval for its original Environmental Report in 1993. The Company believes that its operations are currently in compliance in all material respects with all Indonesian and local authority environmental regulations.

     Generally, environmental regulations in Indonesia are less onerous than in the United States. Although management expects that, over time, environmental standards in Indonesia will move closer to U.S. standards, the Company believes it will not face any significant costs as the result of the tightening of environmental regulations in Indonesia.

EMPLOYEES

     As of December 31, 1997, the Company had a total of approximately 326 permanent employees, of which 105 were engaged in management and administration, 51 were engaged in engineering and maintenance and 170 were engaged in production and warehousing activities. None of the Company's employees is a member of a labor union. The Company also currently employs approximately 60 unskilled contract workers at the Plant. In addition, the Company regularly hires local workmen from villages near the Plant on a daily basis to assist in loading and unloading shipments and materials. The Company also currently employs three expatriates.

     The Company plays an active role in providing training (both in-house and through courses conducted by external organizations), and offers employee development and welfare facilities, including housing, recreation and medical facilities. The Company has not experienced any strikes or material labor disputes or actions, and the Company considers its relationship with its employees to be good.

INSURANCE

     The Company has insurance policies covering property damage including damage caused by fire or earthquake to the Plant and related facilities up to a maximum of approximately US$200 million. The Company also carries business interruption insurance up to a maximum of US$63 million payable over a maximum indemnity period of 18 months. The Company's insurance policies are in effect for one year and expire on September 30, 1998 at which time the Company expects to renew them. The Company's insurance policies are provided by Indonesian insurance companies and are generally reinsured by international insurance companies.

     The Company does not carry insurance covering losses caused by civil disturbance or expropriation or other similar hazards. The Company's business interruption insurance does not cover all production interruptions that result from the unavailability of propylene to operate the Plant. The Company's business interruption insurance does not include coverage for loss of profits but provides for reimbursement of certain fixed costs (for example, interest costs and other non-variable operating costs) incurred during the period of business interruption (subject to a deductible for 14 days of operations).

     All of the insurance policies referred to above are subject to deductibles and expire on September 30, 1998. While the Company believes it will be able to renew these policies upon their expiration upon similar terms, there can be no assurances that the Company will be able to renew these policies. The Company believes its insurance is in line with industry standards. The total amount of insurance premiums, fees and commissions paid by the Company for coverage during 1997 and 1998 for the above coverages amounted to, in the aggregate, Rp.2.8 billion and Rp.2.7 billion, respectively.

     The Company collected US$4.35 million under the business interruption insurance policy for the shutdowns of the Plant during the period February 7, 1997 to March 8, 1997 when the Plant's propylene supply was interrupted due to a mechanical failure at the Pertamina Refinery.

     From February 28, 1998 to April 20, 1998, the Plant experienced a shutdown caused by a mechanical failure at the Pertamina Refinery which interrupted the supply of propylene to the Plant. The Company's insurers agreed that this incident was covered under the Company's business interruption insurance. The

Company believes that the amount of the insurance claim from this incident will be approximately US$3 to 4 million. The insurers have agreed to prepay approximately US$2 million as an interim payment which payment is expected in July 1998. (See Item 9 -- "Developments in 1998.")

RECENT DEVELOPMENTS IN INDONESIA

     All of the Company's operations are located in Indonesia. The Indonesian Government has exercised and continues to exercise significant influence over many aspects of the Indonesian economy and Indonesian government actions concerning the economy could have a material adverse effect on private sector entities, including the Company. The Company may also be adversely affected by changes in inflation, interest rates or taxation, further depreciation and volatility of the Rupiah, social instability, or other political, economic or diplomatic developments in or affecting Indonesia which are not within the control of the Company.

  Developments Relating To The Indonesian Political Environment

     Changes In The Indonesian Government or Indonesian Government
Policies. During the past 30 years, the Indonesian government has been headed by President Soeharto, who was re-elected on March 10, 1998 to a seventh consecutive 5-year term expiring in 2003. On May 21, 1998, however, President Soeharto resigned from office, following a period in which escalating inflation, unemployment and shortages in basic commodities precipitated widespread civil unrest, public protests, demonstrations calling for sweeping political and social reform and, in the days leading up to Mr. Soeharto's resignation, outbreaks of riots and violence. The Indonesian Constitution provides for the Vice-President to succeed to the presidency in the event of the resignation, death or ill-health of the President. Accordingly, Vice-President B.J. Habibie assumed the office of the president upon the resignation of President Soeharto.

     Although there is a constitutional procedure governing the succession of the presidency in the event of a resignation, there is no precedent in Indonesian history for a constitutional change in control of the Indonesian government. Hence, there can be no assurance that the transition will continue in accordance with specified constitutional procedure. Following Mr. Soeharto's resignation, Indonesia has continued to experience episodes of civil unrest, including occasional demonstrations staged by students and opposition groups calling for accelerated reforms and the resignation of the new president. President Habibie has announced plans for new elections beginning in May 1999, including a new presidential ballot by the end of 1999. There can be no assurance, however, that these elections will be held or that further demonstrations and unrest will not precipitate further changes in the leadership of the country.

     In the wake of Mr. Soeharto's resignation, Indonesia has experienced a period of public backlash against Mr. Soeharto and his family, with demands from various opposition groups for investigation into various enterprises in which members or friends of Mr. Soeharto's family are prominently involved and, in particular, increased scrutiny of governmental approvals granted to and contracts of state entities with any private sector companies associated with Mr. Soeharto's family. While members of Mr. Soeharto's immediate and extended family have served and continue to serve on the Board of Commissioners of the Company (see Item 10 -- "Commissioners, Directors and Executive Officers") and additionally are among the shareholders of P.T. Tirtamas Majutama, the majority shareholder of the Company, as of the date of the filing of this report, there have been no announcements or indications of any investigation or review of any aspect of the Company's business or business dealings. Other than the "Importation Agreement" with Pertamina (discussed below under "Propylene" under the heading "Raw Materials," in this Item), the Company has no direct material contracts with state owned enterprises and has not received any unusual or extraordinary governmental concessions or approvals upon which its business is dependent.

     The Company had generally benefitted from the policies implemented by the Indonesian government under Mr. Soeharto to encourage private enterprises and economic development in Indonesia. In this regard, if significant changes in the Indonesian government policies occur as a result of Mr. Soeharto's resignation, there can be no assurance that these changes would not adversely affect the Company's financial position, results of operations or prospects. The Company may be adversely affected by changes in governmental policies, further social instability or other political, economic or diplomatic developments which are not within the control of the Company including, among other things, a change in the taxation policies, foreign exchange and repatriation restrictions, international monetary fluctuations and currency controls, the renegotiation or nullification of existing licenses, expropriation and nationalization.

     Other Developments. Indonesia has from time to time experienced incidents of labor, political and ethnic disturbances. In June and July of 1996, Indonesia experienced a number of demonstrations and other disturbances related to the removal of the leader of an opposition party. During the early part of 1997, a number of political disturbances occurred leading up to the national election of members of the House in May, 1997. Since the beginning of 1998, Indonesia has experienced a number of incidents of civil unrest as a consequence primarily of the increases in the prices of, and in some cases shortages of, basic commodities and high unemployment. In May, 1998, such disturbance and unrest led to riots and violence, leading ultimately to the resignation of Mr. Soeharto from the presidency. While the riots and violence have subsided substantially since Mr. Soeharto's resignation, episodes of civil unrest and demonstrations have continued. While these disturbances have not directly affected the Company, there can be no assurances that further tensions will not surface as a result of the significant depreciation and volatility of the Rupiah, the resulting economic conditions, the policies and reforms of the new Indonesian government or other factors or that future tensions or disturbances will not adversely affect the Company.

  Developments Relating to Indonesia's Economic Conditions

     Substantial Depreciation and Volatility of the Rupiah. Since July 1997, the Rupiah has experienced substantial volatility and depreciation in value against many foreign currencies, including the U.S. dollar. The value of the Rupiah against the U.S. dollar depreciated from approximately Rp.2,432 = US$1.00 on July 1, 1997, to Rp.14,725 = US$1.00 on June 26, 1998. Such depreciation has resulted in higher prices for imported goods in Rupiah terms and has resulted in very high rates of inflation.

     The value of the Rupiah relative to other currencies is subject to changes in Indonesian government policies and depends to a large extent upon Indonesia's economic and political developments, as well as supply and demand in the local foreign exchange markets and other factors. In 1986, Bank Indonesia increased the flexibility of exchange rates between the Rupiah and foreign currencies through the adoption of an exchange rate intervention band comprised of upper and lower values of the Rupiah relative to other currencies which were announced on a daily basis. Bank Indonesia announced that it would intervene in the foreign exchange markets in an effort to maintain the value of the Rupiah relative to other currencies within the intervention band. Since then, the Rupiah has generally depreciated against the U.S. dollar and other major currencies such as the Yen and the Deutschmark.

     Beginning in early July 1997, the currencies of many Southeast Asian countries, including the Rupiah, experienced significant depreciations in value against the U.S. dollar, commencing with the devaluation of the Baht in Thailand on July 2, 1997. On August 14, 1997, Bank Indonesia removed the exchange rate intervention band, permitting the exchange rate for the Rupiah to float with market forces without an announced level at which Bank Indonesia would intervene, if at all. The Rupiah depreciated against the U.S. dollar immediately after the removal of the intervention band falling from Rp.2,653 = US$1.00 on August 13 to Rp.2920 = US$1.00 on September 1, 1997. The Rupiah continued to depreciate through the remainder of 1997, falling by December 31, 1997 to Rp.4650 = US$1.00.

     In 1998, the Rupiah has been subject to even greater depreciation and extreme trading fluctuations ranging in value between Rp.8,500 = US$1.00 to Rp.18,000 = US$1.00. The Rupiah/U.S. dollar exchange rate reached a reported high of Rp.18,000 = US$1.00 during intra-day trading on January 23, 1998 before rebounding to Rp.10,175 = US$1.00 on January 28, 1998. Bank Indonesia was reported to have intervened in the foreign exchange markets several times beginning on January 22, 1998. The Rupiah has continued to experience substantial depreciation and volatility in June, 1998. On June 11, 1998, the Rupiah/U.S. dollar median exchange rate was at Rp.11,350 = US$1.00, but by June 18, the median exchange rate had risen to Rp.16,000 = US$1.00. The Rupiah/U.S. dollar median exchange rate on June 26, 1998 was Rp.14,725 = US$1.00. (See Item 8 -- "Exchange Rates.")

     Risks Relating to Adverse Economic Conditions, High Interest Rates, Liquidity and Inflation. As a result of the recent depreciation of the Rupiah, the Indonesian economy is in recession and experiencing liquidity shortages, higher interest rates and higher inflation which in turn are adversely affecting the Indonesian financial sector. Beginning in October 1997, the Indonesian government took action to close, liquidate or merge a number of Indonesian banks and a large number of Indonesian banks have severely restricted or stopped granting new credit. In addition, many non-Indonesian banks have refused to accept letters of credit for import or export purposes from Indonesian banks, which has limited the ability of many Indonesian companies to export finished products or obtain raw materials or durable goods. Many banks in Indonesia have also been reported to be experiencing substantial increases in non-performing loans, problems with capital adequacy and liquidity and other challenges. No assurance can be given that Indonesian banks will successfully resolve these issues and, therefore, help restore liquidity in the banking sector of the foreseeable future. Continuing disruptions in the Indonesian financial sector, including high interest rates and liquidity shortages related to the recent substantial depreciation and volatility in value of the Rupiah, or economic conditions in Indonesia, may restrict or otherwise have a negative impact on the Company's ability to obtain working capital for its operations in Indonesia.

     In addition, the Indonesian economy has recently been experiencing significant price inflation. The Indonesian Government and the IMF have forecast a high inflation rate of 47% and negative economic growth for 1998. According to Indonesian Government sources, the rise in the Consumer Price Index for the five five months of 1998 was approximately 40%. Inflation is expected to affect adversely a number of Indonesian companies as well as the economy generally.

     Financially Troubled Indonesian Companies. A significant number of Indonesian companies have been reported to be unable to satisfy their debt service obligations. If such financial troubles result in an increase in the number of corporate reorganizations, bankruptcies or liquidation, Indonesia's economic environment may further deteriorate, resulting in lower demand for the Company's products. Unemployment arising from corporate failures may also contribute to civil unrest and political instability. Such problems may adversely and materially affect the operations and prospects of the Company. There can be no assurance that the Indonesian companies currently unable to fund their debt service payments will be able to resolve their financial difficulties and continue as going concerns.

     Effect on Sponsors. Like almost all Indonesian companies, Tirtamas has been materially adversely affected by the financial and economic crisis in Indonesia and Southeast Asia, with the result that its ability to provide the Company with managerial and commercial expertise has been affected by the increased need to provide such assistance during the current period of turmoil not only to the Company but also to its other affiliated companies as well. BP and Nissho Iwai continue to provide assistance to the Company in the distribution of its products in the export market.

     Recent Developments in Banking Regulations and Indonesian Corporate Debt Restructuring. On January 26, 1998, the Indonesian government announced that the payment obligations to all depositors and creditors of commercial banks incorporated in Indonesia in respect of both Rupiah and foreign currency claims are guaranteed by the Indonesian Government ("Indonesian Government Guarantee"). According to the announcement of the Indonesian government, the Indonesian Government Guarantee does not apply to companies other than banks, and will not cover shareholders' loans of a shareholder holding 10% or more of the bank's paid up capital and subordinated debt of banks as set forth in the Joint Decree of the Board of Directors of Bank Indonesia and the Chairman of the Indonesian Bank Restructuring Agency ("IBRA") dated 6 March 1998 ("Joint Decree"). Foreign currency claims on the Indonesian Government Guarantee will be met by Rupiah payments based on the exchange rates referred to in the Joint Decree. In addition, the Indonesian Government Guarantee will remain in place for at least two years from January 26, 1998 and will expire on either (i) January 31, 2000, or (ii) 6 months after the announcement by the Government of any other expiration date of the Indonesian Government Guarantee. IBRA will be responsible for rehabilitating banks that are presently not sound and do not have good prospects for rehabilitating themselves. All costs for the implementation of IBRA's duties shall be paid from funds separated by and from the state treasury for such purpose and other legitimate sources. IBRA will be responsible for, among other things, supervising banks which require restructuring and the restructuring process relating thereto and acting as the manager of banking assets acquired in the course of the restructuring of Indonesian banks.

     On June 4, 1998 a Joint Statement of Indonesian Bank Steering Committee and Representatives from the Republic of Indonesia ("Joint Statement") was issued announcing the agreement, by and between representatives of the Government and private sector of Indonesia and the Steering Committee of foreign creditor banks, with respect to a comprehensive program to address Indonesia's external debt problems. The Joint Statement states:

          This programme comprises three initiatives relating to private corporate debt, external credit to the Indonesian banking system and trade finance.

          The corporate debt arrangement envisages the creation of an Indonesian Debt Restructuring Agency (INDRA), fully backed by the Government of Indonesia and administered by Bank Indonesia, that will provide exchange rate risk protection and assurance as to the availability of foreign exchange to private debtors that agree with their creditors to restructure their external debt for a period of eight years, with three years of grace during which no principal will be payable. Participants in INDRA will be entitled to purchase US Dollars at the best real 20 day average market exchange rate occurring from the date the programme becomes operational until June 30, 1999. In addition, should the Rupiah appreciate in value by the second anniversary of the programme, debtors will be entitled to the benefit of the improved exchange rate for the remainder of the arrangement. The INDRA programme provides a framework to be used on a case by case basis for the restructuring of corporate debt. INDRA offers important relief to debtors (without involving any subsidy or assumption by the Government of Indonesia of commercial risk) and should help relieve pressure on the foreign exchange market Participation in INDRA is voluntary and will require the consent of both debtors and creditors. There are incentives for debtors who sign on before the end of January 1999.

          As a second element of the programme, the maturity of external, non-trade related liabilities of Indonesia's commercial banks, falling due through March 31, 1999 (estimated at approximately US$9.2 billion) will be extended for up to four years by means of an exchange offer. Pursuant to the offer, Indonesian banks will offer to exchange for these liabilities new loans, guaranteed by Bank Indonesia, with maturities of one, two, three and four years. The new loans will bear interest margins over LIBOR of 2 3/4%, 3% and 3 1/4% and 3 1/2% respectively. The obligations to be extended are currently being rolled over by informal arrangement at the request of Indonesia. The extension of these maturities will create a manageable repayment profile for the external debt of the banking system and substantially aid Indonesia's balance of payments.

          Lastly, Indonesia will shortly request the trade creditors to Indonesian banks to undertake for a period of one year to use their best efforts to maintain trade finance at levels existing at the end of April 1998. Trade credits extended pursuant to the undertaking will be guaranteed by Bank Indonesia. This trade facility will help reverse the decline in trade finance and provide vital support to the Indonesian economy.

          In connection with the bank exchange offer and the trade facility, Indonesian banks will settle outstanding arrears before June 30, 1998.

     There can be no assurance that the foregoing private sector debt rescheduling plan will be implemented or be successful. There can also be no assurance that the foregoing banking sector initiatives will be successful in restructuring the Indonesian banking sector or will stabilize the Rupiah or the Indonesian economy. No assurances can be given that either of these measures, if adopted and implemented, will not have an adverse effect on the Indonesian economy or Indonesian companies, including the Company.

  Description of New Bankruptcy Law and the Material Changes for the Rights of Creditors Arising Thereunder.

     The currently prevailing bankruptcy regulations in Indonesia are provided neither in the Indonesian Commercial Code, nor in the Civil Code, but in a separate "Bankruptcy Law" which closely follows Dutch bankruptcy regulations.

     On April 22, 1998, the Government of Indonesia promulgated certain amendments to the Bankruptcy Law ("Amendments") which will come into force and effect on August 22, 1998. Provisions of the Amendments are discussed below.

     Provisional Remedies. The Amendments introduce and permit, upon proof of need to protect creditors and the debtor's estate (i.e. from dissipation or transfer of assets), provisional remedies such as (i) imposition of a conservatory attachment on part or all of the assets of a debtor prior to an adjudication of bankruptcy, and (ii) appointment of an interim receiver to supervise management of a debtor's business and take possession of its assets. The consent of the interim receiver will be required for any payment to creditors or transfer or encumbrance of the debtor's assets, prior to adjudication of bankruptcy.

     Commercial Courts. The Amendments provide for the establishment of Commercial Courts (the "Commercial Court"), the first of which is to be located in Jakarta. The Commercial Courts will have exclusive jurisdiction in Indonesia over cases in respect of bankruptcy and suspension of payments and will have jurisdiction over other commercial matters which will be determined subsequently and promulgated by government regulation.

     Procedures. Under the Amendments, a debtor can be adjudicated bankrupt in summary proceedings if the Commercial Court determines on the basis of prima facie evidence that the debtor: (a) had debts to two or more creditors; and (b) has failed to pay at least one debt which is due and payable, either upon the application of the debtor, one or more of its creditors or the public prosecutor. If the debtor is a bank or a securities company, only Bank Indonesia (the Indonesian Central Bank) or the Badan Pengawas Pasar Modal (the Capital Market Supervisory Agency), respectively, is allowed to file the petition.

     The Amendments introduce strict time limits, after the filing of the bankruptcy application, by which the Commercial Court must (i) set the hearing date for adjudication of the bankruptcy application (48 hours); (ii) commence the adjudication hearing (20 days, extendible by the Commercial Court to 25 days, from registration upon request and showing of good cause by the debtor); and, (iii) render a written decision on adjudication supported by legal reasons (30 days). The decision may be enforced directly and the creditor shall be entitled to conduct the management and realization of the bankruptcy estate without any involvement from the debtor, although the decision is still subject to all legal remedies available.

     The Amendments also limit appeal of the Commerical Court's adjudication to appeal by cassation to the Supreme Court, eliminating any intermediary appeal to the Court of Appeal, although the Supreme Court's decision on appeal by cassation is also subject to a "civil review" procedure. The Amendments further specify strict time limits and procedures for filing a petition for appeal by cassation and in respect of the setting and commencement of hearing dates and adjudication of the appeal by cassation. If a case is substantial or complex or if the petitioner requests, the Commercial Court may form a creditor's committee from known creditors.

     Upon adjudication of bankruptcy, the receiver will give notice of an initial meeting of creditors which shall be convened between 15 and 30 days thereafter. At a creditors' meeting, any creditor(s) representing a majority of unsecured indebtedness of the bankrupt at such meeting is entitled, among other things, to replace the receiver.

     Institutions Related to Bankruptcy. Upon the adjudication of bankruptcy, the debtor loses the capacity to manage and dispose of its assets. A receiver will be appointed, out of certain person(s) or firm(s) registered with the Minister of Justice, or the Balai Harta Peninggalan, which is an agency under the Ministry of Justice. The receiver will administer the bankrupt estate in consultation with a Supervisory Judge appointed by the Commercial Court for this purpose. By a simple majority vote, the creditors can decide on the appointment of a creditors' committee, or the replacement of the temporary creditors' committee. All creditors' meeting decisions are based on votes of the unsecured creditors present at the creditors' meeting.

     Recognition of Security Rights. The Amendments entitle secured creditors to enforce their rights against the collateral of the debtor as if there were no bankruptcy. A secured creditor must enforce its rights against the debtor's collateral no later than 2 months after the first of any of the following occurrences: (i) no composition plan is offered at the creditor's meeting; (ii) a composition plan is proposed but rejected by the creditors; or (iii) the debtor and creditors agree on a composition plan but the Commercial Court refuses to approve it.

     Introduction of Stay on Creditors' Rights Provided Adequate Protection is Given. The rights of secured creditors are subject to the imposition of a stay of up to 90 days from the declaration of bankruptcy during which time secured creditors and other parties cannot foreclose on assets of the bankrupt estate or otherwise claim assets in the bankrupt debtor's possession, unless the receiver or supervisory judge has given its authorization to them to do so. If a stay is imposed, the receiver must provide to any secured creditor or third party whose rights are stayed adequate protection which may include, among others, interest payments, or compensation for any diminution in value of assets incurred during the stay. The stay enables the receiver sufficient time to decide how to maximize the proceeds of the realization of the bankrupt estate. The stay applies not only to encumbered assets of the estate but can also apply to assets belonging to third parties but given as collateral security to the debtor (i.e. assets subject to fiduciary ownership or title finance). A party whose rights are stayed may petition to lift or otherwise vary the terms of the stay. If so, a hearing must be held on short notice at which a decision must be rendered on the matter. Such decision by the supervisory judge is appealable to the Commercial Court. During the stay, the receiver may also use and sell assets of the bankrupt estate (including encumbered assets) in the ordinary course of business, provided adequate protection is given.

     Recognition of Rights of Set-Off. The Amendments also recognize rights of set-off of creditors and the stay does not adversely affect such rights of set-off that a creditor may have against cash deposits of the bankrupt debtor.

     Expansion of Scope of Preferential Transactions. The Amendments ease the standard of proof required for nullifying certain suspect transactions entered into by the debtor with third parties before the adjudication of bankruptcy which prejudice or damage creditors of such debtor. Before the Amendments, nullification required a showing that the debtor and the third party which whom it transacted knew, at the time the transaction was entered into, that its creditors would be damaged. The Amendments only require a showing that the debtor and the third party either knew or should have known that its creditors would be damaged by the transaction. Furthermore, the Amendments lengthened to one year from 40 days prior to the adjudication of bankruptcy, the suspect time period within which the law provides a rebuttable presumption that the debtor and third party knew or should have known creditors would be damaged by their entry into or performance of certain suspect transactions. The Amendments also expanded the number and types of transactions which are presumed to harm creditors of a debtor, if entered into by such debtor within one year prior to the declaration of such debtor's bankruptcy, to include transactions with corporate insiders or certain related entities of the debtor.

     Suspension of Payment. Upon the filing of an application for suspension of payments for the purpose of submitting a composition plan, the Court is required to immediately grant the debtor a provisional moratorium from payment of its debt, designate a supervisory judge and appoint an administrator of the debtor's estate. Within 45 days of filing of the application, a creditor's meeting shall be convened. Under the Amendments, if the debtor timely submits a plan for composition, it may be accepted if approved by more than a simple majority of the unsecured creditors which are admitted and present at the creditor's meeting and who also represent at least two-thirds of the total amount of unsecured debt present at such meeting. This is an easier threshold to achieve than was the case prior to the Amendments, when approval of a composition plan required a two-thirds majority of the number of all admitted creditors representing at least three-fourths of the total of all unsecured debt claims.

     If the creditors are not able to vote on a timely submitted composition plan or no composition plan has been timely submitted, then the creditors meeting shall vote on whether to accept the debtor's petition for a definitive moratorium for a period or successive periods for a total period not to exceed 270 days from the granting of the provisional moratorium. Approval of the definitive moratorium shall require the same majority required for approval of a composition described above. If the requisite majority for approving the definitive moratorium cannot be obtained, the debtor shall be declared bankrupt within one day of such vote. If the definitive suspension of payments is granted, the debtor shall prepare and submit a composition plan within the given time period. If no agreement can be reached on a composition plan before the expiry of such time period, any extension thereof or the 270 day period mentioned above, the debtor shall be declared bankrupt. The stay provisions applicable to bankruptcy similarly apply to suspension of payments proceedings. Composition typically provides for less than full payment of unsecured creditor claims. If the creditors by the requisite vote accept the composition, claims of unsecured creditors will be discharged to the extent provided in the composition.

     Effect of Amendments To Be Determined. From a creditor perspective, the significance of the Amendments will not be known until the new Commercial Courts start functioning. The new Commercial Courts are scheduled to be established by December 1998.

ITEM 2. DESCRIPTION OF PROPERTY

     As of December 31, 1997 the principal properties of the Company consisted of buildings and infrastructure, plant and equipment, motor vehicles, land rights and furniture and fixtures. The Company's plant (the "Plant") is located approximately 24 hectares adjacent to the Pertamina Refinery, near the village of Balongan, West Java, and is approximately 215 kilometers southeast of Jakarta. The Plant's location provides the Company with efficient access to its principal raw material, propylene, which is transported through the Company's pipeline directly from the Pertamina Refinery. The location of the Company's production facilities also provides easy access to the main east-west highway running between Jakarta and Surabaya, Indonesia's two largest cities. With respect to the information on the suitability, adequacy, productive capacity and extent of utilization of the Plant, see Item 1 -- "The Plant."

     The Issuer's obligations under the Notes and the Indenture and the Company's obligations under the Guarantee are partly secured by liens on (i) the real property (including the land, buildings, facilities and other assets permanently affixed thereto whether now owned or hereafter acquired) comprising the Plant, (ii) all moveable assets (other than inventory, goods in process and raw materials), whether now owned or hereafter acquired, which form a part of, or are otherwise used in connection with, the Plant, (iii) all insurance proceeds relating to the Plant, (iv) all rights arising out of or related to certain contracts(1) and leases relating to the Plant, its operation and the manufacture of polypropylene therein. As of December 31, 1997, the total amount of indebtedness secured by these facilities was approximately US$200,000,000.

     All of the Company's properties are located in Indonesia. The Company executive and administrative offices are located in Jakarta and total approximately 1,000 square meters. The Company leases these premises under a lease that expires on January 31, 1999.

ITEM 3. LEGAL PROCEEDINGS

     Neither the Company nor any of its subsidiaries is currently in any litigation or legal proceedings which could reasonably be expected to affect materially the Company's business or operations. In addition, there are no proceedings known to be contemplated by the Indonesian Government against the Company or any of its subsidiaries.

ITEM 4. CONTROL OF REGISTRANT

     The following table sets forth certain information, as of June 30, 1998, with respect to the beneficial ownership of the outstanding shares of common stock of the Company held by (i) each person or entity who

---------------

(1) Such contracts are: (i) the License Agreement between Himont Incorporated ("Himont") and Tirtamas dated April 21, 1993, as novated by a Novation Agreement dated July 7, 1994 between Himont and Tirtamas; (ii) the Propylene Supply Contract; and (iii) the Polypropylene Offtake Contract.

owns 10% or more of the shares of the Company's outstanding shares of common stock and (ii) all Commissioners, Directors and executive officers as a group. There are no arrangements between shareholders or a third party and the Company that will result in a change in control of the Company. The authorized capital of the Company is Rp.90,765,000,000, consisting of 45,000,000 shares with a par value of Rp.2017 each. All of the Company's authorized shares have been issued and fully paid up.

                                               NUMBER OF SHARES   PERCENTAGE OF TOTAL
             NAME OF STOCKHOLDER                    OWNED         OUTSTANDING SHARES
             -------------------               ----------------   -------------------
P.T. Tirtamas Majutama(1)....................     36,000,000               80%
Nissho Iwai Corporation......................      4,500,000               10%
BP Chemicals Investments Limited.............      4,500,000               10%
All Commissioners, Directors and Executive
  Officers as a group........................             --               --

---------------
(1) The shareholders of P.T. Tirtamas Majutama are four closely held companies owned by Hashim S. Djojohadikusumo, Honggo Wendratno, Al Njoo and Siti Hediati Haryadi owning 35%, 25%, 25% and 15% of Tirtamas, respectively.

ITEM 5. NATURE OF TRADING MARKET

     The Notes are listed for trading on the Luxembourg Stock Exchange (the "LSE"). However, no trades have been executed on the LSE since the first listing date. The Company is not aware of any active trading market for the Notes and does not expect that an active market for the Notes will develop. The Company believes that substantially all of the Notes are held beneficially by U.S. persons.

     Banque Internationale a Luxembourg S.A. is the listing agent for the Notes on the Luxembourg Stock Exchange. The Notes have been accepted for clearance by Euroclear and Cedel. The Notes have been assigned a common code of 007644558, a CUSIP number of 73180UAAO and an ISIN of U.S.731.80U.AA0.7.

ITEM 6. EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS

EXCHANGE CONTROLS

     Currently, no exchange control restrictions exist in Indonesia or The Netherlands.

     In Indonesia, capital transactions, including remittances of capital, profits, dividends and interest, are free of exchange controls. There are no limitations on the rights of nonresidents or foreign owners of the Notes to hold such Notes under any Indonesian laws or regulations. A number of regulations, however, have an impact on the exchange system. Only banks authorized to deal in foreign exchange, for example, can execute foreign exchange transactions related to the import or export of goods. Prior approval by the Indonesian Government is also required for foreign loans with maturities of one year or longer made to any corporation which is wholly or majority owned by the Indonesian Government. Furthermore, by Presidential Decree No. 39, year 1991, certain commercial offshore loans are subject to approval from the Team for the Coordination of Management of Commercial Offshore Loans.

     Generally, all payments made or received by residents of The Netherlands to or from non-residents should be made by or received through the intermediary of an "authorized bank" (most banks registered in The Netherlands). Residents may make and receive payments to and from non-residents through accounts with foreign banks provided the opening of such accounts has been reported to the Dutch Central Bank. For statistical purposes, the Dutch Central Bank requires that certain transactions, including payments, between residents and non-residents be reported to the Dutch Central Bank immediately following completion of such transactions.

     In addition, there are no legislative or other legal provisions currently in force in The Netherlands restricting the making of payments to persons not residing in The Netherlands, except for regulations in compliance with United Nations and European Union sanctions restricting the making of payments to, for example, residents of Libya and Iraq.

DEVALUATION AND DEPRECIATION OF THE INDONESIAN RUPIAH

     During the last 20 years, the value of the Rupiah has been officially devalued three times against the U.S. dollar. These downward adjustments occurred in November 1978 when the exchange rate was realigned from 415 Rupiah to 623 Rupiah to the U.S. dollar; in March 1983, when the rate went from 703 Rupiah to 970 Rupiah to the U.S. dollar; and in September 1986, when the rate fell from 1,134 Rupiah to 1,644 Rupiah to the U.S. dollar. Between the time of the 1986 devaluation and mid 1997, the Rupiah has gradually adjusted downward in value against the U.S. dollar by about 4% annually.

     Bank Indonesia, the Central Bank of Indonesia, is the sole issuer of Rupiah, and responsible for maintaining the stability of the Rupiah. The value of the Rupiah was tied to a basket of currencies of Indonesia's main trading partners. Prior to August 14, 1997, Bank Indonesia maintained stability of the Rupiah through a trading band policy, pursuant to which Bank Indonesia would enter the foreign currency market and buy or sell Rupiah, as required, when trading in the Rupiah exceeded bid and offer prices announced by Bank Indonesia on a daily basis. On August 14, 1997, Bank Indonesia terminated the trading band policy, effectively free floating the Rupiah against other currencies. Since that date, the Rupiah has depreciated significantly against world currencies, falling from Rp.2,653 = US$1.00 on August 13, 1997 to Rp.14,725 = US$1.00 on
June 26, 1998. (See Item 1 -- "Developments Relating to Indonesia's Economic Conditions - Substantial Depreciations and Volatility of the Rupiah.")

ENFORCEMENT OF FOREIGN JUDGMENTS IN INDONESIA AND THE NETHERLANDS

     The Issuer is incorporated in The Netherlands, and the Company is incorporated in Indonesia. All of the Issuer's managing directors and all of the Company's commissioners, directors and executive officers reside outside the United States, and all or substantially all of the assets of the Issuer, the Company and such persons are located outside the United States. As a result, it may be difficult for investors to effect service of process upon such persons within the United States, or to enforce against the Issuer, the Company or such persons in U.S. courts judgments obtained in U.S. courts, including judgments predicated upon the civil liability provisions of the Federal securities laws of the United States.

Indonesia

     Judgments of U.S. courts, including judgments predicated upon the civil liability provisions of the Federal securities laws of the United States, are not enforceable in Indonesian courts because there is no treaty, arrangement or other basis for reciprocal enforcement of judgments between Indonesia and the United States. In addition, a judgment of a foreign (non-Indonesian) court will not be enforceable by the courts of Indonesia, although such a judgment could be admissible as evidence in a proceeding on the underlying claim in an Indonesian court. Re-examination of the underlying claim de novo would be required before the Indonesian court.

     No assurance can be given that the Indonesian courts will protect the interests of investors in the same manner or to the same extent as would United States courts. Proceedings in Indonesian courts can take longer to conclude than similar proceedings in some other jurisdictions and the outcome of such proceedings may be more unpredictable, because Indonesian laws and the Indonesian judicial systems are in some respects less developed than those in some other jurisdictions.

     Holders of Notes may be unable to pursue claims based on the Federal securities laws of the United States, as the Company has been advised by its Indonesian counsel that there is doubt as to whether Indonesian courts will enter judgments in original actions predicated solely upon such laws. Holders of Notes may also have difficulty pursuing claims under the Guarantee, as the rights of creditors under Indonesian law are not as clearly established as the rights of creditors under the applicable laws of most United States jurisdictions.

The Netherlands

     The United States and The Netherlands do not currently have a treaty providing for reciprocal recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters. Therefore, a final judgment for the payment of money rendered by any Federal or state court in the United States on civil liability, whether or not predicated solely upon the Federal securities laws of the United States, would not be enforceable in The Netherlands. However, the party in whose favor such final judgment is rendered may bring a new suit in a court of competent jurisdiction in The Netherlands and may submit in the course of the proceedings the judgment which has been obtained in the United States. If and to the extent the Netherlands court finds that the jurisdiction of the court of the United States has been based on grounds which are internationally acceptable and that proper legal procedures have been observed, the court of the Netherlands would, in principle, give binding effect to the final judgment of the court of the United States, unless such judgment contravenes Netherlands principles of public policy. In addition, a Netherlands court generally will not render a judgment in original actions brought in a Netherlands court predicated solely upon civil liability provisions of the Federal securities laws of the United States.

     Each of the Issuer and the Company has designated CT Corporation System as its agent for service of process in the United States with respect to the Notes, the Guarantee and the Indenture. However, such designation by the Issuer would terminate upon the bankruptcy of the Issuer.

ITEM 7. TAXATION

GENERAL

     The taxation discussion set forth below is intended only as a descriptive summary and does not purport to be a complete technical analysis or listing of all potential tax effects relevant to holders of the Notes. The statements of Netherlands, Indonesian and U.S. tax laws set out below are based on the laws, regulations, rulings and discussions in force on the date of this Annual Report on Form 20-F and are subject to any changes in Netherlands, Indonesian or U.S. laws or regulations. The summary does not discuss all aspect of Netherlands, Indonesian or U.S. taxation that may be relevant to a particular holder of Notes in light of his or her personal investment considerations. Each holder of Notes is urged to consult with his or her own tax advisor with respect to the particular tax considerations to him or her individually.

THE NETHERLANDS

     The following is a summary of certain Netherlands tax considerations. The summary does not address any laws other than the laws of The Netherlands in force and in effect as of the date of this Annual Report.

  Withholding Tax

     All payments under the Notes may be made free of withholding or deduction of, for or on account of any taxes of whatever nature imposed, levied, withheld or assessed by The Netherlands or any political subdivision or taxing authority thereof or therein.

  Taxes on Income and Capital Gains

     A holder of Notes will not be subject to any Netherlands taxes on income or capital gains in respect of any payment under the Notes or in respect of any gain realized on the disposal of the Notes, provided that:

          (i) such holder is neither resident nor deemed to be resident in The Netherlands;

          (ii) such holder does not have an enterprise or an interest in an enterprise that is, in whole or in part, carried on through a permanent establishment or a permanent representative in The Netherlands and to which enterprise or part of an enterprise, as the case may be, the Notes are attributable; and

          (iii) such holder does not have a substantial interest or a deemed substantial interest in the Issuer or, if such holder does have such an interest, it forms part of the assets of an enterprise.

     Generally, a holder of Notes will not have a substantial interest if such holder, such holder's spouse, certain other relatives (including foster children) of such holder or certain persons sharing such holder's household do not hold, alone or together, whether directly or indirectly, the ownership of, or certain other rights over, shares representing five percent or more of the total issued and outstanding capital (or the issued and outstanding capital of any class of shares) of the Issuer, or rights to acquire shares, whether or not already issued, that at any time represent five percent or more of the total issued and outstanding capital (or the issued and outstanding capital of any class of shares) of the Issuer or the ownership of profit participating certificates that relate to five percent or more of the annual profit of the Issuer and/or five percent or more of the liquidation proceeds of the Issuer. A deemed substantial interest is present if all or a part of a substantial interest has been disposed of, or is deemed to have been disposed of, on a non-recognition basis.

     A holder of Notes will not be subject to taxation in The Netherlands by reason only of the execution, delivery and/or enforcement of the Guarantee, and the issue of the Notes or the performance by the Issuer of its obligations under the Notes.

  Net Wealth Tax

     A holder of Notes will not be subject to Netherlands net wealth tax in respect of the Notes, provided that such holder is not an individual or, if he is an individual, provided that the conditions mentioned under clauses (i) and
(ii) of the proviso under "Taxes on Income and Capital Gains" above are met.

  Gift, Estate and Inheritance Taxes

     No gift, estate or inheritance taxes will arise in The Netherlands with respect to an acquisition of Notes by way of a gift by, or on the death of, a holder of Notes who is neither resident nor deemed to be resident in The Netherlands, unless:

          (a) such holder at the time of the gift has, or at the time of his death had, an enterprise or an interest in an enterprise that is or was, in whole or in part, carried on through a permanent establishment or a permanent representative in The Netherlands and to which enterprise or part of an enterprise, as the case may be, the Notes are or were attributable; or

          (b) in the case of a gift of Notes by an individual who, at the date of the gift, was neither resident nor deemed to be resident in The Netherlands, such individual dies within 180 days after the date of the gift while being resident or deemed to be resident in The Netherlands.

  Turnover Tax

     No Netherlands turnover tax will arise in respect of any payment in consideration for the issue of the Notes or with respect to any payment by the Issuer of principal, interest or premium (if any) on the Notes.

  Capital Tax

     No Netherlands capital tax will be payable in respect of or in connection with the execution, delivery and/or enforcement by legal proceedings (including the enforcement of any foreign judgment in the Courts of The Netherlands) of the Guarantee or the Notes or the performance by the Issuer of its obligations under the Notes, with the exception of capital tax that may be due by the Issuer on capital contributions made or deemed to be made to the Issuer under the Guarantee.

  Other Taxes and Duties

     No Netherlands registration tax, custom duty, transfer tax, stamp duty or any other similar documentary tax or duty, other than court fees, will be payable in The Netherlands in respect of or in connection with the execution, delivery and/or enforcement by legal proceedings (including the enforcement of any foreign judgment in the Courts of The Netherlands) of the Guarantee or the Notes or the performance by the Issuer of its obligations under the Notes.

INDONESIAN TAXATION

     The following is a summary of certain Indonesian tax considerations which deals only with the implications for holders of the Notes that are non-residents for Indonesian tax purposes. Generally, an individual is considered a non-resident of Indonesia if the individual:

     - does not reside in Indonesia (which is determined, in part, by the person's intention to reside in Indonesia) or

     - is present in Indonesia for not more than 183 days in any 12-month period.

     An entity will be considered a non-resident if it is established or domiciled outside of Indonesia. In determining the residency of an individual or entity, consideration must be given to the provisions of any applicable bilateral tax treaty which Indonesia has concluded with other jurisdictions. Under Indonesia's bilateral tax treaty with the United States, the withholding tax on interest is reduced from 20% to 10%.

  Withholding Tax

     Taxation of interest. Payments of interest or principal by the Issuer under the Notes will not be subject to tax in Indonesia unless the Notes are held through a permanent establishment of the individual or entity in Indonesia. If a
Note is held by a permanent establishment, the permanent establishment will be taxed on the interest income at the ordinary income tax rates.

     Taxation of guarantee payments. Payments by the Company under the Guarantee which are attributable to the interest payable on the Notes will be subject to a final withholding tax in Indonesia (unless the holder of the Note has a permanent establishment in Indonesia, as discussed below). The current rate of withholding tax for non-residents is 20% of the gross amount of the guarantee payment that is attributable to interest. The 20% rate may be reduced under the provisions of any bilateral tax treaty Indonesia has concluded with other jurisdictions. Under Indonesia's bilateral tax treaty with the United States, the withholding tax is reduced to 10%.

     To obtain the benefit of the reduced rate under a bilateral tax treaty, the holder of the Note would need to provide a certificate of domicile to the Company. The certificate of domicile must be issued by the competent authority (or the appointed legal representative) in the treaty partner jurisdiction.

     If the individual or entity holds the Note through a permanent establishment in Indonesia, the permanent establishment will be taxed on the guarantee payment at the ordinary income tax rates. Withholding tax of 15% would also be deducted by the Company at the time of payment. This withholding tax is a prepaid tax which can be offset against the tax payable by the permanent establishment.

  Tax on Disposition of Notes

     No income tax or capital gains tax will be payable by an individual or entity disposing of a Note at a gain, unless the individual or entity holds the Notes through a permanent establishment in Indonesia. If such Note is held by a permanent establishment in Indonesia, the permanent establishment will be taxed on any gain at the ordinary income tax rates.

  Other Indonesian Taxes

     There are no other Indonesian taxes or duties that would be required to be paid by a holder of a Note in relation to the payments to be made by the Issuer or the Company.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

     The following is a summary of certain United States Federal income tax considerations for original purchasers of the Notes and is for general information purposes only. This summary is based upon existing United States Federal income tax law, which is subject to change, possibly retroactively.

     This summary does not discuss all aspects of United States Federal income taxation which may be important to particular investors in light of their individual investment circumstances, such as Notes held by investors subject to special tax rules (e.g., financial institutions, insurance companies, broker-dealers, tax-exempt organizations and, except to the extent described below, non-"United States holders" (as defined below)) or to persons that will hold the Notes as part of a straddle, hedging, or synthetic security transaction for United States Federal income tax purposes or that have a functional currency other than the United States dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this summary does not discuss any foreign, state, or local tax considerations. This summary assumes that investors will hold their Notes as "capital assets" (generally, property held for investment) under the United States Internal Revenue Code. Prospective investors are urged to consult their tax advisors regarding the United States Federal, state, local, and foreign income and other tax considerations of purchasing, owning and disposing of the Notes.

     For purposes of this summary, a "United States holder" is a beneficial owner of a Note that is for United States Federal income tax purposes (i) an individual who is a citizen or resident of the United States, (ii) a corporation, partnership or other entity created or organized under the laws of the United States or any state or political subdivision thereof, (iii) an estate the income of which is includible in gross income for United States Federal income tax purposes regardless of its source, or (iv) a trust the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust.

  United States Holders

     Interest payable on the Notes will constitute foreign source income for United States Federal income tax purposes. In addition, a United States holder may be eligible to claim a deduction or, subject to a number of complex limitations, a foreign tax credit in respect of any Netherlands or Indonesian taxes imposed on such interest payments.

     Except in the case of a Note purchased at a discount to its original issue price, a United States holder will recognize capital gain or loss upon the sale or other disposition of a Note in an amount equal to the difference between the amount realized from such disposition (other than amounts attributable to accrued but unpaid interest) and the tax basis in the Note disposed of. Any such capital gain generally will be treated as United States source income. Although the matter is subject to some uncertainty, capital loss recognized on the disposition of a Note may be treated as a foreign source loss for United States Federal income tax purposes. Net capital gain (i.e., generally, capital gain in excess of capital loss) recognized by an individual holder upon the disposition of a Note that has been held for (i) more than 18 months will generally be subject to tax at a rate not to exceed 20%, (ii) more than 12 months but not more than 18 months will be subject to tax at a rate not to exceed 28%, and
(iii) 12 months or less will be subject to tax at ordinary income tax rates. In addition, capital gain recognized by a corporate holder will be subject to tax at the ordinary income tax rates applicable to corporations. In the case of a holder who has purchased a Note at a discount to its original issue price in excess of a statutorily defined de minimis amount and has not elected to include such discount in income on a current basis, (i) any gain recognized on the disposition of such Note will be subject to tax as ordinary income, rather than capital gain, to the extent of accrued market discount and (ii) a portion of the interest expense on indebtedness incurred or maintained to purchase or carry such Note may not be deducted until the Note is disposed of in a taxable transaction.

  Non-United States Holders

     An investment in the Notes by a non-United States holder will not give rise to any United States Federal income tax consequences, unless (i) the interest received on, or any gain recognized on the sale or other disposition of, the Notes by such holder is treated as effectively connected with the conduct by such holder of a trade or business in the United States or (ii) in the case of any gain derived by an individual, such individual is present in the United States for 183 days or more and certain other requirements are met.

     In order to avoid back-up withholding on payments of interest and principal on the Notes made in the United States, a non-United States holder of the Notes may be required to complete, and provide the payor with, a Form W-8 ("Certificate of Foreign Status"), or other documentary evidence, certifying that such holder is an exempt foreign person.

ITEM 8. SELECTED FINANCIAL DATA

SELECTED FINANCIAL AND OPERATING INFORMATION

     The selected income statement data and statement of cash flow data for the years ended December 31, 1995, 1996 and 1997 and the selected balance sheet data as of December 31, 1996 and 1997 for the Company set forth below are derived from, and should be read in conjunction with, and are qualified in their entirety by reference to, the audited Consolidated Financial Statements of the Company, including the Notes thereto, included elsewhere in this Annual Report. The selected income statement data for the years ended December 31, 1993 and 1994 and the selected balance sheet data as of December 31, 1993, 1994 and 1995 set forth below are derived from the audited Consolidated Financial Statements of the Company not included herein. The Company's Consolidated Financial Statements are prepared in accordance with Indonesian GAAP, which differs in certain significant respects from U.S. GAAP. Notes 21, 22 and 23 of Notes to the Consolidated Financial Statements provide a description of the material differences between Indonesian GAAP and U.S. GAAP.

                                                                YEAR ENDED DECEMBER 31,
                                              -----------------------------------------------------------
                                               1993        1994         1995        1996          1997
                                              -------    ---------    --------    ---------    ----------
                                                                   (RP. IN BILLIONS)
INCOME STATEMENT DATA
Indonesian GAAP:
Net sales...................................   Rp. --     Rp.   --    Rp. 43.4    Rp. 279.0     Rp. 358.4
Cost of sales...............................       --           --       (41.0)      (184.4)       (273.4)
                                              -------    ---------    --------    ---------    ----------
Gross profit................................       --           --         2.4         94.6          85.0
Selling, general and administrative
  expenses..................................       --         (8.0)      (14.5)       (21.6)        (25.8)
                                              -------    ---------    --------    ---------    ----------
Operating income (loss).....................       --         (8.0)      (12.1)        73.0          59.2
Other income (expenses)
    Interest income.........................       --           --         0.5          1.6          11.1
    Income from insurance claim.............       --           --          --           --          10.8
    Miscellaneous income (expense)..........       --           --         2.5           --          (0.8)
    Interest expense and other financing
      charges...............................       --           --       (14.7)       (31.7)        (69.4)
    Write-off of deferred financing
      charges...............................       --           --          --         (9.9)         (2.4)
    Write-off of pre-operating costs........       --         (1.3)         --           --            --
    Foreign exchange translation loss.......       --         (3.0)      (15.3)        (7.7)       (153.8)
                                              -------    ---------    --------    ---------    ----------
Income (loss) before corporate income tax...       --        (12.3)      (39.1)        25.3        (145.3)
Provision for corporate income tax..........       --           --          --           --          (0.2)
                                              -------    ---------    --------    ---------    ----------
Income (loss) before minority interest......       --        (12.3)      (39.1)        25.3        (145.5)
Minority interest in subsidiary's profit....       --           --          --           --            --
                                              -------    ---------    --------    ---------    ----------
Net income (loss)...........................   Rp. --    Rp. (12.3)   Rp.(39.1)   Rp.  25.3    Rp. (145.5)
                                              =======    =========    ========    =========    ==========
U.S. GAAP:
Net income (loss)...........................  Rp.(1.3)   Rp. (11.0)   Rp.(39.1)   Rp.  25.3    Rp. (485.7)
                                              =======    =========    ========    =========    ==========

                                                                YEAR ENDED DECEMBER 31,
                                              -----------------------------------------------------------
                                               1993        1994         1995        1996          1997
                                              -------    ---------    --------    ---------    ----------
                                                                   (RP. IN BILLIONS)
BALANCE SHEET DATA
Indonesian GAAP:
  Current assets............................  Rp. 5.9    Rp.  15.7    Rp. 47.5    Rp.  55.9     Rp. 264.1
  Fixed assets, net.........................      5.6        302.4       369.6        362.1         817.9
  Other assets..............................     71.7         11.3        15.0          4.9         256.2
  Total assets..............................     83.2        329.4       432.1        422.9       1,338.2
  Short-term debt...........................       --           --          --        330.8         159.2
  Long-term debt, current portion...........       --           --        10.2           --            --

  Long-term debt, non-current portion.......       --        239.8       331.3           --       1,020.0
  Minority interest.........................       --           --          --           --           3.6
  Shareholders' equity (deficit)............     42.5         57.4        44.6         69.9         (74.8)
U.S. GAAP:
  Total assets..............................     81.9        329.5       443.6        441.7       1,022.2
  Shareholders' equity (deficit)............     41.2         57.4        44.6         69.9        (415.0)
OTHER FINANCIAL DATA
Indonesian GAAP:
  Cash flows from:
  Operating activities......................       --    Rp. (18.7)   Rp.(15.2)   Rp.  24.2     Rp. (11.1)
  Investing activities......................       --       (235.8)      (86.5)       (14.5)       (111.3)
  Financing activities......................       --        253.6       108.8        (10.8)        252.2
  Capital expenditures......................  Rp.35.5        235.7        86.9         14.7          10.6
  Depreciation and amortization.............       --          1.5         5.1         25.0          21.2
OPERATING DATA
Polypropylene produced (tonnes).............       --           --      23,891      137,369       161,810
Polypropylene sold (tonnes).................       --           --      22,336      139,171       153,273

EXCHANGE RATES

     The following table sets forth, for the period indicated, the Rupiah to US dollar exchange rate expressed in terms of the middle market spot exchange rate announced by Bank Indonesia (the "Central Bank Rate"). The Federal Reserve Bank of New York does not certify for customs purposes a noon buying rate for cable transfers in Rupiah.

                                                                   EXCHANGE RATES
                                                                 RUPIAH PER US$1.00
                                                    ---------------------------------------------
              YEAR ENDED DECEMBER 31                LOW(1)    HIGH(1)    AVERAGE(2)    PERIOD END
              ----------------------                ------    -------    ----------    ----------
1993..............................................   2,066      2,110       2,089         2,110
1994..............................................   2,122      2,200       2,164         2,200
1995..............................................   2,207      2,308       2,253         2,308
1996..............................................   2,311      2,383       2,347         2,383
1997..............................................   2,396      4,650       2,953         4,650
1998 (Jan. 1 through May 31)......................   7,970     10,525       9,159        10,525

     On June 26, 1998, the Central Bank Rate was Rupiah 14,725 = $1.00.

(1) The high and low amounts are determined based upon the month-end Central Bank Rates.

(2) The average of the Central Bank Rates on the last day of each month during the period on which Bank Indonesia quoted rates.

ITEM 9. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     Management's Discussion and Analysis of Financial Condition and Results of Operations reflects the historical results of the Company. The following discussion and analysis should be read in conjunction with the Company's Consolidated Financial Statements and the Notes thereto which appear elsewhere in this Annual Report. Certain amounts (including percentage amounts) have been rounded for convenience.

     With respect to statements that are included in this Item 9 that are forward-looking statements within the meaning of the Securities Act and the Exchange Act, reference should be made to the discussion in the forepart of this Annual Report under the heading "Forward-Looking Information" beginning on Page 1.

     The Company's Consolidated Financial Statements are prepared in accordance with Indonesian GAAP, which differs in certain significant respects from U.S. GAAP. Notes 21, 22 and 23 of Notes to the Consolidated Financial Statements provide a description of the material differences between Indonesian GAAP and U.S. GAAP and a reconciliation to U.S. GAAP of net profit (loss) of the Company for the years ended December 31, 1995, 1996 and 1997 and shareholders' equity (deficit) as of December 31, 1996 and 1997.

DEVELOPMENTS IN 1998

     Beginning in 1997 and continuing through 1998 to date, Indonesia and other Asian countries have experienced significant economic and financial difficulties, including a substantial depreciation of their currencies, increased interest rates, rising inflation and diminished economic activity. The value of the Rupiah began to fall considerably during the middle of 1997, and on August 14, 1997 the Government discontinued its managed exchange rate program and adopted a free float system. From August 13, 1997 to June 15, 1998, the Rupiah depreciated over 80% against the Dollar.

     As a consequence of this substantial depreciation, domestic banks have temporarily stopped lending funds to most Indonesian companies and interest rates in Indonesia have risen significantly. The combination of these factors have made it expensive, if not impossible, for most Indonesian companies, including the Company, to obtain new working capital funds for their operations and have increased the cost to companies, including the Company, of meeting interest obligations with respect to their existing floating rate or foreign currency denominated indebtedness. (See "Liquidity and Capital Resources -- Net Cash Provided by (Used in) Operating Activities.")

     In connection with this economic turmoil, Indonesia has experienced substantial social and political upheaval during 1998. (See Item 1 -- "Developments Relating to the Indonesian Political Environment.")

     These events have forced a significant number of Indonesian businesses to cease operations for an indefinite period of time, which has triggered further economic problems throughout Indonesia and the region. Many transportation and shipping companies have either greatly decreased or ceased services from Indonesia altogether. Domestic demand for products has dropped substantially due to the economic difficulties caused by the depreciated Rupiah, high inflation and growing unemployment. Companies whose operations have not been affected by the decline in domestic demand, however, continue to experience difficulties in maintaining operations due to the lack of adequate domestic liquidity sources and the extreme volatility of Rupiah exchange rate.

     None of the rioting or civil disturbances have caused any physical damage or interruptions of the Company's business. The Company has experienced no other direct effects of the rioting or subsequent change in government.

  Selected Financial and Operational Data for the First Five Months in 1998

     Set forth below are certain selected operating statistics and consolidated financial data for the first five months of 1998. The Company maintains monthly data only in its internal management reports. Management report information is unaudited and not reviewed by the Company's accountants. In the ordinary course, management report information requires adjustment and can reflect errors in attribution among periods. Although the information is believed to be accurate by the Company, potential investors are cautioned that the information supplied may require such adjustments or contain errors in its presentation. The Company has provided the following financial information on a monthly basis only because of the Company's current circumstances and impending consent solicitation. The Company does not necessarily intend to provide such financial data on a monthly basis in the future.

                                        MONTHLY
                                        AVERAGE   JANUARY    FEBRUARY    MARCH     APRIL      MAY
                                         1997       1998       1998      1998      1998      1998
                                        -------   --------   --------   -------   -------   -------
OPERATIONAL DATA                                           (THOUSANDS OF TONNES)

Production...........................   13.5...       15.0      11.8          0       4.2       0.2
Sales
  Domestic...........................      11.0        6.1       1.8        3.8       4.6       3.0
  Export.............................       1.8        1.4       7.8        7.0       1.5       1.1
                                        -------   --------   -------    -------   -------   -------
  Total..............................      12.8        7.5       9.6       10.8       6.1       4.1
Finished Goods Inventory.............       5.3       17.7      19.8        8.9       6.8       2.9

                                                             (US$ PER TONNES)
Average Selling Price (2)(9)(10).....       809(1)      361      524        606       568       457
Cash Conversion Costs (2)(9)(10).....       145(1)       31       37         40        54        43
PP (2)(3)(9)(10).....................       369(1)       22      116        168       117       107

STATEMENT OF PROFIT AND LOSS DATA                            (RP. IN BILLIONS)
Sales Revenue........................      29.9       27.4      44.6       54.9      28.1      19.9
Operating Income (Loss)..............       5.0       (3.1)      3.1        5.8      (0.1)      0.4
Net Income (Loss)....................     (12.1)  (1,144.7)    399.9       36.2      59.8    (661.5)
EBITDA (4)(9)........................      (4.9)       4.9     421.5       54.9      82.3    (633.7)
Adjusted EBITDA (5)(9)...............       7.9        1.0       6.2       11.7       4.4       6.6

BALANCE SHEET DATA                      (RP. IN BILLIONS EXCEPT EXCHANGE RATE DATA AND US$ AMOUNTS)
Rupiah Unrestricted Cash.............      97.1      138.8     120.8      138.5     144.3     135.0
Dollar Unrestricted Cash (US$mil.)...       1.6        1.5       2.2        0.5       2.0       2.2
  Total Unrestricted Cash and
     cash equivalent(s)(6)...........     104.5      154.1     140.2      142.7     160.2     158.2
Trade Receivables....................      77.9       50.4      67.8       64.6      40.2      36.3
Trade Payables & Accrual due to BP...      70.9      113.5     150.7      134.0     122.2     122.2
Trade Payables & Accrual due to
  others.............................      12.3       15.7      18.4       21.6      20.0      14.5
  Total Trade Payables & Accrual.....      83.2      129.2     169.1      155.5     142.2     136.7
Short term Debt(7)...................     159.2      405.4     324.3      298.3     273.7     388.5
Long term Debt(8)....................   1,020.0    2,188.7   1,748.8    1,688.9   1,608.9   2,289.1

Exchange Rate (Rp. to US$1.00)(10)...     4,650     10,175     8,800      8,325     7,970    10,525

---------------

(1) The "Monthly Average 1997" numbers are the Rupiah monthly average for 1997 translated for convenience only at the year-end Central Bank Rate set forth in the table.

(2) The Average Selling Price and Cash Conversion Costs, when translated into U.S. dollars for convenience, can be affected significantly by fluctuations in foreign exchange rates as (i) the Rupiah Average Selling Price is determined by reference to U.S. dollar prices and is subsequently recorded in the Company's accounts in Rupiah at the then prevailing exchange rate and
    (ii) Cash Conversion Costs include the consumption of items such as catalysts and additives that are purchased in U.S. dollars, often many months in advance of consumption, and recorded in the Company's accounts in Rupiah at the then prevailing exchange rate. (See "Glossary" for a definition of "Cash Conversion Costs" and "Introduction to Results of Operations -- Other Costs" in this Item for a more complete discussion of Cash Conversion Costs.) PP can similarly be affected because it is determined by reference to the Average Selling Price and by reference to propylene prices which are also a cost incurred in U.S. dollars. Subsequent translation of these numbers back into U.S. dollar terms at exchange rates which are significantly different from those used to record the original U.S. dollar amounts in the Rupiah accounts of the Company should be carefully considered when comparing these numbers with those of other periods or other companies. (See "Glossary" for a definition of "PP" and "Introduction to Results of Operations -- PP" in this Item for a more complete discussion of PP.)

(3) PP for a given month varies depending on exchange rates applied to purchases of propylene, timing of its consumption and application to Rupiah-denominated polypropylene sales. (See "Glossary-PP.") As the relative value of the Rupiah has varied dramatically over short periods in 1998, PP has also been affected. Such variations account for inconsistency in margin between months that may conflict with PP trends, and can result in quarterly average PP that is different than combination of monthly PP figures. Translated at the Central Bank Rates specified in this table.

(4) Income (loss) before corporate income tax plus depreciation, amortization and interest expense. EBITDA should not be considered as an alternative measure of net profit (loss) or cash provided by operating activities, but is presented to provide additional information related to the Company's debt service capability.

(5) Represents EBITDA before write-off of deferred financing charges and foreign exchange translation losses. Adjusted EBITDA should not be considered as an alternative measure of net profit (loss) or cash provided by operating activities, but is presented to provide additional information related to the Company's debt service capability. These calculations may not be consistent with the additional information related to the Company's debt service capability.

(6) Invested in demand deposits with maturities of one month or less.

(7) Short-term debt consists of amounts originally incurred under letters of credit.

(8) Long-term debt represents the Notes.

(9) These calculations may not be consistent with the calculations of similarity titled data of other companies.

(10) Central Bank Rate as of the end of each month, except for 1997, which is as of the end of the year. This rate is used only for determining Average Selling Price, Cash Conversion Costs and PP.

     The Company's sales volumes and sales revenues have continued in 1998 to be severely affected by the Indonesian and regional economic crisis. Sales volumes declined as the domestic demand for polypropylene products was very weak. In order to bolster sales volumes, the Company increased exports in February and March but curbed exports in April and May because of very depressed polypropylene prices in regional Asian markets. The Company believes that the prices were depressed in part because of the increased exports of products by the Company and similarly situated companies in Indonesia and other Southeast Asian countries that were unable to sell their inventories to their traditional domestic customers. In spite of the significant reduction in monthly sales volumes in 1998, monthly sales revenues are comparable to or higher than the average monthly sales revenues for 1997. This is due to significant increases in Rupiah denominated product prices in 1998 in the domestic market. Polypropylene prices in the regional markets which are denominated in US dollars have continued to be weak and the Company does not expect these prices to significantly increase in the near term. However, the Company will continue to monitor regional polypropylene prices for opportunities to sell its products into the export markets at prices which yield a PP which approximates or is in excess of its Cash Conversion Costs.

     Although the limitations on sales volumes in the first five months of 1998 have been principally due to dampened domestic demand and unacceptably low regional prices, the Company's sales have also been restricted by interruptions in the supply of domestic propylene. The Plant shutdown for a period of 52 days from February 28 to April 20 due to the interruption of propylene supply caused by the shutdown of the Pertamina Refinery. During the shutdown period, the Company sought to import propylene but was unable to do so because of draught limitations at the Pertamina Refinery jetty where remedial dredging works were in progress and were not completed until mid-June. The Company was able to obtain delivery of approximately 1,600 tonnes of propylene, which had been ordered prior to the February 28 shutdown but stored on an interim basis at the facilities of its competitor, Tri-Polyta, before being transported to the jetty in three small shipments. Upon start-up of the Pertamina Refinery, the Plant resumed operations on April 21, 1998, but the Pertamina Refinery shut down once again on April 25 resulting in the Plant ceasing operations on May 1.

     Notwithstanding these shutdowns, the Company, by depleting its inventories, was able to maintain during April and May sales volumes only somewhat below what otherwise could have been sold during these periods, especially in May when businesses were severely affected by political events. In mid-May, after prior indications from the Pertamina Refinery that it would soon be operational, the Company was informed that the Pertamina Refinery would be shutdown until the end of July. Despite civil strife and tight liquidity, the Company immediately sought and obtained commitments for delivery of propylene starting in late May and, upon building sufficient inventory of propylene to manufacture specialty products, commenced operations on June 19, 1998. The Company has secured delivery of enough propylene to continue operations until mid-July. The Company's ability and decision to secure commitments for additional propylene will depend on the likely availability of domestic propylene, the operating margins then available to the Company with either domestic or imported propylene based on polypropylene prices then prevailing, and more generally on the success of the Company's strategy of cash conservation and enhancement in providing sufficient liquidity.

     The Company's insurers have confirmed that the Plant shutdown from February 28 through April 20, 1998 is covered under the Company's business interruption insurance, which does not include coverage for loss of profits, but provides for reimbursement of certain fixed costs such as interest costs and variable costs incurred during the period of business interruption, subject to a deductible for 14 days. The Company believes that the amount of this claim will be approximately US$3 to 4 million. The insurers have agreed to prepay approximately US$2 million, as an interim payment, which payment is expected in July 1998. With respect to the shutdown between May 1 through June 19, 1998, the Company is in the initial stages of discussions with its insurers regarding the claim related thereto. There can be no assurance that the period of non-operation during May and June 1998 will be covered by the Company's business interruption insurance or that the proceeds recovered will cover the full amount of the fixed and variable costs incurred by the Company during this period.

     The Company believes it continues to enjoy a higher average selling price for its products than other Indonesian producers of polypropylene, principally because of the Company's sales of specialty products. The Average Selling Price in January was lower than other months because the Company made a large portion of its sales in the first week of January before the Rupiah suffered significant depreciation in the middle of January.

     The cost of sales, which consists of the cost of propylene, Cash Conversion Costs and depreciation charges, increased as a percentage of Net Sales during the first five months to 89%. This is a significant increase over the level in 1997 of 76%. The principal reason for the increase was the inability to pass along fully the propylene price increases in Rupiah terms in the prices charged by the Company for polypropylene. If the Rupiah continues to depreciate, the Company expects the cost of sales as a percentage of net sales would continue to increase. Even if the Rupiah stabilizes or strengthens, the cost of sales as a percentage of sales may nonetheless continue to increase as the Company expects Cash Conversion Costs to increase in coming months as (1) inventories of U.S. dollar based catalysts and additives are replaced and recorded in the Company's accounts at Rupiah exchange rates which are higher than the exchange rates used to record the Company's previous and existing inventories of such items and (2) local costs such as labor and utilities experience inflationary pressures.

     The Company believes its Cash Conversion Costs continue to be lower than other Indonesian producers of polypropylene. However, the Company believes Cash Conversion Costs were at abnormally low levels in the first five months of 1998 because of significant exchange rate fluctuations. A significant portion of Cash Conversion Costs include the consumption of items such as catalysts and additives that are purchased in U.S. dollars, often many months in advance of consumption, and recorded in the Company's accounts in Rupiah at the then prevailing exchange rate. Subsequent translation of these costs back into U.S. dollars at significantly depreciated exchange rates causes these costs to appear lower than the actual dollar purchase price of such items. The Company believes that Cash Conversion Costs will increase as its inventory is replaced, as discussed in the previous paragraph.

     The PP when measured in U.S. dollars per tonne has significantly declined in the first five months of 1998 from levels enjoyed by the Company in 1997. The decline was principally due to the inability of Indonesian polypropylene producers, including the Company, to price their products to account for the full amount of exchange rate depreciations. The PP in January was particularly low because the Company had made a large portion of January sales just prior to the significant depreciation of the Rupiah that occurred in the middle of January.

     The Company's export sales have continued to be priced and paid for in US dollars, with payment mostly by letter of credit. With respect to domestic sales, products are priced in Rupiah, with reference to U.S. dollar denominated South East Asian polypropylene spot prices. Effective January 1, 1998, most of the Company's domestic customers were required to make payment on a cash on delivery basis ("COD"), rather than on the 30-60 days credit payment terms previously extended by the Company. As most of the Company's sales are currently on a COD basis, the Company's trade receivables position has improved in 1998 as compared to December 1997.

     A portion of the Company's cash is on deposit with banks which have granted credit to the Company on a short-term-basis. The cash is being held by these banks as security for the amounts owed by the Company. Additionally, cash in the amount of approximately US$51.75 million is held in the Subsidiary Investment Account subject to the restrictions described under the heading "June 15, 1998 Interest Payment On The Notes" in this Item. The remaining cash of the Company is not subject to any such restrictions ("Unrestricted Cash").

     Non-cash foreign exchange gains and losses and accrued interest on the Notes were the major items accounting for the differences between Operating Income (Loss) and Net Income (Loss). Net foreign exchange losses in the five months ended May 31, 1998 amounted to approximately Rp.1.2 trillion and were principally non-cash translation losses related to the Notes.

     Although the Company has not generated sufficient cash from its operations during the past six months to cover interest payments under the Notes, the Company believes that this period included an unusual concentration of economic, social, political and operational difficulties that have disrupted business activities in Indonesia and domestic market conditions generally and the operations of the Company in particular. The Company believes that it will not be able to continue operating indefinitely if these difficulties continue and market conditions do not improve. In the event the domestic polypropylene and Asian demand generally for polypropylene recovers from existing levels and PP firms and widens to reflect more normal market conditions, the Company believes it can generate sufficient cash in its operations in the near term to meet its working capital requirements and, as conditions further improve, to meet required interest payments as well. There can be no assurance that conditions will so improve, or that other economic, social or political difficulties may not arise that would adversely affect the Company's operations and cash flow. (See "Liquidity and Capital Resources" in this Item for a discussion of the Company's current serious liquidity situation.)

  June 15, 1998 Interest Payment On The Notes

     On June 15, 1998, a semi-annual installment of interest in the aggregate amount of US$11.25 million on the US$200 million outstanding principal amount of the Notes issued by the Issuer and guaranteed as to principal and interest by the Company became due and payable. The Issuer and the Company have failed to make this interest payment as the Company has not generated sufficient cash flow from its current operations to satisfy the interest payment. (See "Developments in 1998" in this Item.) Under the Indenture governing the Notes, the Company has a 30-day grace period after which time the failure to pay interest will become an Event of Default. Upon the occurrence of an Event of Default, the Noteholders have the right to accelerate Notes and foreclose upon the assets of the Company that have been pledged as collateral, as well as take other actions permitted under the Indenture and Indonesian Law.

     The Company does have funds in an aggregate amount of approximately US$51.75 million in a US dollar account established with the Collateral Agent in Jakarta (the "Subsidiary Investment Account") which, but for certain restrictions imposed on their use under the Indenture governing the Notes, would be available to satisfy in full the June 15, 1998 interest payment and any overdue interest thereon. The funds in the Subsidiary Investment Account comprise part of the proceeds raised from the issuance and sale of the Notes. Under the terms of the Indenture, the proceeds in the Subsidiary Investment Account are required to be used to make investments in Polytama II for the purposes of funding, in part, the costs of construction for the Polytama II Project. Pending the investment of such proceeds in Polytama II, the proceeds are to be held by the Collateral Agent in the Subsidiary Investment Account as part of the collateral securing the Notes. If such proceeds are not invested in Polytama II by June 30, 1999, the Company is required, under the terms of the Indenture, to use such proceeds to make an offer to repurchase the outstanding Notes in an aggregate amount equal to the proceeds remaining in the Subsidiary Investment Account at a price equal to 101% of the outstanding principal amount.

     As a result of the recent developments within Indonesia, plans for the construction of the Polytama II Project have been suspended. (See "Recent Developments Regarding Polytama II" in this item.) The management and shareholders of the Company have resolved to make no further investment in Polytama II with the proceeds in the Subsidiary Investment Account. Since the Company no longer intends to use such proceeds to make further investments in Polytama II, the Company has announced that it intends to seek the consent of the Noteholders to an amendment to the terms of the Indenture that will permit the use of the proceeds in the Subsidiary Investment Account to be used, inter alia, to meet interest obligations on the Notes.

     By allowing the Company to use the proceeds in the Subsidiary Investment Account to make interest payments to the Noteholders, the Company will in the interim be able to better focus on rebuilding its cash flows. If the Company does not obtain the consent of the Noteholders, the Company does not expect to be able to meet its interest payment obligations due at the end of the grace period on July 15, 1998 to avoid an Event of Default. No assurances can be given that the Company will obtain the consents of the Noteholders required to effect such amendment of the Indenture.

  Recent Developments Regarding Polytama II

     On October 29, 1997, the Company and certain other parties formed Polytama II as a limited liability company incorporated under the laws of Indonesia for the purposes of constructing and operating a polypropylene production plant in Tuban, East Java, Indonesia (the "Polytama II Project"). Polytama II is an 82% owned subsidiary of the Company and, in addition, is 10% owned by an affiliate of Siam Cement, 4% owned by Nissho Iwai and 4% owned by ITOCHU. The Polytama II Project was to be constructed adjacent to, and was to receive its feedstock from, a greenfield project in Tuban, East Java, Indonesia being constructed by an affiliated Company (the "Upstream Facilities"). The Upstream Facilities and the Polytama II Project have both been recently suspended.

     Prior to the suspension of the Polytama II Project, the Company's investments in Polytama II were expected to be funded with a portion of the net proceeds from the issuance of the Notes. Pursuant to the final Prospectus circulated in connection with the issuance of the Notes and the Indenture under which the Notes were issued, a portion of the net proceeds from the sale of the Notes, in an amount of approximately US$51.75 million, were to be deposited by the Company in the Subsidiary Investment Account for the purposes of making investments (of which no more than US$35 million would constitute equity contributions and the balance would constitute loans) in the Polytama II subsidiary. In connection with the incorporation of Polytama II, the Company was required to make an initial equity investment in Polytama II in the amount of US$5.74 million, representing the Company's proportionate share of the total initial equity capital invested by all of the shareholders of Polytama II.

     To resolve a circularity created by the operation of a provision of the Indenture, to the effect that the Company's initial investment in Polytama II could not be made until Polytama II had been incorporated, and a conflicting provision of Indonesian law, to the effect that a portion of the initial equity capital must be invested prior to incorporation, the Trustee, at the request of the Company, had permitted the Company to make the initial investment in Polytama II of US$5.74 million in order to enable the incorporation of Polytama II, subject to the understanding that the conditions for such investment set forth in the Indenture would be satisfied within a reasonable period of time. Thereafter, as the conditions for the initial equity investment in Polytama II were not satisfied, action was taken by the Collateral Agent on May 29, 1998, pursuant to instructions from the Trustee, to transfer back to the Company's Subsidiary Investment Account the funds comprising the Company's initial investment in Polytama II. The Company's obligations to reinstate the US$5.74 million in Polytama II is unclear and the Company continues to seek clarification on this matter with its Indonesian counsel and other relevant parties.

     In view of the suspension of the Polytama II Project, the shareholders and management of the Company have suspended further investments in Polytama II from the proceeds in the Subsidiary Investment Account. However, as reflected in the Consolidated Financial Statements, Polytama II has been invoiced by third parties through December 31, 1997 approximately US$27 million. Since December 31, 1997, Polytama II has been invoiced by third parties' additional liabilities in the amount of approximately US$18.8 million. The appropriateness of amounts invoiced to Polytama II by third parties has not yet been determined by

Polytama II and, thus, its obligation to pay such amounts is currently unclear. Further, with respect to the obligations of Polytama II, Indonesian counsel has advised the Company that, under applicable Indonesian law, the Company and the other shareholders of Polytama II would not generally be liable for the obligations of Polytama II in the absence of special circumstances. While the Company believes that such special circumstances do not exist, the situation is not completely clear and the Company is currently working with its Indonesian counsel and other relevant parties to clarify the situation, including determining the extent of the Company's obligations, if any, in respect of Polytama II obligations.

INTRODUCTION TO RESULTS OF OPERATIONS

  Product Prices

     The Company derives most of its sales and income from its operations from sales of polypropylene in Indonesia and various other countries primarily in Asia. Markets for the Company's polypropylene products are highly competitive and are sensitive to changes in industry capacity and output levels and cyclical changes in the world economy, all of which can have a significant impact on selling prices and, therefore, the Company's results of operations. Prices for the Company's products are based upon and affected by the global and particularly regional prices for such products, which tend to be highly cyclical and subject to significant fluctuations. Prices for the Company's polypropylene sold outside of Indonesia are generally based on international U.S. dollar prices and are invoiced and payable in U.S. dollars. Although prices for the Company's products sold in Indonesia are denominated in Rupiah, they too are based on and affected by global and regional U.S. dollar prices for these products. Therefore exchange rate fluctuations have a direct effect on the price of polypropylene products such that a depreciation in the value of the Rupiah is generally accompanied by an increase in the price of the Company's products that are quoted in Rupiah. World prices for polypropylene are also affected by significant changes in the international market price for propylene, the principal raw material purchased by the Company for the manufacture of polypropylene. (See Item 9 -- "Overview-Feedstock Costs.")

     The prices for the Company's products sold in Indonesia are also affected by tariffs on imported polypropylene. During 1996 and 1997, polypropylene products manufactured by foreign producers and imported into Indonesia were assessed import duties at a rate of 40%, thereby allowing the Company to price its domestic products higher than it otherwise would be able in an unprotected market. As of January 1, 1998, the tariff on imported polypropylene was reduced to 35% and is expected to be reduced to 20% sometime during the year 2000, with even further reductions planned for subsequent years. (See Item 1 -- "Competition -- Effects of Tariffs"). As a result the Company may face increased competition in the domestic Indonesian market from foreign producers which may lead to even lower domestic prices.

     Market prices for the Company's polypropylene products increased significantly in the latter half of 1997, from an average of approximately Rp.2.2 million per tonne during the second quarter of 1997 to an average of approximately Rp.2.6 million per tonne during the fourth quarter of 1997. However, the Company has not been able to increase the price of domestic sales of polypropylene enough to offset fully the cost of sales increase caused principally by the Rupiah devaluation experienced by the Company in the latter half of 1997, thereby resulting in the Company's gross profit margin decreasing from 33.9% for the year ended December 31, 1996 to 23.7% for the year ended December 31, 1997.

  Feedstock Costs

     The largest single component of the Company's cost of sales is the cost of propylene, which is used by the plant as feedstock and which accounted for approximately 71% of the Company's cost of sales in 1996 and approximately 80% in 1997. This percentage of increase was due primarily to the substantial depreciation in the value of the Rupiah, because all of the Company's propylene purchases, whether sourced domestically or internationally, are priced in, and paid for with, U.S. dollars. In the first quarter of 1997, the average price paid for propylene was US$520 per tonne which at the then prevailing exchange rate of Rp.2,419 per U.S. dollar was recorded at Rp.1.26 million per tonne. In the third quarter of 1997, the Company's propylene cost per tonne had decreased to US$431 per tonne, but due to the depreciation of the Rupiah to Rp.3,275 per U.S.

dollar, the cost when recorded in the Company's accounts in Rupiah terms, had risen to Rp.1.41 million per tonne.

PP

     The effects of fluctuations in product price and feedstock costs, as experienced by the Company, are directly reflected in PP, an important factor in determining the Company's profitability. PP is the difference between the price per tonne received for polypropylene and the price per tonne paid for propylene. (See "Glossary -- PP" for a more complete definition of PP.) Prices of propylene and polypropylene have varied significantly during the Company's operations. The table below sets forth, for the periods indicated, the per tonne (i) average polypropylene price received by the Company for sales of polypropylene resin,
(ii) average propylene price paid by the Company and (iii) PP.

                                               AVERAGE PRICE PER TONNE
                                             ---------------------------
              QUARTER ENDED                  POLYPROPYLENE    PROPYLENE          PP/TONNE
              -------------                  -------------   -----------   ---------------------
                                                 (RP. IN THOUSANDS)              (US$)(1)
1995(2)
  September 30............................     Rp.2,132.6     Rp.1,327.9    Rp.804.7   US$353.56
  December 31.............................        1,747.2        1,040.0       707.2      308.01
1996
  March 31................................        2,038.7          847.0     1,191.7      509.71
  June 30.................................        2,072.3          964.1     1,108.2      473.19
  September 30............................        1,923.1          985.7       937.4      400.60
  December 31.............................        2,010.4        1,074.8       935.6      392.61
1997
  March 31................................        2,074.6        1,257.7       816.9      337.70
  June 30.................................        2,204.0        1,228.8       975.2      398.04
  September 30............................        2,351.4        1,411.3       940.1      287.05
  December 31.............................        2,622.4        1,843.2       779.2      167.57

---------------
(1) At the Central Bank Rate at the end of each quarter.

(2) Excludes the purchase and resale by the Company of imported polypropylene to certain customers during the last two quarters of 1995.

     As a result of the currency crisis confronting Indonesia, polypropylene producers have aggressively sought to export their products to earn revenue in foreign exchange and, consequently, have depressed regional polypropylene prices. (See Item 1 -- "Developments Relating To Indonesia's Economic Conditions --Substantial Depreciation and Volatility of the Rupiah.")

     At the same time, the Company has confronted relatively higher propylene costs, because the prices on which the Company's domestically sourced propylene are based -- European market and U.S. Gulf Coast prices, which historically have been lower than South East Asian propylene prices -- were actually higher than South East Asian propylene prices from third quarter of 1997 through the first quarter of 1998.

     In addition, the depreciation of the Rupiah has had an adverse affect on the PP when expressed in U.S. dollar terms. Compared to the PP expressed in Rupiah terms, which decreased by 20% from the second quarter of 1997 to the fourth quarter of 1997, the U.S. dollar equivalent PP decreased by 58% during the same period.

  Other Costs

     Another significant component of the Company's cost of sales is depreciation expense, which constituted approximately 7.5% of cost of sales for the year ended December 31, 1996 and 5.7% for the year ended December 31, 1997. The Company uses the unit-of-production method to depreciate the majority of its plant and equipment. In the fourth quarter of 1996, the Company expended approximately US$1.1 million in order to change the major rotating equipment in the bulking area of the Plant. This had the effect of increasing the Plant's Production Capacity from approximately 140,000 tonnes to 180,000 tonnes per annum. As a consequence, the estimated useful total units of production for the majority of the Company's plant and equipment increased from 3.25 million tonnes to 4.5 million tonnes (180,000 tonnes per year for 25 years).

     The Company refers to its cost of sales excluding propylene costs and depreciation as Cash Conversion Costs (i.e. the cost of converting propylene to polypropylene). Cash Conversion Costs include both variable and non-variable cost components (but do not include royalties paid to the licensor of the SPHERIPOL(R) process, which are included in selling, general and administrative expenses). The major components of Cash Conversion Costs are catalysts, additives, maintenance costs, electricity costs and employee wages. As a consequence of the non-variable components, Cash Conversion Costs per tonne tend to decrease during periods of high production and increase during periods of low production. During the first quarter of 1997, when the plant produced at only 58% capacity, the Company's Cash Conversion Cost was US$168 per tonne compared to US$104 per tonne for the second quarter of 1997, when the Plant was operating at approximately 94% capacity. Recently, the Cash Conversion Costs have declined significantly to US$76 per tonne and US$54 per tonne, respectively, for the third and fourth quarters of 1997, when the plant operated close to full capacity. The reason for this decline is that a significant portion of the Cash Conversion Costs include the consumption of items such as catalysts and additives that are purchased in US dollars, often many months in advance of consumption, and recorded in the Company's accounts in Rupiah at the then prevailing exchange rate. Subsequent translation of these costs back into U.S. dollars at significantly depreciated exchange rates causes these costs to appear lower than the actual dollar purchase price of such items and results in declining Cash Conversion Costs in U.S. dollar terms. The Company believes its Cash Conversion Costs have been and continue to be significantly lower than that of its major competitor.

     The Company's selling, general and administrative expenses are composed of selling expenses, general and administrative expenses, royalty payments made to the Licensor, marketing fees and transportation costs. In periods of full production, selling, general and administrative expenses have ranged between 6% and 8% of net sales. Except for royalty payments and transportation costs, such expenses do not tend to vary with production and as a consequence such expenses tend to be a higher percentage of net sales during periods of less than full production. During the year ended December 31, 1997, such expenses constituted approximately 7.2% of net sales. During the first quarter of 1998 when production was low, such expenses were approximately 7.7% of net sales. The Company does not undertake substantial advertising or promotional expenses, as the Company's products are generally either commodity products or specialty products manufactured to customer specifications.

     The Company's other expenses consist primarily of interest costs and foreign exchange translation losses associated with its U.S. dollar borrowings.

  Plant Utilization

     The Plant has a production capacity of 180,000 tonnes per annum. Due to interruptions in propylene supply in 1996, the Company produced a total of approximately 137,000 tonnes of polypropylene during that year. Further interruptions in propylene supply and certain minor mechanical problems of the Plant resulted in the Company producing a total of approximately 161,810 tonnes of polypropylene for the year ended December 31, 1997.

     The Company's supply of domestic propylene remains intermittent as the Pertamina Refinery continues to experience numerous mechanical problems. (See
Item 9 -- "Developments in 1998.") In view of above mechanical problems at the Pertamina Refinery, the Company has taken certain steps to reduce the likelihood and length of time it may be forced to shutdown the operations in the future due to lack of propylene supply. (See Item 1 -- "Raw Materials -- Propylene.")

     Since the Plant commenced commercial operations in August 1995, the Plant has experienced only minimal mechanical problems. In 1996 and 1997, the down time for unplanned shutdowns due to mechanical problems excluding interruption in propylene supply and carbon monoxide poisoning was only 124 hours and

86 hours, respectively, resulting in the Company being able to achieve an On-Stream Factor of 98% for 1996 and an On-Stream Factor of higher than 98% for 1997. (See "Glossary" for a definition of "On-Stream Factor.") It is the Company's goal to continue to operate at an On-Stream Factor of 98% or higher. While the Plant has performed well when supplied with propylene, no assurance can be given that the Plant will continue to perform at these levels. Similarly, no assurance can be given that supply of propylene from the Pertamina Refinery will stabilize in the future, or that the Company will be able to purchase propylene from alternate sources at reasonable prices, so that the production and sale of polypropylene is economically viable.

RESULTS OF OPERATIONS

  1997 Compared to 1996

     Net Sales. In Rupiah terms, net sales revenue increased from Rp.279.0 billion in 1996 to Rp.358.4 billion in 1997. This increase in net sales in Rupiah terms reflects the higher selling prices charged by the Company due to the depreciation of the Rupiah since August 14, 1997. The increase in net sales also reflects, although to a lesser extent, the higher production volume achieved in 1997 as a result of the production enhancement program successfully completed in late 1996 and the resulting sales of such increased production. Production, and probably sales revenues, would have been even higher if the Company had not experienced interrupted propylene supply in the first quarter of 1997 which resulted in 34 days of lost production. However, the net sales revenue achieved by the Company in the year ended December 31, 1997 was actually lower than in the year ended December 31, 1996, when expressed in US dollar terms, because the higher production and sales volume were more than offset by the depreciation in the value of Rupiah. Put another way, although the Company raised prices for domestic customers in Rupiah terms, these increases were not sufficient to offset Rupiah depreciation in 1997.

     Cost of Sales. The cost of sales is a reflection of the cost of propylene, Cash Conversion Costs and depreciation charges. For the year ended December 31, 1997, these costs totaled Rp.219.5 billion, Rp.40 billion and Rp.13.9 billion, respectively. Such amounts represented approximately 61.2%, 11.2% and 3.9%, respectively, of the Company's net sales during 1997. For the year ended December 31, 1996, the propylene costs, Cash Conversion Costs, and depreciation charges totaled Rp.130.6 billion, Rp.40.9 billion and Rp.12.9 billion, respectively. Such amounts represented approximately 46.8%, 14.7% and 4.6%, respectively, of the Company's net sales during 1996. Cost of sales rose by 48.2% in 1997 as compared with 1996. This rise was greater than the percentage rise in Net Sales for the same period. Cost of Sales measured as a percentage of Net Sales rose form 66.1% in 1996 to 76.3% in 1997. The principal reason for these increases was the inability to pass along fully the propylene price increases in Rupiah terms in the prices charged by the Company for polypropylene.

     The Company imported approximately 8,782 tonnes of propylene during 1997. While imported propylene is subject to a 25% tariff, as a result of a one-year tariff reduction granted by the Indonesian Government, the tariff on the propylene imported by the Company was reduced to 12.5%.

     Both the cost of propylene and depreciation charges vary directly with the Company's net sales. In addition, a significant portion of Cash Conversion Costs comprising the portion associated with the cost of catalysts and additives used in the manufacture of polypropylene (37% and 41.6% of total Cash Conversion Costs in 1997 and 1996, respectively) also vary with the Company's net sales.

     Operating Income. For the year ended December 31, 1997, the Company had operating income totaling Rp.59.1 billion, a decline of 19% over 1996. The principal factors that determine the Company's operating income are its sales volumes and the PP achieved. While sales volume increased in 1997 as compared with 1996, the principal reason for the decline in Operating Income was lower PP for most of 1997 as compared with 1996. In addition, selling, general and administrative expenses also increased somewhat in 1997 principally due to increased expatriate staff remuneration.

     For the year ended December 31, 1997, the Company sold 153,273 (an increase of 10% over 1996) tonnes of polypropylene at an average PP of Rp.881,461 (a decrease of 16% from 1996) per tonne, generating operating income (before operating costs other than the cost of propylene) of approximately Rp.138.8 billion

(a decrease of 6% from 1996). In arriving at operating income for 1997 and 1996, the Company had the following expenses in addition to propylene costs:

                                                                        YEAR ENDED
                                                                       DECEMBER 31
                                                                    ------------------
                                                                     1996       1997
                                                                    -------    -------
                                                                    (RP. IN BILLIONS)
    Depreciation................................................    Rp.13.8    Rp.15.6
    Cash Conversion Costs:
      Catalysts and additives...................................       17.0       14.8
      Other.....................................................       23.9       25.2
    Royalties...................................................        3.6        3.4
    Transportation..............................................        7.7        7.0
    Other.......................................................        9.4       13.7
                                                                    -------    -------
    Total.......................................................    Rp.75.4    Rp.79.7
                                                                    =======    =======

     Other Income (Expenses). Net interest expense and other financing charges for 1997 and 1996 were, respectively, Rp.58.3 billion and Rp.30.1 billion. Net interest expense increased in 1997 because of an increase in the amount of and interest rate on outstanding long-term debt and because of amortization of financing charges associated with the offering of the Notes.

     During 1997, the Company had income of Rp.10.9 billion generated principally from the insurance proceeds on business interruption claims for the Plant shutdown that occurred during February and March 1997.

     For the year ended December 31, 1997, the Company wrote-off the unamortized balance of deferred financing charges of Rp.2.4 billion, which represent payment of service fees to Nissho Iwai in connection with the Company's short term debt and payment of facility fees to Bancroft Holdings B.V., a related party of Chase in connection with the Company's short-term debt. (See Note 9 to the Consolidated Financial Statements.)

     Foreign Exchange Translation Loss. The Company has incurred foreign exchange translation losses because the Company's long-term bank borrowings are all denominated in U.S. dollars, and the Rupiah has substantially depreciated against the U.S. dollar. In December 1997, the Company incurred realized and unrealized foreign exchange translation losses of Rp.153.7 billion in connection with the refinancing of the Interim Loan with the proceeds from the issuance of the Notes. In 1996, the Company recorded a foreign exchange translation loss of Rp.7.7 billion.

     Net Income (Loss). The Company had a net loss of Rp.145.5 billion in 1997, consisting of net income of Rp.10.4 billion for the second quarter and a net loss of Rp.155.9 billion in the other three quarters. The Plant had no significant downtime during the last three quarters of 1997. The net loss in the first quarter of 1997 resulted primarily from the shutdown of the Plant for 34 days during the period. The losses in the last two quarters were principally a result of the erosion in PP caused by depreciation in the Rupiah exchange rate. In contrast, the Company had a net income of Rp.25.3 billion in 1996. The significant decline in net income in 1997 was due to (i) the significant depreciation of the Rupiah against the U.S. dollar, (ii) the depressed sales prices, in dollar terms, during 1997 for polypropylene products in both the domestic and export markets and (iii) the lost sales volume caused by the plant shutdowns during the first quarter of 1997.

  1996 Compared to 1995

     The Company commenced commercial operations on August 1, 1995, and therefore, the Company believes a comparison of full-year 1996 and 1995 results of operations is not meaningful. Accordingly, portions of the following discussion of the Company's results of operations during 1995 and 1996 are presented on a quarterly, rather than an annual, basis.

     Net Sales. Net sales revenue increased from approximately Rp.16.4 billion for the third quarter of 1995 (which included Rp.4.8 billion of sales of imported polypropylene) to approximately Rp.27.0 billion for the fourth quarter of 1995. This increase in net sales primarily reflects the fact that production and sales did not commence until the second month of the third quarter and the successful transition during the fourth quarter from a start-up phase to operating at full Production Capacity at that time. However, production of polypropylene during the fourth quarter of 1995 was restricted due to the unexpected shutdown of the Pertamina Refinery, which interrupted propylene supply and caused 28 days of lost polypropylene production.

     During the first quarter of 1996, with an uninterrupted supply of propylene from the Pertamina Refinery, production levels increased and net sales rose to Rp.71.2 billion. During the second quarter, the Company increased its total production by more than 6% over the previous quarter despite a five day Plant shutdown due to an interruption in propylene supply. However, such increase in production was not realized in terms of increased sales as many of the Company's' domestic customers withheld orders expecting polypropylene prices in Indonesia to fall following similar trends occurring internationally. The Company offset this decrease in domestic orders through sales in the export market. As a result, sales in the second quarter of 1996 were approximately the same as in the preceding quarter (both in terms of revenue and volume).

     Net sales increased 21.1% for the quarter ended September 30, 1996 compared to the quarter ended June 30, 1996, reflecting a substantial increase in production, an uninterrupted supply of propylene from the Pertamina Refinery and the increase of domestic orders as domestic propylene prices stabilized in the third quarter of 1996. For the quarter ended December 31, 1996, net sales decreased 39.9% due to scheduled and unscheduled Plant shutdowns totaling 41 days during the period. Scheduled shutdowns included a 24-day shutdown for routine maintenance and production enhancement. The Company coordinated this maintenance shutdown with the scheduled maintenance shutdown of the Pertamina Refinery, which commenced on October 1, 1996, so as to minimize the need to import propylene, thereby saving costs.

     Following the Pertamina Refinery's scheduled maintenance period in the fourth quarter of 1996, the propylene produced at the Pertamina Refinery did not meet the required specifications and was not accepted by the Company. Due to the high price of propylene on the open market in December 1996 and the Company's belief that the quality problem at the Pertamina Refinery would soon be resolved, the Company chose to forego the importation of propylene and to remain closed for production. The quality problem took longer to resolve than anticipated and, as a result of the decision not to import propylene, the Plant was shut down.

     Cost of Sales. Cost of sales reflects the cost of propylene, Cash Conversion Costs and depreciation charges and, for the year ended December 31, 1995, the cost of imported polypropylene. For the year ended December 31, 1996, these costs totaled Rp.130.6 billion, Rp.40.9 billion and Rp.12.9 billion, respectively. Such amounts represented approximately 46.8%, 14.7% and 4.6%, respectively, of the Company's net sales during 1996. For the year ended December 31, 1995, the cost of propylene, Cash Conversion Costs and depreciation charges totaled Rp.23.4 billion, Rp.9.5 billion and Rp.3.3 billion, respectively. Such amounts represented approximately 60.6%, 24.6% and 8.5%, respectively, of the Company's net sales during 1995. During its pre-operating period in 1995, the Company imported polypropylene for sale to certain customers. The cost of this polypropylene aggregated Rp.4.8 billion. This amount is included in the Company's cost of sales for 1995. No polypropylene was imported in 1996.

     The Company imported approximately 10,000 tonnes of propylene during 1996. Imported propylene is subject to a 25% tariff, however, as a result of a one-year tariff reduction granted by the Indonesian Government, the tariff on the imported propylene was reduced to 12.5% resulting in cost savings of approximately Rp.1,613 million.

     Both the cost of propylene and depreciation charges vary directly with the Company's net sales. In addition, a significant portion of Cash Conversion Costs, the portion associated with the cost of catalysts and additives used in the manufacture of polypropylene (41.6% and 21.5% of total Cash Conversion Costs in 1996 and 1995, respectively), also varies with the Company's net sales. After deducting the cost of propylene, depreciation charges and the cost of catalysts and additives, the Company's remaining cost of sales totaled

Rp.23.9 billion in 1996 and Rp.8.3 billion in 1995 (approximately 8.6% and 12.8% of net sales in 1996 and 1995, respectively).

     Operating Income. For the year ended December 31, 1996, the Company had operating income totaling Rp.73.0 billion. The Company had operating income in each of its fiscal quarters, including the fourth quarter when the Plant was out of service for a total of 41 days. For the year ended December 31, 1995, the Company had an operating loss of Rp.12.1 billion as selling, general and administrative expenses for the entire year more than offset the small gross profit earned from the commencement of operations in August until the end of the year.

     The principal factors that determine the Company's operating income are its sales volumes (which are directly related to the Plant's production levels) and the PP achieved. These factors are offset by the Company's costs of sales and selling, general and administrative expenses which, as described above, are principally variable costs.

     For the year ended December 31, 1996, the Company sold 139,171 tonnes of polypropylene at an average PP of Rp.1,046,659 per tonne, generating operating income (before operating costs other than the cost of propylene) of approximately Rp.148.4 billion. For the year ended December 31, 1995, the Company sold 20,852 tonnes of polypropylene at an average PP of Rp.694,288 per tonne (excluding sales of 1,484 tonnes of imported polypropylene), generating operating income (before operating costs other than the cost of propylene) of approximately Rp.15.2 billion (including sales of the imported polypropylene). In arriving at operating income for 1996 and 1995, the Company had the following expenses in addition to propylene costs:

                                                                YEAR ENDED DECEMBER
                                                                         31
                                                                --------------------
                                                                  1995        1996
                                                                --------    --------
                                                                 (RP. IN BILLIONS)
Depreciation................................................     Rp.4.4     Rp.13.8
Cash Conversion Costs:
  Catalysts and additives...................................        1.2        17.0
  Other.....................................................        8.3        23.9
Royalties...................................................        0.4         3.6
Transportation..............................................        0.1         7.7
Other.......................................................       12.9         9.4
                                                                -------     -------
  Total.....................................................    Rp.27.3     Rp.75.4
                                                                =======     =======

     Other Income (Expense). Net interest expense for 1996 and 1995 was Rp.30.1 billion and Rp.14.2 billion, respectively. Net interest expense increased in 1996, because the Company capitalized interest associated with the financing of its polypropylene plant during most of 1995.

     During 1995 the Company had miscellaneous income of Rp.2.5 billion, generated principally from the sale of scrap materials. Miscellaneous income for 1996 was nominal.

     For the year ended December 31, 1996, the Company wrote off deferred financing charges of Rp.9.9 billion, which included a portion of the unamortized balance of fees paid by the Company to Nissho Iwai pursuant to a service agreement under which Nissho Iwai agreed to assist the Company in arranging financing for the Plant, including restructuring or refinancing thereof and all of the fees paid to Sanwa Bank Limited in connection with secured borrowings under a $148 million loan obtained by the Company to finance the construction of the Plant (the "Construction Loan"). These write-offs were taken because the Company repaid the Construction Loan on December 27, 1996 to which such fees related.

     Foreign Exchange Translation Loss. The Company incurs foreign exchange translation losses because all of the Company's long-term bank borrowings are denominated in dollars and the Rupiah has generally depreciated against the dollar. In December 1996, the Company realized a cash foreign exchange translation loss of Rp.7.7 billion in connection with the refinancing of the Construction Loan with the proceeds of the Interim Loan. In 1995, the Company recorded a foreign exchange translation loss of Rp.15.3 billion.

     Net Income (Loss). The Company had net income of Rp.25.3 billion in 1996, consisting of net income of Rp.37.3 billion for the first three quarters and a net loss of Rp.12.0 billion in the final quarter. The Plant had no significant downtime during the first three quarters. The net loss in the fourth quarter resulted primarily from the shutdown of the Plant for 41 days during the period and the write-off of deferred financing charges in connection with the refinancing of the Construction Loan. The Company incurred a net loss of Rp.39.1 billion in 1995 largely due to selling, general and administrative costs incurred prior to the commencement of the Plant's operations, the Plant running at less than its Production Capacity during its initial start-up phase and interruptions of propylene supply.

Liquidity and Capital Resources

  Net Cash Provided by (Used in) Operating Activities

     Since late 1997 and continuing to date, the Company has been significantly constrained in its ability to obtain working capital funding. Most domestic and foreign banks have severely restricted or stopped new credit facilities for working capital or other purposes. During most of 1997, the Company maintained credit facilities with Deutsche Bank AG, Jakarta Branch ("Deutsche Bank"), The Chase Manhattan Bank, Jakarta Branch and certain of its affiliates ("Chase") and Sanwa Indonesia Bank ("SIB") under which it has obtained usance or sight letters of credit for purchases of propylene or loans for other working capital needs. All of these credit facilities either expired on or before June 5, 1998 or have been suspended, and neither these banks nor other banks have been willing in the current circumstances to extend new credit facilities to the Company. The Deutsche Bank and Chase facilities expired with US$23.6 million and US$8.2 million, respectively, still owing to the banks by the Company. The Company has no amounts owing to SIB. Deutsche Bank has confirmed that it has converted US$16.4 million of the US$23.6 million currently due and owing under usance letters of credit and will convert the remaining US$7.2 which will become due and payable on July 13, 1998 into short-term loans with terms and conditions to be agreed at a later date. Although Chase has not formally agreed to convert the US$8.2 million owing and payable under its letter of credit facility to short-term debt, Chase has been granting extensions of the date for payment to the Company. The Company has kept current on interest on both of these facilities to date.

     The Company's cash on hand and short-term time deposits significantly increased by December 31, 1997 as compared with December 31, 1996 because the Company had funded working capital requirements by drawing under the credit facilities provided by Deutsche Bank and Chase. Cash on hand and short-term time deposits as of May 31, 1998 was Rp.713 billion, Rp.95 billion of which was subject to certain restrictions. These restricted cash amounts are held by Deutsche Bank and Chase as security against amounts owing to these banks under the credit facilities described above.

     The Company also had, as of the end of 1997, Restricted Cash in an amount of US$46.01 million which is held in the Subsidiary Investment Account and is subject to limitations on its use under the Indenture. (See "Developments in 1998 -- June 15, 1998 Interest Payment On The Notes" in this Item.) After the Company's investment in Polytama II of US$5.74 million was transferred back to the Company's Subsidiary Investment Account on May 29, 1998, the Company had, and continues to have, Restricted Cash in the Subsidiary Investment Account in an aggregate amount of approximately US$51.75 million. (See "Developments in 1998 -- Recent Developments Regarding Polytama II" in this Item.)

     The Company's trade receivables increased from Rp.28.5 billion in 1996 to Rp.77.9 billion in 1997. While part of the increase was due to increased sales, the principal cause was an increase in the average age of the receivables cause by late payments in the later part of 1997. In response to the decline in credit quality of many of its domestic customers, the Company adopted in December 1997 a policy requiring most of its domestic customers, beginning January 1, 1998, to pay for products in cash upon delivery. Principally as a result of this policy, the trade receivables have declined to approximately Rp.36 billion as of the end of May 1998. As of the end of May 1998, 19% of trade receivables were current, 45% of trade receivables were 1 to 30 days delinquent, 23% of trade receivables were 31 to 60 days delinquent, and 13% of the total trade receivables were more than 60 days past due. Although as of the end of May 1998 the average age of the receivables was greater than as of the end of December 1997, the amount of trade receivables has declined significantly and the Company has experienced no bad debt in its trade receivables as every customer continues to make payments on their accounts.

     The Company's current policy is to closely manage inventories to minimize working capital requirements. The Company believes that further reductions in the level of inventories from those that existed as of the end of May 1998 would not provide the Company with any meaningful amounts of cash and believes any such reductions could not be made without causing delivery problems with its customers.

     At December 31, 1997, the Company's trade payables increased to Rp.75.3 billion from Rp.11.3 billion at December 31, 1996, primarily as a result of a large increase in the trade payables to BP Chemicals for propylene purchases. Since the end of December 1997, when the credit facilities were suspended by banks, the Company continued to receive propylene deliveries from BP Chemicals without BP being able to receive any payments under the letters of credit. As of the end of May 1998, the Company's trade payables were Rp.176 billion, of which US$11.5 million (75%), was owed to BP Chemicals. The terms of the BP Chemicals trade payable are yet to be agreed by the Company and BP Chemicals. BP Chemicals is currently delivering propylene to the Company only on a cash-on-delivery basis for propylene coming from Pertamina and only on a cash-on-order basis for imported propylene. Other potential propylene suppliers would generally also require purchases to be made against letters of credit or on a cash-on-order basis. In the absence of other sources of working capital, these trade terms present a significant obstacle to the Company's ability to operate the Plant efficiently and could prevent the Company from operating the Plant.

  Net Cash Provided by/(Used in) Financing Activities

     Pursuant to the terms of the offering of Notes in June, 1997, the Issuer, Polytama International Finance B.V., issued the US$200 million guaranteed senior secured Notes due 2007. The Notes, which are listed on the Luxembourg Stock Exchange and bear interest at a rate of 11 1/4%, are fully and unconditionally guaranteed by the Company. The net proceeds of the Offering were loaned to the Company and used by the Company to repay indebtedness incurred in 1996 in the form of the Interim Loan. The remaining balance of the Notes proceeds in the amount of US$51.75 million was deposited in the Subsidiary Investment Account, intended for future use to fund the Company's investment in Polytama II. These funds are recorded on the Company's Consolidated Financial Statements as Restricted Cash. (See "Developments in 1998 -- June 15, 1998 Interest Payment On The Notes" in this Item.) The outstanding principal amount of the Notes as of June 30, 1998 is US$200 million. Net cash in the amount of Rp.3.4 billion was provided by the minority shareholders of Polytama II as initial equity contributions in Polytama II.

     On June 15, 1998, a semi-annual installment of interest in the aggregate amount of US$11.25 million on the US$200 million outstanding principal amount of the Notes issued by the Issuer and guaranteed as to principal and interest by the Company became due and payable. The Issuer and the Company have failed to make this interest payment as the Company has not generated sufficient cash flow from its current operations to satisfy the interest payment. (See "Developments in 1998" in this Item.) Under the Indenture governing the Notes, the Company has a 30-day grace period after which time the failure to pay interest will become an Event of Default. Upon the occurrence of Event of Default, the Noteholders have the right to accelerate Notes and foreclose upon the assets of the Company which have been pledged as collateral, as well as take other actions permitted under the Indenture and Indonesian Law. (See "Developments in 1998-June 15, 1998 Interest Payment On The Notes" in this Item for further information.)

  Net Cash Provided by/(Used in) Investing Activities

     Capital expenditures for the year ended December 31, 1997 of Rp.10.6 billion were attributable to newly acquired assets including construction in progress by its subsidiary, Polytama II. (See "Recent Developments Regarding Polytama II" in this Item.) Investment in time deposits represents those proceeds from the sale of the Notes which were designated for future investment in Polytama II as capacity expansion and which are held in the Subsidiary Investment Account and invested in short-term securities pending their use. (See "Recent Developments Regarding Polytama II" in this Item.)

  Future Capital Expenditures and Expansion

     Except for the Company's planned investments in Polytama II, in which the proceeds from the issuance of the Notes presently in the Subsidiary Investment Account were to be invested, there are currently no other planned major capital expenditures and/or expansions. The plans for the construction of the Polytama II Project have been suspended and, hence, the Company's management and shareholders have resolved to make no further capital investment in Polytama II. However, the Company may have an obligation to reinstate $5.74 million in the Polytama II Account although this is currently under review by the Company's Indonesian legal counsel and is uncertain at this time. (See Item "Recent Developments Regarding Polytama II" in this Item.)

  Future Funding

     The Indenture under which the Notes were issued contains certain covenants that, among other provisions, limit the ability of the Company to incur additional indebtedness, limit certain restricted payments, limit the sales of collateral and limit the creation of any lien on collateral. For the foregoing reasons, and because most domestic and foreign banks have severely restricted or stopped new loans to Indonesian companies for working capital purposes, it is unlikely that in the near term the Company will be able to obtain working capital funding through letters of credits, bank loans or similar facilities.

     The Company is seeking in the short-term to meet its working capital requirements, including payments for propylene and payments of interest on the Deutsche Bank and Chase facilities, through cash generated from operations, including insurance recoveries for periods of Plant shutdown. (See "Developments in 1998" and "Liquidity and Capital Resources-Net Cash Provided By (Used in) Operating Activities" in this Item.)

     The Company expects to meet debt service payments on the Notes due on June 15, 1998, December 15, 1998 and June 15, 1999 from funds in the Subsidiary Investment Account. (See "June 15, 1998 Interest Payment on the Notes" under "Developments in 1998" in this Item.) This will require the consent of the Noteholders and no assurance can be given that this will be achieved.

     Gross profit margins on sales by the Company have declined over the past year. In order for the Company to meet its working capital requirements through cash generated from operations, PP will need to return to the levels achieved in the fourth quarter of 1997. In order for the Company to meet its debt service payments through cash generated from operations, PP will need to return to the levels achieved during the first half of 1997. There can be no assurance that these levels can be achieved. Furthermore, in the event that the consent of Noteholders for the use of funds in the Subsidiary Investment Account for the payment of interest is not obtained, the Company will need to meet with the Noteholders, or a committee thereof, as well as its other lenders to provide a basis for the continuing operations of the Company.

  Downgrades of Credit Ratings of Indonesia, Indonesian Companies and the
Company

     Recent economic developments in Indonesia have prompted certain international credit rating agencies, including Moody's Investors Service, Inc. ("Moody's") and Standard & Poor's Rating Services ("S&P"), to downgrade the credit ratings of various credit instruments of Indonesia and a large number of Indonesian banks and companies, including the Company. As part of these downgrades, the credit ratings for the outstanding Notes issued by the Company in June, 1997 have been downgraded by Moody's to "Caa1" and by S&P to "CC". Moody's and S&P have also cautioned against potential further downgrades of a number of Indonesian banks and companies. The Company's failure to pay the interest due and payable on the Notes on June 15, 1998 may result in further downgrades by Moody's and S&P. (See Item 15.) The downgrades of such credit ratings have had, and further downgrades would also have, an adverse impact on liquidity in the Indonesian financial markets and the ability of Indonesian companies including the Company to raise additional financing and the interest rate for which such additional financing is available.

TAXES

     As a result of tax loss carryforwards incurred through the year ended December 31, 1995, the Company was not required to pay any Indonesian corporate income taxes. The Company had a tax loss carryforward of Rp.86.9 billion for Indonesian income tax purposes at December 31, 1996 and a tax loss carryforward of Rp.182.8 billion for Indonesian income tax purposes at December 31, 1997. The Company anticipates that it will have sufficient tax loss carryforwards remaining to discharge any Indonesian corporate income tax obligation through 2002. The maximum corporate tax rate in Indonesia is currently 30%, which was reduced from 35% effective January 1, 1995. The Company's subsidiary, Polytama International Finance B.V., had taxable income for the period ended December 31, 1997, for which the Company has paid corporate income taxes in The Netherlands in the amount of approximately Rp.244 million.

INFLATION

     Inflation was 8.6%, 6.6% and 11% in 1995, 1996 and 1997, respectively. According to Indonesian Government sources, the rise in the consumer price index for the first five months of 1998 was approximately 40%. The Indonesian government and the IMF have forecast a high inflation and negative economic growth for 1998. Inflationary pressures have contributed to a decline in domestic polypropylene demand. During the first quarter of 1998, polypropylene sales volume for the Company decreased by 34.3% as compared to the fourth quarter of 1997. Inflation may adversely affect the Company's results of operations, especially as there may be a decline in domestic sales as consumers switch to substitute products as a result of the increase in the price of local polypropylene products. If inflation continues at the above forecast rates, the Company's revenues will most likely decline. Nevertheless, the Company will endeavor to offset the inflationary affects by exporting more of its products.

NEW ACCOUNTING PRONOUNCEMENTS

     SFAS No. 130, "Reporting Comprehensive Income," establishes standards for reporting and displaying of comprehensive income and its components and is effective for fiscal years beginning after December 15, 1997. SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information," establishes standards for public business enterprises reporting information about operating segments in annual financial statements and interim financial reports issued to shareholders. This Statement is also effective for financial statements for fiscal years beginning after December 15, 1997. SFAS No. 132, "Employers' Disclosures about Pensions and other Postretirement Benefits" revises required disclosures about pensions and postretirement benefit plans. The Company does not expect the adoption of SFAS Nos. 130, 131 and 132 to have a material impact on the Consolidated Financial Statements or financial statement disclosures.

YEAR 2000

     The Company, like many owners of computer software, may be required to modify portions of its software so that the Company's management and operations will remain unaffected in the year 2000. The Company's information technology systems are maintained under a maintenance arrangement with the primary vendor of its information technology software. The vendor has warranted the performance and functionality of the software such that it will operate without interruption or substantial error during or after the calendar year 2000. The vendor for the Company's Distributed Control System ("DCS") for operations of the Plant has advised the Company that it does not anticipate any difficulties in making the necessary modifications to the DCS software to ensure compliance with the year 2000 problems, which modifications will be done at a fee to be negotiated. Management anticipates that all necessary changes to its software will be completed before December 1, 1998.

U.S. GAAP RECONCILIATION

     The Company prepares its financial statements in accordance with Indonesian GAAP. Note 21 of the Notes to the Consolidated Financial Statements provides a description of the principal differences between Indonesian GAAP and U.S. GAAP as they relate to the Company, and Notes 22 and 23 of the Notes to the

Consolidated Financial Statements present reconciliations to U.S. GAAP of net income (loss) and total shareholders' equity (deficit) and U.S. GAAP principal disclosures. With the exception of the capitalization of foreign exchange losses under Indonesian GAAP, which allows the Company to capitalize foreign exchange losses from August 14, 1997 to December 31, 1997, arising from extraordinary depreciation of the Rupiah against foreign currencies attributable to the acquisition of qualifying fixed assets, in the amount of Rp.340.2 billion, there are no material differences in the Company's net income (loss) for the three years ended December 31, 1997.

ITEM 10. DIRECTORS AND OFFICERS OF REGISTRANT

     Set forth below are the current members of the Company's Board of Commissioners, the Board of Directors and its Executive Officers.

                   NAME                        AGE                  TITLE
                   ----                        ---                  -----
Hashim S. Djojohadikusumo..................    45     President Commissioner
Al Njoo....................................    43     Commissioner
Sekio Hara.................................    53     Commissioner
Siti Hediati Haryadi.......................    39     Commissioner
Anangga Roosdiono..........................    54     Commissioner
Michael Buzzacott..........................    50     Commissioner
Honggo Wendratno...........................    51     President Director
Horacio U. Marasigan.......................    61     Director (and Finance Director)
I. Made Widjanta...........................    49     Director (and Operations Director)
Ashley J. Reed.............................    41     Director
Yasunori Takagi............................    48     Director

     Pursuant to its Articles of Association, the Company is directed and managed by a Board of Directors under the supervision of a Board of Commissioners. In general, the term of each elected director of the Company commences as of the date they are appointed until the closing of the second annual general meeting following the date of their appointment. The Board of Commissioners supervises the management of the Company by the Board of Directors and is responsible for the general oversight of the Company.

     Mr. Raymond Jui-Lin Huang tendered his resignation as a Director of the Company effective June 9, 1998. The Company plans to appoint another Director by the next annual general meeting of Shareholders.

     Set forth below is certain information with respect to the Company's Commissioners, Directors and Executive Officers:

     Hashim Suyono Djojohadikusumo has been President Commissioner of the Company since its inception in 1993. He received a Bachelor of Arts degree in Political Science from Pomona College in California in 1976. Mr. Djojohadikusumo previously held executive positions in several Indonesian companies, and held the position of financial analyst at Lazard Freres et Cie in Paris from 1976 to 1978, prior to returning to Indonesia. He has been President Director of Tirtamas since 1987 and President Director of P.T. Semen Cibinong ("Semen Cibinong") since 1988. He is also President Director of the company formed to be the owner of the Upstream Facilities, P.T. Trans-Pacific Petrochemical Indotama ("TPPI"), President Commissioner of P.T. Paiton Energy and a Director of P.T. Adaro Indonesia. In 1997, he became a Commissioner of Bank Niaga. He also holds the position of Director of various other companies involved in international trading and financial services. Mr. Djojohadikusumo owns a controlling interest in Tirtamas. He is an Indonesian citizen. He is the brother-in-law of Ms. Siti Hediati Haryadi.

     Al Njoo has been a Commissioner of the Company since 1993. Mr. Njoo received a Bachelor of Science degree from the University of Southern California, Los Angeles in 1978. Before joining the Company, Mr. Njoo held management positions in the commercial and merchant banking field with Citibank and The Chase Manhattan Bank from 1979 to 1988 and was Chief Executive Officer of Bank Papan Sejahtera, an Indonesian mortgage bank from 1996 to June 1, 1998, and Commissioner of P.T. Merrill Lynch Indonesia.

Currently he is also a Commissioner of Semen Cibinong, Tirtamas, TPPI and Bank Niaga. He is an Indonesian citizen.

     Sekio Hara has been a Commissioner of the Company since 1997. Before that, he was Director of the Company from 1995 to 1997. In addition, he is currently Director, General Manager of the Energy & Chemical Project Division of Nissho Iwai. Prior to holding such position, he was the Deputy General Manager of Energy & Chemical Project Division and the General Manager of Energy and Chemical Project Division Dept. I of Nissho Iwai from 1991 and was responsible for supervising various international chemical projects. He is a Japanese citizen.

     Siti Hediati Haryadi has been a Commissioner of the Company since 1993. In addition, she is a shareholder and Chairperson of P.T. Maharani Paramitra, P.T. Daya Tata Matra, P.T. Pentasena Arthasentosa and P.T. Mulia Intipelangi. Ms. Siti Hediati is also presently a Commissioner of the Jakarta Stock Exchange and President Commissioner of TPPI. She was President Commissioner of Tirtamas until June of 1998 when she resigned. She is a daughter of former President Soeharto of Indonesia, is the sister-in-law of Mr. Hashim Suyono Djojohadikusumo, and is an Indonesian citizen.

     Anangga Wardhana Roosdiono has been a Commissioner of the Company since 1993. In addition to being a Managing Partner of the Indonesian law firm Soebagyo, Roosdiono, Jatim & Djarot, he is a Commissioner of Semen Cibinong and a director of various other Indonesian private companies. Mr. Roosdiono is an Indonesian citizen.

     Michael Buzzacott has been a Commissioner of the Company since 1993. He is also the Chief Executive of the Polymers and Olefins Division of the BP Chemicals Group of BP, London. He is a citizen of the United Kingdom.

     Honggo Wendratno has been President Director of the Company since its founding in 1993. Mr. Wendratno has been associated with the petrochemical industry since 1984, and he has had a business relationship with Pertamina since 1984. In addition to his duties as Vice President Commissioner for Semen Cibinong, Vice-President Director of TPPI and Director of Tirtamas, he is involved in the management of other petrochemical companies within the Tirtamas Group including Polytama II and P.T. Petro Oxo Nusantaraan, an associated company producing octanol products. He is an Indonesian citizen.

     Horacio U. Marasigan has been Director of the Company since its inception in 1993. Mr. Marasigan has managed the financial affairs of the Company since inception, including the completion and closing of the project financing required to construct the Plant and the mechanical completion of the Plant. This role has continued through the Company's operating period and he is currently Finance Director. In addition, Mr. Marasigan manages the investments and financial affairs of Tirtamas and was recently appointed as a Director of a new petrochemical company partially owned by Tirtamas, P.T. Petro Oxo Nusantara, which recently constructed and began operating an octanol plant. He is a citizen of the Philippines.

     I. Made Widjanta has been Director of the Company since 1995. Mr. Widjanta was Deputy Project Manager from 1993 to 1995, while the Company's production facilities were under construction. He presently serves as Operations Director. A Chemical Engineer by profession, Mr. Widjanta gained production experience both in Indonesia and Europe during his early professional years. He is an Indonesian citizen.

     Ashley J. Reed has been a Director of the Company since 1996. In addition, he is currently the Business Development Manager of BP Chemicals and in the past five years has held executive positions with various subsidiaries of BP, including BP's subsidiaries in London and Tokyo. He is a citizen of the United Kingdom.

     Yasunori Takagi has been Director since 1997. He received a Bachelor of Environmental and Sanitary Engineering from Kyoto University (Japan) in 1972. Before joining the Company, Mr. Takagi held management positions in Nissho Iwai from 1981 to 1996. More recently, he was General Manager in Energy and Chemical Project Department I in Nissho Iwai and was responsible for supervising various international chemical projects. He is a Japanese citizen.

ITEM 11. COMPENSATION OF DIRECTORS AND OFFICERS

     Members of the Board of Commissioners receive compensation determined at the annual general meeting of shareholders. Members of the Board of Directors and officers of the Company are paid a monthly fixed compensation by the Company. No fees are paid to the Commissioners or Directors for their attendance at their respective board meetings. For the year ended December 31, 1997, the aggregate compensation paid by the Company to all Commissioners, Directors and Executive Officers as a group was approximately Rp.1.0 billion.

ITEM 12. OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES

     None.

ITEM 13. INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

     The Company has engaged in certain Affiliate transactions as set forth below.

     POLYPROPYLENE OFFTAKE AGREEMENT. The Company entered into the Polypropylene Offtake Agreement with BP Asia Trading Pte., Ltd. ("BP Asia") an Affiliate of one of the Company's shareholders BP Investments, dated as of July 4, 1994 as amended and restated as of June 2, 1997, pursuant to which BP Asia is required to buy polypropylene the Company is otherwise unable to sell to the extent such failure to sell would otherwise cause the Company to be unable to service its principal borrowing facility. In its history, the Company has not sold products to BP Asia under this offtake facility.

     PROPYLENE SUPPLY CONTRACT. Since the Plant's completion in July 1995, the Company has been purchasing all of its propylene pursuant to the Propylene Supply Contract with BP Chemicals, an Affiliate of one of the Company's shareholders, BP Investments, dated May 18, 1993 as amended and restated as of June 4, 1997. For a description of the terms of the Propylene Supply Contract, see Item 1 -- "Raw Materials -- Propylene." For the years ended December 31, 1995, 1996 and 1997, the Company purchased from BP Chemicals, propylene in the amount of Rp.28.7 billion, Rp.132.4 billion and Rp.234.3 billion, respectively, pursuant to the Propylene Supply Contract. At December 31, 1997, the Company had outstanding obligations to BP Chemicals of Rp.70.92 billion under the Propylene Supply Contract.

     NITROGEN SUPPLY CONTRACT. Since the Plant's completion in July 1995, the Company has been purchasing all of its nitrogen pursuant to the Nitrogen Supply Contract dated May 10, 1994 between the Company and P.T. Maharani Praxair Indonesia ("Maharani") which owns and operates a nitrogen plant on the Plant Site. Ms. Siti Hediati Haryadi, a commissioner of the Company and a shareholder of Tirtamas, is a shareholder of P.T. Maharani Paramitra which is a 25% shareholder of Maharani. Pursuant to the Nitrogen Supply Contract, the Company is obligated to purchase all of its nitrogen from Maharani. For the years ended December 31, 1996 and 1997, the Company made payments to Maharani for nitrogen in the amount of Rp.850.9 million and Rp.1.01 billion, respectively.

     PRODUCT SALES TRANSACTIONS. In 1996, the Company began selling its products to export markets through various Affiliates of BP Investments and Nissho Iwai. For the year ended 1996, the Company sold polypropylene products to such Affiliates of BP Investments and Nissho Iwai in the amount of Rp.17.9 billion and Rp.25.3 billion, respectively. For the year ended 1997, the Company sold polypropylene products to such Affiliates of BP Investments and Nissho Iwai in the amount of Rp.4.7 billion and Rp.11.5 billion, respectively. At December 31, 1997, the aggregate outstanding amounts due from such parties was Rp.4.7 billion.

     POLYTAMA II TRANSACTIONS. In the year 1997, the Company advanced to its 82% owned subsidiary, Polytama II, US$873,910 for license, process design package and other fees to facilitate commencement of the process engineering and design of the Polytama II polypropylene plant in Tuban, East Java, Indonesia. The payment was made to Montell Technology Company B.V. Netherlands (the "Licensor") and Mitsui Petrochemical Industries Ltd. under the New Plant Agreement between Licensor and Tirtamas dated April 10, 1997, which was subsequently assigned by Tirtamas to Polytama II on December 9, 1997. (See Note 19 to Consolidated Financial Statements.) Additionally, in connection with the incorporation of Polytama II, the Company was required to make an initial equity investment in Polytama II in the amount of

US$5.74 million, representing the Company's proportionate share of the total equity capital invested by all of the shareholders of Polytama II, which payment was made in 1997 and was subsequently transferred back to the Company's Subsidiary Investment Account by the Collateral Agent pursuant to the request of the Trustee. (See Item 9 -- "Developments in 1998 -- Recent Developments Regarding Polytama II.")

     THE TPSI ADVANCES. During the year ended December 31, 1997, PT. Trans-Pacific Styrene Indonesia ("TPSI"), a Company 10% owned by Tirtamas and 70% owned by an Affiliate of Tirtamas, made certain payments and advances in the aggregate amount of Rp.55 million on behalf of the Company for administrative expenses. Such advances and payments have not been repaid by the Company as of June 30, 1998. Mr. Hashim Djojohadikusumo, President Commissioner of the Company, is President Commissioner of TPSI; Ms. Siti Hediati Haryadi, a Commissioner of the Company, is Commissioner of TPSI; Mr. Al Njoo, a Commissioner of the Company, is a Commissioner of TPSI; Mr. Honggo Wendratno, President Director of the Company, is President Director of TPSI; and Mr. I. Made Widjanta, a Director of the Company, is a Director of TPSI.

     NISSHO IWAI MANAGEMENT SERVICE FEE. The Company has a domestic management service agreement with its shareholder Nissho Iwai, pursuant to which the Company pays a service fee of 0.75% from annual net domestic sales, with a maximum volume of 100,000 tonnes per annum. The Company owes Nissho Iwai Rp.1.10 billion and Rp.1.32 billion in service fees for the year ended December 31, 1996 and 1997, respectively.

     THE TIRTAMAS LOANS. In the fourth quarter of 1995, the Company's majority shareholder, Tirtamas, provided two loans in the principal amounts of Rp.3.3 billion and US$260,000 to the Company for working capital purposes. The Rupiah advances, which were repaid by the Company during 1996, had an interest rate of 22% per year. In the fourth quarter of 1996, Tirtamas provided a loan in the principal amount of Rp.2 billion to the Company for working capital purposes. This loan, which was repaid by the Company in January 1997, was non-interest bearing.

     THE TPPI ADVANCES. During the year ended December 31, 1997, TPPI, a 70% owned subsidiary of Tirtamas, made certain payments and advances in the aggregate amount of Rp.248 million on behalf of Polytama II for administrative expenses. Such payments and advances have not been repaid by Polytama II as of June 30, 1998. Mr. Honggo Wendratno, President Director of the Company, is Vice-President Director of TPPI; Mr. Hashim Djojohadikusumo, President Commissioner of the Company, is President Director of TPPI; Mr. Al Njoo, a Commissioner of the Company, is a Commissioner of TPPI; and Ms. Siti Hediati Haryadi, a Commissioner of the Company, is President Commissioner of TPPI.

                                    PART II

ITEM 14. DESCRIPTION OF SECURITIES TO BE REGISTERED

     Not applicable.

                                    PART III

ITEM 15. DEFAULTS UPON SENIOR SECURITIES

     None at the time of the filing of this report. However, the Issuer and the Company failed to pay interest on the Notes due and payable on June 15, 1998. Under the terms of the Indenture pursuant to which the Notes were issued, the Company has a 30 day period of grace during which to make the interest payable after which time the failure to pay interest shall become an Event of Default as defined in the Indenture. The Company has funds in an account established with the Collateral Agent in Jakarta which, but for certain restrictions imposed on their use under the Indenture, would be available and sufficient to satisfy in full the June 15, 1998 interest payment. The Issuer and the Company intend to seek the consent of the holders of the Notes to effect certain amendments to the Indenture that would allow the use of such proceeds to make the June 15, 1998 interest payment. (See Item 9 - "Developments in 1998 - June 15, 1998 Interest Payments on the Notes.") There can be no assurance that the Company will obtain the consents required to effect such amendments to the Indenture.

ITEM 16. CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR REGISTERED SECURITIES

     None.

                                    PART IV

ITEM 17. FINANCIAL STATEMENTS

     The Company is providing Financial Statements pursuant to Item 18 below.

ITEM 18. FINANCIAL STATEMENTS

     See pages F-3 through F-30, incorporated by reference.

ITEM 19. FINANCIAL STATEMENTS AND EXHIBITS

(a) FINANCIAL STATEMENTS

     The following Consolidated Financial Statements, together with the report of Siddharta, Siddharta & Harsono, a member firm of Coopers & Lybrand International, thereon are filed as part of this Annual Report.

                                                              PAGE
                                                              ----
INDEX TO FINANCIAL STATEMENTS...............................  F-1
FINANCIAL STATEMENTS OF PT POLYTAMA & SUBSIDIARIES
  Independent Auditor's Report..............................  F-3
  Consolidated Balance Sheets as of December 31, 1997 and
     1996...................................................  F-5
  Consolidated Statements of Income (Loss) for the Years
     Ended December 31, 1997, 1996 and 1995.................  F-7
  Consolidated Statements of Shareholders' Equity (Deficit)
     for the Years Ended December 31, 1997, 1996 and 1995...  F-8
  Consolidated Statements of Cash Flows for the Years Ended
     December 31, 1997, 1996 and 1995.......................  F-9
  Notes to the Consolidated Financial Statements............  F-11

(b) EXHIBITS

    2.1*  -   Shareholders Agreement dated as of April 30, 1997 by and
              between Nissho Iwai, ITOCHU, Cementhai Chemicals (Singapore)
              Pte. Ltd, the Company, Tirtamas and Trans-Pacific Chemicals
              (Pte.) Limited, (as amended by the First Amendment to the
              Shareholders Agreement dated as of July 1, 1997 by and
              between the same parties).
    2.2*  -   Agreement of Receipt, Storing and Transmission of Propylene
              in UP-VI Balongan dated November 26, 1996 by and between
              Pertamina and the Company (as supplemented by the Addendum of Agreement on Receipt, Storing and Transmission of
              Propylene in Balongan UP-VI dated May 18, 1998 by and
              between the same parties).
    2.3   -   Articles of Association of the Issuer (filed with
              Registration Statement on Form F-1 (333-6854), Exhibit No.
              3.1, and included herein by reference).
    2.4   -   Article of Association of the Company (filed with
              Registration Statement on Form F-1 (333-6854), Exhibit No.
              3.2, and included herein by reference).
    2.5   -   Form of Indenture among the Issuer, the Company and the Bank of New York, as Trustee (filed with Registration Statement on Form F-1 (333-6854), Exhibit No. 4.1, and included herein by reference).

    2.6   -   Form of Notes (filed with Registration Statement on Form F-1
              (333-6854), Exhibit No. 4.2, and included herein by
              reference).
    2.7   -   Form of Guarantee (filed with Registration Statement on Form
              F-1 (333-6854), Exhibit No. 4.3, and included herein by
              reference).
    2.8   -   Form of Deed of Grant of Security Rights ("Security Deed")
              (filed with Registration Statement on Form F-1 (333-6854),
              Exhibit No. 4.4, and included herein by reference).
    2.9   -   Form of Power of Attorney to Sell the Property (filed with
              Registration Statement on Form F-1 (333-6854), Exhibit No.
              4.5, and included herein by reference).
    2.10  -   Form of Fiduciary Transfer of Proprietary Rights for
              Security Purposes (filed with Registration Statement on Form
              F-1 (333-6854), Exhibit No. 4.6, and included herein by
              reference).
    2.11  -   Form of Assignment of Insurance Proceeds (filed with
              Registration Statement on Form F-1 (333-6854), Exhibit No.
              4.7, and included herein by reference).
    2.12  -   Form of Assignment of Rights (filed with Registration
              Statement on Form F-1 (333-6854), Exhibit No. 4.8, and
              included herein by reference).
    2.13  -   Form of Fiduciary Assignment of Accounts (Subsidiary
              Investment Account) (filed with Registration Statement on
              Form F-1 (333-6854), Exhibit No. 4.9, and included herein by reference).
    2.14  -   Form of Collateral Agency Agreement (filed with Registration
              Statement on Form F-1 (333-6854), Exhibit No. 4.10, and
              included herein by reference).
    2.15  -   Polypropylene Spheripol Process Licence and Process Design
              Package Agreement dated April 21, 1993 between Himont
              Incorporated and the Company (pursuant to a Novation
              Agreement dated July 7, 1994 from Tirtamas) (filed with
              Registration Statement on Form F-1 (333-6854), Exhibit No.
              10.1, and included herein by reference).
    2.16  -   Amended and Restated Propylene Supply Agreement dated June
              4, 1997 between BP Chemicals, S.E.A. Pte Ltd and the Company
              (filed with Registration Statement on Form F-1 (333-6854),
              Exhibit No. 10.2, and included herein by reference).
    2.17  -   Amended and Restated Polypropylene Offtake Agreement dated
              June 2, 1997 between BP Asia Trading Pte Ltd and the Company
              (filed with Registration Statement on Form F-1 (333-6854),
              Exhibit No. 10.3, and included herein by reference).
    2.18  -   Statement of Eligibility under the Trust Indenture Act of
              1939, as amended, of the Bank of New York, as Trustee under the Indenture (filed with Registration Statement on Form F-1
              (333-6854), Exhibit No. 25, and included herein by
              reference).

---------------
* Filed herewith. All other exhibits have been previously filed.

                                    GLOSSARY

     "Affiliate" of any specified Person means any other Person, directly or Indirectly, controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, "control" when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative to the foregoing.

     "Board of Directors" means (i) in relation to the Company, the Board of Directors of the Company and (ii) in relation to the Issuer, the board of Managing Directors of the Issuer and, in each case, any committee thereof duly authorized to act on behalf of such Board of Directors. Any determination to be made, or approval to be given, by a Board of Directors shall be made by a majority of the members having no personal stake in such determination or approval.

     "BP" means The British Petroleum Company Plc, one of the world's largest Petroleum and Petrochemical companies and the parent of BP Chemicals Investment Limited, a 10% shareholder in the Company.

     "BP Asia" means BP Asia Trading Pte., Ltd., a company incorporated under the laws of Singapore and an Affiliate of BP.

     "BP Chemicals" means BP Chemicals S.E.A. Pte., Ltd., a company incorporated under the laws of Singapore and an Affiliate of BP.

     "BP Investments" means BP Chemicals Investments Limited, a company incorporated under the laws of the United Kingdom and a 10% shareholder of the Company. BP Investments is a subsidiary of BP.

     "Cash Conversion Costs" means the cost of converting propylene into polypropylene as measured by cost of sales excluding propylene and depreciation (and without regard to royalties).

     "Default" means any event which is, or after notice or passage of time or both would be, an Event of Default.

     "(LOGO)P" or "Delta P" means the difference between the price per tonne received for polypropylene and the price per tonne paid for propylene. For
(LOGO)Ps prior to December 31, 1997, the Company calculated (LOGO)P on a per tonne basis by subtracting from the average sales price per tonne for all polypropylene sales during the applicable period, the per tonne cost of the propylene consumed during the same period. For periods subsequent to December 31, 1997, the Company has begun to use the per tonne costs of the propylene charged to the cost of sales associated with the polypropylene sold.

     "Guarantee" means the guarantee of the Notes by the Company pursuant to the Indenture.

     "Holder" or "Noteholder" means the Person in whose name a Note is registered on the Registrar's books.

     "Importation Agreement" means The Agreement of Receipt, Storing and Transmission of Propylene in UP-V1 Balongan, dated November 26, 1996, between Pertamina and the Company (as supplemented by the Addendum of Agreement on Receipt, Storing and Transmission of Propylene in Balongan UP-V1 dated May 18, 1998 between the same parties.)

     "Indenture" means Indenture dated as of June 1, 1997 (as the same may from time to time be amended, supplemented or otherwise modified) relating to the Notes between the Issuer, the Company, as Guarantor, and The Bank of New York, as Trustee.

     "ITOCHU" means Itochu Corporation, a company incorporated under the laws of Japan and a leading Japanese general trading company.

     "Nissho Iwai" means Nissho Iwai Corporation, a company incorporated under the laws of Japan and a 10% shareholder of the Company. Nissho Iwai is a leading Japanese general trading company.

     "On-Stream Factor" means, for any period, the measure of operating efficiency of a plant, expressed as a percentage, determined by dividing (i) the number of days a plant was actually in operation during such period by (ii) the number of days in the relevant period less the number of days such plant was shutdown for scheduled maintenance or external factors such as the unavailability of propylene.

     "Pertamina" means Indonesia's national oil company, Perusahaan Pertambangan Minyak Dan Gas Bumi Negara.

     "Pertamina Refinery" means the oil refinery owned by Indonesia's national oil company, Perusahaan Pertambangan Minyak Dan Gas Bumi Negara, which is located adjacent to the Plant in Balongan, West Java and which produces propylene.

     "Plant" means all of the buildings, constructions, facilities and appurtenances comprising or related to the Company's existing or future polypropylene and other production facilities located on the Plant Site, and any and all planned machinery, fixtures, fittings, equipment and improvements and additions now existing or in the future affixed to or forming part of the Plant Site, such buildings, constructions, facilities and appurtenances (including, without limitation, replacements thereof or additions thereto) which by their nature and according to the prevailing laws may be considered as immovable properties.

     "Plant Site" means the approximately 24 hectares of land owned by the Company in Desa Limbangan, Kecamatan Juntinyuat, Kabupaten Indramayu, West Java, Indonesia, represented by Hak Guna Bangunan titles nos. 1, 2 and 3.

     "Polypropylene Offtake Contract" means the Amended and Restated Polypropylene Offtake Agreement between the Company and BP Asia dated as of July 4, 1994, as amended and restated as of June 2, 1997.

     "Polytama II" P.T. Trans-Pacific Polypropylene Indonesia, a limited liability company incorporated under the laws of Indonesia. Polytama II is the Unrestricted Subsidiary that is 82% owned by the Company and that was established to build and operate a polypropylene plant in Tuban, East Java with an expected production capacity of 200,000 tonnes per annum.

     "Polytama II Account" means one or more accounts established by Polytama II at the principal banking office of the Collateral Agent in Jakarta, and elsewhere as may be agreed by Polytama II and the Collateral Agent, and maintained for the benefit of the holders of the Notes to hold proceeds from any investment by the Company in Polytama II Equity.

     "Primary Catalyst" means a mixture of solid titanium tetrachloride and magnesium chloride.

     "Production Capacity" means the level at which a plant is capable of producing polypropylene, measured in tonnes per year, assuming an On-Stream Factor of 98% and 10 days per year of planned shutdown for maintenance. Actual production of a plant may differ from Production Capacity due to reductions or shut downs in production resulting from the unavailability of propylene, mechanical problems or other factors.

     "Prospectus" means the final prospectus dated June 9, 1997 used in connection with the offer and sale of the Notes.

     "Propylene Supply Contract" means the Amended and Restated Propylene Supply Agreement between BP Chemicals and the Company, dated May 18, 1993, as amended and restated as of June 4, 1997.

     "Siam Cement" means The Siam Cement Public Company Limited, a company incorporated under the laws of the Kingdom of Thailand.

     "Subsidiary" means, in respect of any Person, any corporation, association, partnership or other business entity of which more than 50% of the total voting power of shares of Capital Stock or other interests (including partnership interests) entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by (i) such Person, (ii) such Person and one or more Subsidiaries of such Person or (iii) one or more Subsidiaries of such Person.

     "Subsidiary Investment Account" means the account established by the Company at the principal banking office of the Collateral Agent in Jakarta, and maintained for the benefit of the holders of the Notes to hold proceeds from the offering designated to be used under the Indenture for investments in Polytama II.

     "Tirtamas" means P.T. Tirtamas Majutama, a company incorporated under the laws of the Republic of Indonesia and an 80% shareholder of the Company.

     "TPPI" means P.T. Trans-Pacific Petrochemical Indotama, a company incorporated under the laws of Indonesia and an Affiliate of the Company.

     "Upstream Facilities" means a new petrochemical complex with a capacity of
3.0 million tonnes per annum of olefins, aromatics and petroleum products to be constructed near the city of Tuban, East Java by an Affiliate of Tirtamas, and others.

                                   SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                          P.T. Polytama Propindo
                                          (Registrant)

                                          By      /s/ HONGGO WENDRATNO
                                            ------------------------------------
                                            Name:  Honggo Wendratno
                                            Title: President Director

Date: June 29, 1998

                     PT POLYTAMA PROPINDO AND SUBSIDIARIES

                       CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

                                    CONTENTS

                                                              PAGE
                                                              ----
INDEPENDENT AUDITOR'S REPORT................................   F-3
CONSOLIDATED BALANCE SHEETS
  DECEMBER 31, 1997 AND 1996................................   F-5
CONSOLIDATED STATEMENTS OF INCOME (LOSS)
  FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995......   F-7
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIT)
  FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995......   F-8
CONSOLIDATED STATEMENTS OF CASH FLOWS
  FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995......   F-9
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS..............  F-11

                      (This page intentionally left blank)

                          INDEPENDENT AUDITORS' REPORT

No.: L97 - 1601 - 98.

The Shareholders, Board of Commissioners and Board of Directors
PT Polytama Propindo and Subsidiaries:

     We have audited the accompanying consolidated balance sheets of PT Polytama Propindo and subsidiaries (the "Company") as of December 31, 1997 and 1996, and the related consolidated statements of income (loss), shareholders' equity (deficit), and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards established by the Indonesian Institute of Accountants, which are substantially similar to the generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of PT Polytama Propindo and subsidiaries as of December 31, 1997 and 1996, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with accounting principles generally accepted in Indonesia.

     As discussed in Note 2e to the Consolidated Financial Statements, the Company changed its method of accounting for foreign exchange losses in 1997.

     Generally accepted accounting principles in Indonesia vary in certain significant respects from accounting principles generally accepted in the United States of America. Application of generally accepted accounting principles in the United States of America would have affected results of operations for each of the three years in the period ended December 31, 1997 and shareholders' equity (deficit) as of December 31, 1996 and 1997, to the extent summarized in Notes 21 and 22 to the Consolidated Financial Statements.

     As discussed in Note 26 to the Consolidated Financial Statements, the operations of the Company have been significantly affected, and are expected to continue to be affected for the foreseeable future, by the country's economic crisis. As a result, there are significant uncertainties that may affect future operations, and the recoverability of the Company's assets.

     The accompanying Consolidated Financial Statements have been prepared assuming that the Company will continue to operate as a going concern. As discussed in the Note 1d to the Consolidated Financial Statements, the Company incurred a net loss of Rp.145,529 million in 1997, and had a working capital deficit and shareholders' deficit of Rp.125,287 million and Rp.74,777 million, respectively, as of December 31, 1997. In addition, the Company failed to make the interest payments on its Guaranteed Secured Notes due on June 15, 1998. As a result of the non-payment of interest, the holders of the Guaranteed Secured Notes may, after the expiration of a grace period, declare the entire amount of such indebtedness due and payable immediately. These matters raise substantial doubt about the Company's ability to continue as a going concern and, therefore, whether it will realize its assets and extinguish its liabilities in the normal course of business and at the amounts stated in the financial statements. Management's plans in regard to these matters are also described in Note 1d. The accompanying Consolidated Financial Statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts and classification of liabilities that might be necessary in the event the Company cannot continue in existence.

SIDDHARTA SIDDHARTA & HARSONO
REGISTERED PUBLIC ACCOUNTANTS
A MEMBER FIRM OF COOPERS &
LYBRAND INTERNATIONAL

/s/ ISTATA T. SIDDHARTA
---------------------------------------------------------

Drs. Istata T. Siddharta
Public Accountant
License No. SI.1415/MK.17/1995.

Jakarta, March 24, 1998, except for Notes 1d, 8, 15, 25, 26 and 27, as to which the date is June 26, 1998.

                     PT POLYTAMA PROPINDO AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 1997 AND 1996

                                                               NOTE        1996          1997
                                                              -------   -----------   -----------
                                                                            (RP. IN MILLIONS)
                                             ASSETS
CURRENT ASSETS
  Cash on Hand and in Banks.................................                6,897         57,099
  Short-Term Time Deposits..................................        3         100         79,668
  Trade Receivables:........................................        4
     Third parties..........................................               27,941         73,183
     Related parties........................................                  551          4,700
  Other Receivables.........................................                2,969          6,915
  Inventories...............................................        5      14,103         37,420
  Prepaid Taxes.............................................        6       1,116          2,715
  Prepaid Expenses..........................................                2,187          2,373
                                                                          -------      ---------
     Total Current Assets...................................               55,864        264,073
                                                                          -------      ---------
FIXED ASSETS, NET...........................................        7     362,144        817,874
                                                                          -------      ---------
OTHER ASSETS
  Restricted Cash...........................................        8          --        234,651
  Deferred Financing Charges, Net...........................        9       4,225         21,112
  Long-Term Prepaid Expenses................................                  360            219
  Security Deposits.........................................                  324            168
  Advance Payment for Fixed Assets..........................                   --             65
                                                                          -------      ---------
     Total Other Assets.....................................                4,909        256,215
                                                                          -------      ---------
     Total Assets...........................................              422,917      1,338,162
                                                                          =======      =========

See Notes to the Consolidated Financial Statements, which form an integral part of these financial statements.

                     PT POLYTAMA PROPINDO AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 1997 AND 1996

                                                               NOTE        1996          1997
                                                              -------   -----------   -----------
                                                                            (RP. IN MILLIONS)
                         LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)
CURRENT LIABILITIES
  Short-Term Debt...........................................       10     330,820        159,215
  Trade Payables:...........................................       11
     Third parties..........................................                2,626          4,387
     Related parties........................................                8,641         70,923
  Payables for Plant Construction...........................       12          --        131,282
  Taxes Payable.............................................       13       1,023          8,542
  Other Payables and Accruals:..............................       14
     Third parties..........................................                6,822         13,386
     Related parties........................................                3,103          1,625
                                                                          -------      ---------
     Total Current Liabilities..............................              353,035        389,360
                                                                          -------      ---------
LONG-TERM DEBT..............................................       15          --      1,020,000
                                                                          -------      ---------
MINORITY INTEREST...........................................                   --          3,579
                                                                          -------      ---------
COMMITMENTS.................................................       19
SHAREHOLDERS' EQUITY (DEFICIT)
  COMMON STOCK
     Authorized 45,000,000 shares, par value Rp.2,017 (US$1)
       per share, outstanding 45,000,000 shares as of
       December 31, 1997 and 1996...........................       16      90,765         90,765
  ADDITIONAL PAID-IN CAPITAL................................       17       5,285          5,285
  TRANSLATION ADJUSTMENTS...................................                   --            870
  ACCUMULATED DEFICIT.......................................              (26,168)      (171,697)
                                                                          -------      ---------
     TOTAL SHAREHOLDERS' EQUITY (DEFICIT)...................               69,882        (74,777)
                                                                          -------      ---------
     TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)...              422,917      1,338,162
                                                                          =======      =========

See Notes to the Consolidated Financial Statements, which form an integral part of these financial statements.

                     PT POLYTAMA PROPINDO AND SUBSIDIARIES

                    CONSOLIDATED STATEMENTS OF INCOME (LOSS)
              FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

                                                         NOTE      1995          1996          1997
                                                         ----   -----------   -----------   -----------
                                                                           (RP. IN MILLIONS)
NET SALES:
  Third parties........................................   23       43,350        235,802       342,160
  Related parties......................................   20           --         43,202        16,204
                                                                 --------      ---------     ---------
                                                                   43,350        279,004       358,364
COST OF SALES..........................................           (40,997)      (184,431)     (273,384)
                                                                 --------      ---------     ---------
GROSS PROFIT...........................................             2,353         94,573        84,980
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES...........           (14,488)       (21,539)      (25,842)
                                                                 --------      ---------     ---------
OPERATING INCOME (LOSS)................................           (12,135)        73,034        59,138
OTHER INCOME (EXPENSES):
  Interest income......................................               550          1,560        11,076
  Income from insurance claim..........................                --             --        10,855
  Miscellaneous income (expenses)......................             2,468             34          (796)
  Interest expense and other financing charges.........           (14,710)       (31,684)      (69,353)
  Write-off of deferred financing charges..............                --         (9,942)       (2,426)
  Foreign exchange translation loss....................           (15,271)        (7,749)     (153,744)
                                                                 --------      ---------     ---------
INCOME (LOSS) BEFORE CORPORATE INCOME TAX..............           (39,098)        25,253      (145,250)
PROVISION FOR CORPORATE INCOME TAX.....................   18           --             --          (244)
                                                                 --------      ---------     ---------
INCOME (LOSS) BEFORE MINORITY INTEREST.................           (39,098)        25,253      (145,494)
MINORITY INTEREST IN SUBSIDIARY'S PROFIT...............                --             --           (35)
                                                                 --------      ---------     ---------
NET INCOME (LOSS)......................................           (39,098)        25,253      (145,529)
                                                                 ========      =========     =========

See Notes to the Consolidated Financial Statements, which form an integral part of these financial statements.

                     PT POLYTAMA PROPINDO AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIT)
              FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

                                                                 1995         1996         1997
                                                              ----------   ----------   -----------
                                                                        (RP. IN MILLIONS)
COMMON STOCK
  Balance, beginning of the year............................    66,862       90,765        90,765
  Shares paid-up............................................    23,903           --            --
                                                               -------      -------      --------
BALANCE, END OF THE YEAR....................................    90,765       90,765        90,765
                                                               =======      =======      ========
ADDITIONAL PAID-IN CAPITAL
  Balance, beginning of the year............................     2,858        5,285         5,285
  Shares paid-up............................................     2,427           --            --
                                                               -------      -------      --------
BALANCE, END OF THE YEAR....................................     5,285        5,285         5,285
                                                               =======      =======      ========
TRANSLATION ADJUSTMENTS
  Balance, beginning of the year............................        --           --            --
  Foreign exchange fluctuations.............................        --           --           870
                                                               -------      -------      --------
BALANCE, END OF THE YEAR....................................        --           --           870
                                                               =======      =======      ========
ACCUMULATED DEFICIT
  Balance, beginning of the year............................   (12,323)     (51,421)      (26,168)
  Net income (loss) for the year............................   (39,098)      25,253      (145,529)
                                                               -------      -------      --------
BALANCE, END OF THE YEAR....................................   (51,421)     (26,168)     (171,697)
                                                               =======      =======      ========

See Notes to the Consolidated Financial Statements, which form an integral part of these financial statements.

                     PT POLYTAMA PROPINDO AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                  YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

                                                               1995      1996       1997
                                                              -------   -------   ---------
                                                                    (RP. IN MILLIONS)
CASH FLOWS FROM OPERATING
  ACTIVITIES:
Net income (loss)...........................................  (39,098)   25,253    (145,529)
Adjustments to reconcile net income (loss) to net cash
  provided by (used in) operating activities:
  Depreciation of fixed assets..............................    4,393    13,752      15,632
  Amortization of deferred financing charges................      666     1,270       3,107
  Write-off of deferred financing charges...................       --     9,942       2,426
  (Gain) loss on sales of fixed assets......................        4       (18)         54
  Proceeds from insurance claim.............................       --        --     (10,855)
  Minority interest in subsidiary's profit..................       --        --          35
  Foreign exchange loss from restatement of US Dollar
     loan...................................................   15,081        --     124,503
  Translation adjustments...................................       --        --         998
Changes in operating assets and liabilities:
  (Increase) in trade receivables...........................  (16,192)  (12,300)    (49,391)
  (Increase) in other receivables...........................      (99)   (2,842)     (3,946)
  (Increase) in inventories.................................   (9,363)   (1,401)    (23,317)
  (Increase) decrease in prepaid taxes......................    6,425     6,438      (1,599)
  (Increase) decrease in prepaid expenses...................   (2,309)      290         (45)
  (Increase) decrease in security deposits..................     (860)      913         156
  Increase (decrease) in trade payables.....................   24,380   (13,113)     64,043
  Increase (decrease) in taxes payable......................     (511)     (116)      7,519
  Increase (decrease) in other payables and accruals........    2,292    (3,909)      5,086
                                                              -------   -------   ---------
     Net cash provided by (used in)
       operating activities.................................  (15,191)   24,159     (11,123)
                                                              -------   -------   ---------
CASH FLOWS FROM INVESTING
  ACTIVITIES:
  (Increase) in restricted cash.............................       --        --    (111,620)
  Decrease in payables for plant construction...............  (18,463)   (8,237)         --
  Acquisition of fixed assets...............................   (3,515)   (6,376)     (5,664)
  (Increase) decrease in advances for fixed assets..........      146        --         (65)
  Addition of plant construction in progress................  (65,110)     (124)     (4,829)
  Proceeds from insurance claim.............................       --        --      10,855
  Proceeds from sales of fixed assets.......................      447       206          52
                                                              -------   -------   ---------
     Net cash used in investing activities..................  (86,495)  (14,531)   (111,271)
                                                              -------   -------   ---------

See Notes to the Consolidated Financial Statements, which form an integral part of these financial statements.

                     PT POLYTAMA PROPINDO AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                  YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

                                                                1995        1996        1997
                                                              ---------   ---------   ---------
                                                                      (RP. IN MILLIONS)
CASH FLOWS FROM FINANCING ACTIVITIES:
  (Increase) in deferred financing charges..................     (4,280)         --     (22,420)
  Proceeds from short-term debt.............................         --     330,820     177,134
  Proceeds from long-term debt -- bank loan.................     86,703          --          --
  Proceeds from long-term debt -- Guaranteed Secured
     Notes..................................................         --          --     485,200
  Payment on short-term debt................................         --          --    (391,166)
  Payment on long-term debt -- bank loan....................         --    (341,585)         --
  Share capital payments....................................     23,903          --          --
  Additional paid-in capital................................      2,427          --          --
  Proceeds from the issuance of subsidiary shares to
     minority shareholders..................................         --          --       3,416
                                                              ---------   ---------   ---------
     Net cash provided by (used in) financing activities....    108,753     (10,765)    252,164
                                                              ---------   ---------   ---------
Net change in cash and cash equivalents.....................      7,067      (1,137)    129,770
Cash and cash equivalents at beginning of year..............      1,067       8,134       6,997
                                                              ---------   ---------   ---------
Cash and cash equivalents at end of year....................      8,134       6,997     136,767
                                                              =========   =========   =========
Supplemental Disclosures (see Note 24).

See Notes to the Consolidated Financial Statements, which form an integral part of these financial statements.

                     PT POLYTAMA PROPINDO AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                  YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

1.   GENERAL

     a.   Principles of consolidation

        The Consolidated Financial Statements include the accounts of PT Polytama Propindo and its subsidiaries (the Company).

     b.   Parent company PT. Polytama Propindo

        PT. Polytama Propindo was established in the framework of Law No. 1/1967 and Law No. 11/1970 on foreign capital investment by deed of notary public Mr. Harvey Tanuwidjaja Sondak SH dated October 29, 1993 No. 24, amended by deed of the same notary public dated December 22, 1993 No. 43; these deeds were approved by the Minister of Justice under No. C2-385 HT.01.01.TH.94 on January 13, 1994, registered at the Central Jakarta Court of Justice under No. 127/1994 on January 19, 1994, and published in Supplement No. 1965 to State Gazette No. 29 of April 13, 1994.

        In accordance with Article 3 of the Articles of Association and Notification of Presidential Approval from the Capital Investment Coordination Board No. 83/I/PMA/1992 dated April 18, 1992, the Company produces polypropylene. The Company was in development stage since its establishment on October 29, 1993. During the Company's development stage, the Company was constructing its factory at Balongan, Indramayu, West Java. The construction was completed in 1995 and the commercial operation commenced on August 1, 1995.

        The Company has entered into an agreement with Montell North America (formerly Himont Incorporated) ("Licensor"), in cooperation with Mitsui Petrochemical Industries Ltd., Japan, to use the licensor's technology and processes in the manufacture of polypropylene.

     c.   Subsidiaries

        As of December 31, 1996 and 1995, the Company had no subsidiaries.

        In 1997, the Company had two subsidiaries, Polytama International Finance B.V. (the "Issuer"), and PT. Trans-Pacific Polypropylene Indonesia ("Polytama II"). The Issuer is wholly owned by the Company. The Issuer was organized solely for the purpose of issuing the Guaranteed Secured Notes (the "Notes") and incurring other indebtedness permitted under the Indenture pursuant to which the Notes were issued. (See Note 15.)

        Polytama II was established by deed of notary public Mr. Singgih Susilo SH dated July 28, 1997 No. 11. The Company owns 82% of the shares of Polytama II. The subsidiary was formed to engage in the business of production, marketing and selling of polypropylene. As of December 31, 1997, commercial operations have not commenced.

     d.   Going concern

        The accompanying Consolidated Financial Statements have been prepared in accordance with generally accepted accounting principles assuming that the Company will continue to operate as a going concern and will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The Company has incurred a net loss of Rp.145,529 million and had a working capital deficit and shareholders' deficit of Rp.125,287 million and Rp.74,777 million, respectively, at December 31, 1997. As discussed in Note 15 to the Consolidated Financial Statements, the Company did not make the scheduled semi-annual interest payment of US$11.25 million on the Notes due on June 15, 1998. The Company does not currently have available the financial resources to pay this obligation and is currently in the process of obtaining the consents of the holders of the Notes to make amendments to the Indenture to allow certain restricted funds to be used by the Company to make interest payments on the Notes through June 15, 1999.

        As discussed in Note 27 to the Consolidated Financial Statements, the Company's operating results and cash flows for the period from February 1998 through June 1998 have been adversely affected by shutdowns at the Pertamina Refinery which have, in turn, resulted in shutdowns at the Company's manufacturing facilities. The Company's shutdown is covered under business interruption insurance. The Company is still in discussion with its insurers regarding the insurance claim and there can be no assurance regarding the amount or timing of any insurance recovery by the Company.

        In addition, as discussed in Note 26 to the Consolidated Financial Statements, the operations of the Company have been significantly affected, and are expected to continue to be affected for the foreseeable future, by the country's economic crisis.

        Management expects that its efforts will result in maintaining the liquidity necessary for the foreseeable future. However, no assurances can be given that the Company will be successful in accomplishing these objectives. Further, there can be no assurance that the Company will achieve profitability. The Company's continuation as a going concern is dependent upon attaining future profitable operations and upon its ability to obtain adequate financing or capital. Because of the uncertainties with respect to the ultimate resolution of the above mentioned matters, there is substantial doubt about the Company's ability to continue as a going concern. The accompanying Consolidated Financial Statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts and classification of liabilities that might be necessary in the event the Company cannot continue in existence.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The financial statements of the Company have been prepared in accordance with Generally Accepted Accounting Principles in Indonesia ("Indonesian GAAP"). The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The financial statements also include additional disclosures in order to conform more closely to the form and content required by the Securities and Exchange Commission of the United States of America (the "SEC").

     a. Basis for preparation of financial statements

        The Company's Financial Statements are prepared under the accrual basis using the historical cost concept.

        The statements of cash flows present the changes in cash and cash equivalents from operating, investing and financing activities. The Company considers short-term time deposits with original maturities of three months or less to be cash equivalents. The statements of cash flows are prepared using the indirect method.

     b. Basis for preparation of Consolidated Financial Statements

        The transactions and balances between the parent company and subsidiaries were eliminated in consolidation; accordingly, the Consolidated Financial Statements present only the results of the transactions and balances with third parties.

     c. Sales recognition

        Sales are recognized at delivery of the goods to the customer, in accordance with the terms of sale.

     d. Inventories

        Inventories are stated at the lower of cost or net realizable value; cost is computed using the monthly moving average method. Finished goods and work in process include an appropriate proportion of fixed and variable factory overhead in addition to materials and direct labor.

     e. Foreign exchange translations

        The Company's functional currency is the Indonesian Rupiah. Transactions in foreign currencies are translated into Rupiah at the rates prevailing at the date of the transaction.

        Year end balances of monetary assets and monetary liabilities in foreign currencies are translated into Rupiah at balance sheet date middle rates as quoted by the Company's major banker: as of December 31, 1997, Rp.5,100/US$; as of December 31, 1996, Rp.2,363/US$.

        Foreign exchange gains (losses), realized and unrealized, are recognized in the statement of income (loss) for the current year, except that in 1997, the Company adopted Interpretation of Statement of Financial Accounting Standard (ISFAS) No. 4, "Interpretation on Paragraph 32 of Statement of Financial Accounting Standard No. 10 on the Allowed Alternative Treatment for Exchange Differences," where certain amounts of foreign exchange losses were capitalized to fixed assets, due to the severe depreciation, as defined in the related ISFAS, of the Rupiah against the U.S. Dollar. The Company capitalized Rp.340,200 million of foreign exchange losses to fixed assets in 1997.

     f. Fixed assets

        Land rights are stated at cost and not amortized.

        Fixed assets are stated at cost, net of accumulated depreciation. Fixed assets, other than plant and equipment and land rights, are depreciated using the straight-line method, over estimated useful lives as follows:

Building.........................    20 years
Technical research laboratory
  equipment......................    16 years
Automobiles and trucks...........     5 years
Furniture and office equipment...     5 years
Telecommunication equipment......     5 years
Computer hardware and software...     5 years
Fire and safety equipment........     5 years

        Plant and equipment are depreciated using the units-of-production method beginning from the commencement of commercial operations (see Note 1b). The estimated life for the plant and equipment is for the production of 3,250,000 tonnes of polypropylene. In 1996, following the successful completion of a production enhancement program, the Company revised the estimated useful life for the plant and equipment based on third-party engineering estimates from 3,250,000 tonnes to 4,500,000 tonnes. The aggregate effect of this change was to decrease depreciation expense for the year ended December 31, 1996 by approximately Rp.3,380,000,000.

        Normal maintenance expenses are charged to the statement of income
        (loss) in the period incurred, while improvements which increase the useful life are capitalized. Fixed assets which are no longer utilized or sold are removed from the related group of fixed assets, and the gains (losses) are recorded in the statement of income (loss) for the period.

        During the construction of the Company's manufacturing facilities, financing charges were capitalized in proportion to the average amount of accumulated expenditures during the period. Financing charges include interest on debt used to finance the construction in progress, and amortization of the deferred financing charges. Capitalization of financing charges ceased upon the commencement of commercial operations. Financing charges capitalized in 1995 amounted to Rp.5,769 million.

        The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. As a result of the conditions discussed in Note 26, it is at least reasonably possible that the estimates utilized by the Company as a basis for supporting the carrying amounts of certain long-lived assets will change in the near term.

     g. Deferred financing charges

        Debt issuance costs and other directly related costs incurred in connection with the Notes/borrowing facilities issued by the Company are recorded as deferred financing charges and are amortized over the period of the respective debt instruments.

     h. Translation of subsidiaries' financial statements denominated in foreign currencies

        The asset and liability accounts of subsidiaries, which are denominated in foreign currencies, are translated into Rupiah using balance sheet date rates, while the income statement accounts are translated using the average rates during the related year. Foreign exchange differences resulting from the translation are presented as a separate account in the shareholders' equity section of the balance sheet.

     i. Provision for Corporate Income Tax

        The provision for Corporate Income Tax is based on the current year profit on an income tax basis (accounting pretax income after income tax basis adjustments for permanent and timing differences and loss carryforwards under current tax laws). No effect is given for temporary differences between the recognition of income and expenses for accounting purposes and for income tax purposes, nor is there any recognition of future income tax benefits arising from loss carryforwards.

     j. Employee pension, postretirement and postemployment benefits

        Under Indonesian law, the Company must contribute to Perum ASTEK, a Government owned company which provides employees with a defined benefit social security scheme. For the three years ended December 31, 1997, the Company contributed Rp.173 million, Rp.252 million and Rp.152 million, respectively, to Perum ASTEK. Contributions to Perum ASTEK are defined by statutes and, since the Company has made all required contributions, the Company does not have funding liabilities with respect to prior periods.

     k. Reclassifications

        Certain reclassifications have been made to the 1995 and 1996 amounts to conform to current year presentation.

3.   SHORT-TERM TIME DEPOSITS

                                                                     1996         1997
                                                                  ----------   ----------
                                                                     (RP. IN MILLIONS)
    Deutsche Bank AG, Jakarta, Rupiah, call deposit, period from
      November 4, 1997 - February 26, 1998, interest rate of
      13.5% - 14.65% per annum .................................        --       30,668
    The Chase Manhattan Bank, Jakarta, Rupiah, period from
      December 30, 1997 - January 5, 1998, interest rate at
      17.75% per annum..........................................        --       25,000
    The Chase Manhattan Bank, Hong Kong, Rupiah, call deposit,
      interest rate 3% per annum................................        --       24,000
    PT Sanwa Indonesia Bank, Jakarta, period December 12, 1996 -
      January 13, 1997, interest rate 12% per annum.............       100           --
                                                                    ------       ------
                                                                       100       79,668
                                                                    ======       ======

     The short-term time deposits with Deutsche Bank AG, Jakarta are held as collateral for the Letter of Credit Facility (see Note 10).

4.   TRADE RECEIVABLES

                                                                     1996         1997
                                                                  ----------   ----------
                                                                     (RP. IN MILLIONS)
    Domestic....................................................    27,192       70,010
    Export:
      Third parties.............................................       749        3,173
      Related parties...........................................       551        4,700
                                                                    ------       ------
                                                                     1,300        7,873
                                                                    ------       ------
                                                                    28,492       77,883
                                                                    ======       ======

     All of the trade receivables were pledged as collateral for the short-term debt facilities (see Note 10).

5.   INVENTORIES

                                                                     1996         1997
                                                                  ----------   ----------
                                                                     (RP. IN MILLIONS)
    Finished goods..............................................     3,349       23,787
    Work in process.............................................     2,298        2,289
    Raw and supplementary materials.............................     8,048       11,069
    Packaging materials.........................................       408          275
                                                                    ------       ------
                                                                    14,103       37,420
                                                                    ======       ======

     Substantially all of the inventories were pledged as collateral for the short-term debt facilities (see Note 10).

6.   PREPAID TAXES

                                                                     1996         1997
                                                                  ----------   ----------
                                                                     (RP. IN MILLIONS)
    VAT.........................................................       505        1,842
    Import tax -- Article 22....................................       611          873
                                                                    ------       ------
                                                                     1,116        2,715
                                                                    ======       ======

7.   FIXED ASSETS

                                                                             1996
                                                       -------------------------------------------------
                                                       BEGINNING    ADDITIONS/   DISPOSALS/     ENDING
                                                        BALANCE     TRANSFERS    TRANSFERS     BALANCE
                                                       ----------   ----------   ----------   ----------
                                                                       (RP. IN MILLIONS)
    Acquisition cost:
      Land rights....................................     5,588           --           --        5,588
      Building.......................................    62,099           98           --       62,197
      Plant and equipment............................   286,263        4,946           --      291,209
      Technical research laboratory equipment........    11,034          200           --       11,234
      Automobiles and trucks.........................     2,392          754         (290)       2,856
      Furniture and office equipment.................       962          133           --        1,095
      Telecommunication equipment....................       110           12           --          122
      Computer hardware and software.................     5,478          233           (9)       5,702
      Fire and safety equipment......................       193           --           --          193
                                                        -------      -------      -------      -------
         Total.......................................   374,119        6,376         (299)     380,196
                                                        -------      -------      -------      -------
    Accumulated depreciation and amortization:
      Building.......................................    (1,035)      (2,485)          --       (3,520)
      Plant and equipment............................    (2,139)      (8,830)          --      (10,969)
      Technical research laboratory equipment........      (280)        (700)          --         (980)
      Automobiles and trucks.........................      (540)        (517)         107         (950)
      Furniture and office equipment.................      (149)        (354)          --         (503)
      Telecommunication equipment....................       (18)         (24)          --          (42)
      Computer hardware and software.................      (368)        (769)           4       (1,133)
      Fire and safety equipment......................        (6)         (73)          --          (79)
                                                        -------      -------      -------      -------
         Total.......................................    (4,535)     (13,752)         111      (18,176)
                                                        -------      -------      -------      -------
    Net book value...................................   369,584       (7,376)        (188)     362,020
    Plant Construction in Progress...................        --        2,160       (2,036)         124
                                                        -------      -------      -------      -------
                                                        369,584       (5,216)      (2,224)     362,144
                                                        =======      =======      =======      =======

                                                                             1997
                                                       -------------------------------------------------
                                                       BEGINNING    ADDITIONS/   DISPOSALS/     ENDING
                                                        BALANCE     TRANSFERS    TRANSFERS     BALANCE
                                                       ----------   ----------   ----------   ----------
                                                                       (RP. IN MILLIONS)
    Acquisition cost:
      Land rights....................................     5,588           --           --        5,588
      Building.......................................    62,197       54,149           --      116,346
      Plant and equipment............................   291,209      275,385           --      566,594
      Technical research laboratory equipment........    11,234       10,315           --       21,549
      Automobiles and trucks.........................     2,856          174         (188)       2,842
      Furniture and office equipment.................     1,095          297          (13)       1,379
      Telecommunication equipment....................       122           78           (3)         197
      Computer hardware and software.................     5,702        5,520           --       11,222
      Fire and safety equipment......................       193           76           --          269
                                                        -------      -------      -------      -------
         Total.......................................   380,196      345,994         (204)     725,986
                                                        -------      -------      -------      -------
    Accumulated depreciation:
      Building.......................................    (3,520)      (2,498)          --       (6,018)
      Plant and equipment............................   (10,969)     (10,635)          --      (21,604)
      Technical research laboratory equipment........      (980)        (735)          --       (1,715)
      Automobiles and trucks.........................      (950)        (542)          91       (1,401)
      Furniture and office equipment.................      (503)        (322)           5         (820)
      Telecommunication equipment....................       (42)         (24)           2          (64)
      Computer hardware and software.................    (1,133)        (845)          --       (1,978)
      Fire and safety equipment......................       (79)         (31)          --         (110)
                                                        -------      -------      -------      -------
         Total.......................................   (18,176)     (15,632)          98      (33,710)
                                                        -------      -------      -------      -------
    Net book value...................................   362,020      330,362         (106)     692,276
    Plant Construction in Progress...................       124      125,604         (130)     125,598
                                                        -------      -------      -------      -------
                                                        362,144      455,966         (236)     817,874
                                                        =======      =======      =======      =======

     In 1997, the Company capitalized foreign exchange losses in the amount of Rp.340,200 million in fixed assets.

     Land rights represent factory site of approximately 24 hectares, at desa Limbangan, kecamatan Juntinyuat, kabupaten Indramayu, West Java.

     Plant construction in progress for 1997 represent the construction costs for a polypropylene manufacturing facility of PT. Trans-Pacific Polypropylene Indonesia (subsidiary) in Tuban, East Java.

     Substantially all of the Company's real property including the land rights, building, facilities and other assets related thereto are pledged as collateral for the Notes (see Note 15).

8.   RESTRICTED CASH

                                                                 1996         1997
                                                              ----------   ----------
                                                                 (RP. IN MILLIONS)
     The Chase Manhattan Bank, Jakarta, US$46,010,000,
     period from December 29, 1997 - January 8, 1998,
     interest rate at 6.4% per annum........................        --      234,651
                                                               =======      =======

     Represents the unused proceeds from the issuance of the Notes (see Note
     15). In accordance with the provisions of the Indenture, these funds are specifically designated for use in the construction and operation of the polypropylene manufacturing plant of Polytama II (subsidiary). Accordingly, the Company has classified these amounts as non-current assets.

     As discussed in Note 15 to the Consolidated Financial Statements, the Company did not make the scheduled semi-annual interest payments of US$11.25 million on the Notes due on June 15, 1998 and is currently in the process of obtaining the consents of the holders of the Notes to make amendments to the

     Indenture to allow the restricted funds to be used by the Company to make interest payments on the Notes.

     These funds have been invested in highly liquid interest bearing deposits, having maturities of three months or less, and are carried at cost which approximates market.

9.   DEFERRED FINANCING CHARGES

                                                                     1996         1997
                                                                  ----------   ----------
                                                                     (RP. IN MILLIONS)
    Payment of service fees to Nissho Iwai Corporation, Japan in
      connection with long-term debt............................       3,466        3,466
    Accumulated amortization....................................        (895)      (3,466)
                                                                  ----------   ----------
                                                                       2,571           --
                                                                  ==========   ==========
    Payment of facility fees to the Bancroft Holdings B.V., a
      related party of the Chase Manhattan Bank, Jakarta in
      connection with short-term debt (Note 10).................       1,654        1,654
    Accumulated amortization....................................          --       (1,654)
                                                                  ----------   ----------
                                                                       1,654           --
                                                                  ==========   ==========
    Debt issuance costs related to Guaranteed Secured Notes,
      including the payment of underwriting fees and other
      professional fees to several parties......................          --       22,420
    Accumulated amortization....................................          --       (1,308)
                                                                  ----------   ----------
                                                                          --       21,112
                                                                  ==========   ==========
    Total.......................................................       4,225       21,112
                                                                  ==========   ==========

     The service fee paid to Nissho Iwai Corporation, Japan ("Nissho Iwai") represents a payment of Rp.10,398 million made to Nissho Iwai pursuant to a Service Agreement dated November 18, 1993, as amended under which Nissho Iwai agreed to (i) arrange the US$148,000,000 long-term loan facility provided by Sanwa Bank and other lenders, (ii) provide the Tranche B portion of the Sanwa loan facility in the amount of US$35,520,000 and (iii) continue to assist the Company through 2004 to arrange debt refinancing or restructuring up to the amount of US$148,000,000. The Service Agreement does not allocate the service fee among these services. Prior to December 31, 1996, the Company amortized the service fee on a straight-line basis (which approximated for all periods reported the interest method) over the term of the Sanwa loan facility, which was substantially the same as the term of the Service Agreement. As of December 31, 1996, due to the repayment of the Sanwa loan facility on December 27, 1996, the Company wrote off Rp.5,141 million of the total unamortized services fee of Rp.7,712 million, representing management's estimate of the portion of such unamortized service fee allocable to the services relating to the Sanwa loan facility (i.e. the services described in clauses (i) and (ii) above). The balance of the unamortized service fee of Rp.2,571 million representing management's estimate of the portion of such unamortized service fee allocable to future services to be provided by Nissho Iwai under the Service Agreement (i.e. the service described in clause (iii) above), was not written off because as of December 31, 1996, the Company believed it would continue to receive future benefits from such services.

     In the second quarter of 1997, management reevaluated its plans and intentions with respect to the Service Agreement and determined that it will not utilize the services of Nissho Iwai to obtain financing in the future under the Service Agreement, and as such that it is unlikely the Company will receive any future benefits under the Service Agreement. This determination was based on facts and circumstances arising after December 31, 1996, including further discussions with Nissho Iwai, the Company's ability to obtain financing on its own and the Company's prospective offering of US$200,000,000 of long-term bonds. Accordingly, during the second quarter of 1997, the Company wrote off the remaining unamortized balance of the Nissho Iwai service fee amounting to Rp.2,426 million.

10.  SHORT-TERM DEBT

                                                                     1996         1997
                                                                  ----------   ----------
                                                                        (RP. IN MILLIONS)
    Deutsche Bank AG, Jakarta
      Letter of Credit facility, outstanding balance
         US$21,425,965, collateralized by the short-term time
         deposits with Deutsche Bank AG amounting to Rp.30,668
         million (see Note 3)...................................        --      109,273
      Overdraft account, outstanding balance US$1,552,003.......        --        7,915
    The Chase Manhattan Bank, Jakarta, Letter of Credit
      facility, outstanding balance US$8,240,613................        --       42,027
    Bancroft Holdings, B.V. a related party of The Chase
      Manhattan Bank, maximum facility US$140,000,000, due on
      March 27, 1997, interest 1.75% above SIBOR (Singapore
      Inter Bank Offered Rate) through June 27, 1997 and 2.5%
      thereafter, secured by fiduciary transfer of proprietary
      rights, first security deed of all the Company's fixed
      assets, assignment of accounts receivables, assignment of
      issuance proceeds and assignment of all of the Company's
      bank accounts, drawdown balance at December 31, 1996
      US$140,000,000............................................   330,820           --
                                                                   -------      -------
                                                                   330,820      159,215
                                                                   =======      =======

     Deutsche Bank AG, Jakarta

     1. On April 22, 1997, the Company obtained a credit facility in a maximum amount of US$25,000,000, of which up to US$15,000,000 could be drawn upon in the form of a Sight Letter of Credit and/or Usance Letter of Credit only for the purchase of propylene and up to US$10,000,000 could be drawn upon only for other working capital purposes. This facility expires on April 30, 1998. The applicable interest rates are as follows:

        -- Overdraft facility in United States Dollar currency, interest 2.25% per annum above SIBOR

        -- Overdraft facility in Rupiah currency, interest 18% per annum

        -- Short-term Loan facility in United States Dollar currency, interest
           2% per annum above SIBOR

        -- Promissory Note facility in Rupiah currency, interest 0.75% per annum above the Bank's Cost of Funds

     2. On August 4, 1997, the Company obtained an additional credit facility in a maximum amount of US$9,000,000 which could be drawn upon in the form of a Sight Letter of Credit and/or Usance Letter of Credit only for the purchase of propylene. This facility was subject to the further limitation that, when aggregated with amounts outstanding under the facilities described in the preceding paragraph, the aggregate outstanding amounts under all facilities could not exceed US$25,000,000. This facility expires on August 31, 1998. Other than described below, this facility otherwise has the same terms as the facility described in the preceding paragraph.

        The Company shall furnish the Bank with the Assignment of Term Deposits placed with the Bank in the amount of follows:

        -- equal to 50% of the value of the Sight Letter of Credit and/or
           Usance Letter of Credit or its equivalent in Indonesian Rupiah using the Bank prevailing exchange rate on the opening date of the Sight Letter of Credit and/or Usance Letter of Credit,

        -- equal to 100% of the value of the Sight Letter of Credit and/or
           Usance Letter of Credit or its equivalent in Indonesian Rupiah using the Bank prevailing exchange rate on the negotiation date.

     The Chase Manhattan Bank, Jakarta

        On June 6, 1997, the Bank has agreed to provide a one year short-term credit facility in an aggregate principal amount of US$10,000,000 or its equivalent in Rupiah. This facility expires on June 5, 1998 and is made up of the following:

        -- Demand loan facility, interest rate 1.375% per annum above the cost of funds

        -- Bill of Exchange Discounting facility, interest rate 1.25% per annum above SIBOR

        -- Letter of Credit facility

        -- Post Import Finance facility, interest rate 1.375% above the 90 days
           SIBOR and for offshore
           Post Import Finance facility at the 0.5% above SIBOR.

     Deutsche Bank AG, Jakarta, Chase Manhattan Bank, Jakarta and the Company have entered into a sharing of security agreement which states that the short-term debt are secured by the Fiduciary Transfer of Proprietary Rights on the imported goods and assignment of account receivables with a pari passu basis between Deutsche Bank AG and Chase Manhattan Bank.

     The weighted average interest rate on short-term debt outstanding at December 31, 1996 and 1997 was 6.3%.

11. TRADE PAYABLES

                                                                    1996        1997
                                                                  ---------   ---------
                                                                      (RP. IN MILLIONS)
    Domestic:
      Third parties.............................................      481       1,822
      Related parties...........................................    8,641      70,923
                                                                   ------      ------
                                                                    9,122      72,745
    Import......................................................    2,145       2,565
                                                                   ------      ------
                                                                   11,267      75,310
                                                                   ======      ======

12. PAYABLES FOR PLANT CONSTRUCTION

     Represents amounts as of December 31, 1997 for progress achieved against invoices submitted by JGC Corporation, Japan ("JGC") to the Company's subsidiary, Polytama II, under the Letter of Intent dated May 1, 1997 and an amendment thereto dated October 1, 1997, for the construction of the polypropylene plant in Tuban, East Java, Indonesia.

13. TAXES PAYABLE

                                                                    1996        1997
                                                                  ---------   ---------
                                                                    (RP. IN MILLIONS)
    Employee income withholding tax -- Article 21...............      153         246
    Construction services withholding tax -- Article 23.........       --       3,082
    Rent and other professional services withholding
      tax -- Article 23.........................................       13          10
    Interest, royalty and license fee withholding tax -- Article
      26........................................................      857       4,960
    Corporate income tax for subsidiary.........................       --         244
                                                                   ------      ------
                                                                    1,023       8,542
                                                                   ======      ======

14. OTHER PAYABLES AND ACCRUALS

                                                                   1996       1997
                                                                  -------   --------
                                                                  (RP. IN MILLIONS)
    Third Parties:
      Interest expense..........................................     300      7,112
      Royalty...................................................   3,165      1,426
      Purchase of supplementary materials.......................     700        557
      Commitment fee............................................   1,654         --
      Insurance.................................................       1        259
      Transportation............................................     434      1,981
      Advance received..........................................      --        351
      Miscellaneous.............................................     568      1,700
                                                                   -----     ------
                                                                   6,822     13,386
                                                                   -----     ------
    Related Parties:
      Service fee to Nissho Iwai Corporation, Japan (see Note
         19)....................................................   1,103      1,322
      PT. Tirtamas Majutama.....................................   2,000         --
      PT. Trans-Pacific Petrochemical Indotama..................      --        248
      PT. Trans-Pacific Styrene Indonesia.......................      --         55
                                                                   -----     ------
                                                                   3,103      1,625
                                                                   -----     ------
                                                                   9,925     15,011
                                                                   =====     ======

15. LONG-TERM DEBT

                                                                     1996         1997
                                                                  ----------   ----------
                                                                     (RP. IN MILLIONS)
    Guaranteed Secured Notes....................................         --    1,020,000
                                                                  =========    =========

     On June 13, 1997, the Company, through a wholly owned subsidiary, Polytama International Finance B.V. (the "Issuer") issued US$200 million of 11.25% Guaranteed Secured Notes (the "Notes"). The net proceeds from the sale of the Notes were used by the Company to extinguish certain indebtedness which consisted of loans made to the Company by Bancroft Holdings, B.V., a related party of The Chase Manhattan Bank, acquire 82% of the common shares of PT Trans-Pacific Polypropylene Indonesia (Polytama II) and make additional investments in Polytama II. Polytama II will construct and operate a polypropylene production plant with an expected production capacity of 200,000 tonnes per annum.

     The terms of the Indenture governing the Notes contain covenants limiting, among other things, the issuance of additional indebtedness by the Company, the payment of dividends on, and redemption of capital stock, liens and pari passu indebtedness, guarantees of the indebtedness of affiliates, sales of assets, including collateral, transactions with affiliates, sales of certain subsidiaries, activities of issuer subsidiary and sale/leaseback transactions.

     Interest on the Notes is payable on a semiannual basis commencing in December 15, 1997. The Notes mature in 2007 and will not be redeemable at the option of the Issuer prior to June 15, 2002. The Company did not make the scheduled semi-annual interest payments of US$11.25 million on the Notes due on June 15, 1998. The Company does not currently have available the financial resources to pay this obligation. Under the terms of the Indenture, the failure to pay interest does not become an "Event of Default" until 30 days after the interest payment becomes due and payable. The Company is currently in the process of obtaining the consents of the holders of the Notes to make amendments to the Indenture to allow certain restricted funds (see Note 8) to be used by the Company to make interest payments on the Notes. In the event of non-payment of interest after the 30-day grace period, the holders of the Notes may declare the entire principal amount of the Notes due and payable immediately.

     The parent company has unconditionally guaranteed the payment of obligations of the Issuer in respect of the Notes. The Notes and the guarantee will be collateralized, on a pari passu basis with other existing and future Senior Indebtedness of the Company, by collateralizing certain real property rights and moveable assets comprising, and insurance proceeds and certain other assets relating to the Company's existing polypropylene manufacturing plant in Indonesia.

     In the event there is change in the control of the Company or a major collateral disposition, as defined in the indenture related to the Secured Notes, the Company may be required to repurchase all or any part of such holder's Notes at a purchase price equal to 101% (or 100% in the event of a Major Collateral disposition resulting from an involuntary loss, as defined in the indenture related to the Secured Notes, of the principal amount thereof, plus accrued and unpaid interest and additional amounts, if any. Subject to certain conditions, the Issuer also will be required to make an offer to holders to purchase a portion of the Notes at a purchase price of 101% of the principal amount thereof, plus accrued and unpaid interest and additional amounts, if any, in the event the Company fails to use the restricted funds (see Note 8) within specified time periods.

16. COMMON STOCK

     The Company's authorized, fully issued and paid-up common stock amounted to Rp.90,765,000,000 or US$45,000,000 (45,000,000 shares at Rp.2,017 (US$1)
     per share), with the following shareholders:

                                                      AUTHORIZED & FULLY ISSUED & PAID-UP COMMON STOCK
                                                     --------------------------------------------------
                                                                                PAR VALUE
                                                     NUMBER OF    -------------------------------------
                                                       SHARES        US$              RP.           %
                                                     ----------   ----------   -----------------   ----
                                                                    (000)      (RP. IN MILLIONS)
    PT Tirtamas Majutama...........................  36,000,000      36,000        72,612.00        80
    BP Chemicals Investments Ltd., UK..............  4,500,000        4,500         9,076.50        10
    Nissho Iwai Corporation, Japan.................  4,500,000        4,500         9,076.50        10
                                                     ---------    ---------        ---------       ---
                                                     45,000,000      45,000        90,765.00       100
                                                     =========    =========        =========       ===

17. ADDITIONAL PAID-IN CAPITAL

     Represents the difference between the share capital payments effected in US Dollar at actual transaction rates and the rate determined for the translation of the par value of the shares at Rp.2,017 to the US$:

                                                                     1996          1997
                                                                  -----------   -----------
                                                                      (RP. IN MILLIONS)
    PT Tirtamas Majutama........................................      3,965         3,965
    BP Chemicals Investments Ltd., UK...........................        660           660
    Nissho Iwai Corporation, Japan..............................        660           660
                                                                    -------       -------
                                                                      5,285         5,285
                                                                    =======       =======

18. PROVISION FOR CORPORATE INCOME TAX

     Income tax is calculated for each Company as a separate business entity (Consolidated Financial Statements cannot be used as basis for income tax calculation).

     No provision for Corporate Income Tax is necessary for the parent company for the years ended December 31, 1995 and 1997 as the Company did not generate taxable income during the periods. The Company utilized tax loss carryforwards of Rp.1,385 million during the year ended December 31, 1996. At December 31, 1997, the parent company has a balance of Rp.182,810 million in tax loss carryforwards which expire in years 2000 through 2002.

     No provision for Corporate Income Tax is necessary for PT Trans-Pacific Polypropylene Indonesia for the year ended December 31, 1997 as the Company did not generate taxable income during the year. PT Trans-Pacific Polypropylene Indonesia reported a taxable loss of Rp.260 million (accounting profit Rp.194 million).

     Polytama International Finance B.V., had a taxable income for the period ended December 31, 1997. Accordingly, the Company has recorded a provision for income taxes of Rp.244 million.

     Under the taxation laws of Indonesia, the Company submits tax returns on the basis of self-assessment. The tax authorities may assess or amend taxes within 10 years after the date the tax was payable (5 years for fiscal years ending before January 1, 1995).

19. COMMITMENTS

     The Company has the following commitments:

     Polypropylene Spheripol Process License and Process Design Package and Operating and Technical Services Agreements with unrelated parties, Montell North America Inc. (formerly Himont Incorporated) (in cooperation with Mitsui Petrochemical Industries Ltd., Japan) the "License Agreement." The Company pays running royalty as a percentage of net sales value up to a specified maximum. Running royalties incurred for the three years ended December 31, 1997 are Rp.417 million, Rp.3,600 million and Rp.3,444 million, respectively. The License Agreement commenced on April 21, 1993 and expires after 20 years.

     Further the Company has agreements as follows:

     The Company has a propylene supply agreement with BP Chemicals SEA Pte., Ltd. ("BP Chemicals"), an affiliate of BP Chemicals Investments Ltd., UK (shareholder) to annually purchase between 80,000 to 180,000 tonnes of propylene from BP Chemicals with the actual quantity within the range to be set by the Company at a price of the average of the contract prices between US Gulf polymer grade propylene and European propylene price, plus a supply fee of 2.25% (which should be at least US$8 per tonne) and for propylene sourced other than from the Pertamina Refinery, at BP's cost to procure such propylene plus an additional delivery fee as incurred by BP Chemicals for the logistic of the delivery. The propylene supply agreement with BP Chemicals commenced on May 18, 1993 and shall terminate upon termination of the agreement pursuant to which BP Chemicals purchases propylene from the Pertamina Refinery.

     The Company entered into a polypropylene offtake agreement with BP Asia Trading Pte., Ltd. ("BP Asia"), an affiliate of BP Chemicals Investments Ltd., UK (shareholder), where BP Asia would buy polypropylene the Company could not otherwise sell to the extent such failure to otherwise sell caused the Company to be unable to service its principal borrowing facility. In its history, the Company has not used this offtake facility. The polypropylene affiliate agreement with BP Asia commenced on July 4, 1994 and shall terminate once the payment obligations of the Company under the Bancroft Holdings B.V. facility, or any refinancing thereof, have been paid in full.

     The Company has a catalyst supply agreement with Montell North America Inc. (formerly Himont Incorporated) and Mitsui Petrochemical Industries, Ltd., Japan (further referred jointly as the "Suppliers"), pursuant to which the Suppliers supply all the primary catalyst required by the Company. The Company has the flexibility to purchase a lower priced catalyst of the same quality from other suppliers after giving adequate opportunity to the Suppliers to match the lower price. The catalyst supply agreement commenced on March 27, 1995 and expires after 10 years, with an automatic one year extension.

     The Company has a management service agreement with Nissho Iwai Corporation, Japan (shareholder) under which the Company should pay a service fee of 0.75% from annual net domestic sales based on average factory prices for the period times domestic sales volume, with a maximum domestic sales volume of 100,000 tonnes per annum.

     The Company's subsidiary, Polytama II, has been invoiced by JGC pursuant to a Letter of Intent dated May 1, 1997 and an amendment thereto dated October 1, 1997 (collectively referred to as the "LOI"), under which construction of a polypropylene plant in Tuban, East Java, Indonesia was contemplated. The LOI contemplated the subsequent execution of an EPC contract with an estimated total contract price of US$86,593,000, which was never executed. As of December 31, 1997, based on a calculation of progress achieved against invoices submitted by JGC, Polytama II has recorded US$26,930,423 in claims by JGC of which US$26,132,423 remains outstanding.

     The Company, on behalf of Polytama II, paid to Montell Technology Company BV, Netherlands (the "Licensor") and Mitsui Petrochemcial Industries, Ltd., license, process design package and other fees in the amount of US$873,910 through December 31, 1997 pursuant to the New Plant Agreement between Licensor and Tirtamas dated April 10, 1997, which agreement was subsequently assigned by Tirtamas to Polytama II on December 9, 1997.

20. RELATED PARTY TRANSACTIONS

     Significant transactions with related parties in 1995, 1996 and 1997 are as follows:

                                                                    1995         1996         1997
                                                                 ----------   ----------   ----------
                                                                          (RP. IN MILLIONS)
    Purchase of raw materials from BP Chemicals................    28,701      132,423      234,317
    Trade payables:
      BP Chemicals (1995 US$8,909,018, 1996 US$3,636,448, 1997
         US$13,993,459)........................................    20,379        8,641       70,923
    Other payables:
      PT. Tirtamas Majutama (non-interest bearing).............        --        2,000           --
      PT. Tirtamas Majutama (Rp.3,300,000,000 and US$260,000,
         interest 22% for Rupiah, no agreement and no repayment
         schedule).............................................     3,888           --           --
      Nissho Iwai Corporation, Japan...........................        --        1,103        1,322
      PT. Trans-Pacific Petrochemical Indotama.................        --           --          248
      PT. Trans-Pacific Styrene Indonesia......................        --           --           55
                                                                   ------      -------      -------
                                                                    3,888        3,103        1,625
                                                                   ------      -------      -------
    Sales:
      BP Chemicals, Ltd. ......................................        --        8,673           --
      BP Singapore Pte, Ltd. ..................................        --        9,203        4,733
      Nissho Iwai Hongkong Co., Ltd. ..........................        --       23,946       10,174
      Nissho Iwai International (Singapore)....................        --        1,380        1,297
                                                                   ------      -------      -------
                                                                       --       43,202       16,204
                                                                   ------      -------      -------
    Trade receivables:
      Nissho Iwai Corp. .......................................        --            1           --
      Nissho Iwai Hongkong Co., Ltd. ..........................        --          550        2,987
      Nissho Iwai International (Singapore)....................        --           --        1,675
      BP Chemicals Trading Ltd. (Singapore)....................        --           --           38
                                                                   ------      -------      -------
                                                                       --          551        4,700
                                                                   ------      -------      -------

     The trade payables arise from the purchase of raw material from BP Chemicals under a propylene supply agreement (see Note 19).

     The other payables represent advances from the Company's majority shareholder, PT Tirtamas Majutama.

     The sales and trade receivables arise from the sale of polypropylene to affiliates of the Company's shareholders.

21. SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES FOLLOWED BY THE COMPANY AND UNITED STATES GENERALLY ACCEPTED
     ACCOUNTING PRINCIPLES

     The accompanying financial statements have been prepared in accordance with Indonesian GAAP which differs in certain significant respects from Generally Accepted Accounting Principles in the United States of America ("U.S. GAAP"). These differences are reflected in Note 22 and relate to the items discussed in the following paragraphs:

     a. In 1997, the Indonesian Institute of Accountants issued Interpretation of Statement of Financial Accounting Standard (ISFAS) No. 4, "Interpretation on Paragraph 32 of Statement of Financial Accounting Standard No. 10 on the Allowed Alternative Treatment for Exchange Differences."

        Under this accounting pronouncement, the Company has the option to either capitalize or not capitalize foreign exchange losses resulting from debt denominated in foreign currencies and the proceeds from the debt were used for acquisition of fixed assets. In addition, this pronouncement permits capitalization of foreign exchange losses only when there is a severe depreciation in the value of the Rupiah. A severe depreciation is defined as greater than 133% of the average depreciation in the value of the Rupiah over the last three consecutive years. This pronouncement specifies that, for 1997, the period from August 14, 1997 through December 31, 1997 meets the criteria of a severe depreciation.

        Under U.S. GAAP, capitalization of foreign exchange losses is not permitted.

        The Company capitalized foreign exchange losses (see Note 2e) in the amount of Rp.340,200 million for 1997.

     b. Income taxes

        Under Indonesian GAAP, the Company's income tax expense is based upon the taxes payable method. Under this method, income tax expense as reported in the financial statements is an estimate of the income tax liability, if any, arising in the current year from the Company's operations. No effect is given in the financial statements for temporary differences between the recognition of income and expenses for accounting purposes and for income tax purposes, nor is there any recognition of future income tax benefits arising from loss carryforwards.

        Under U.S. GAAP, income tax expense is based upon the liability method in accordance with Statement of Financial Accounting Standards (SFAS) No. 109, Accounting for Income Taxes. Under this method, deferred tax assets and liabilities are recognized for temporary differences between the financial and the tax bases of assets and liabilities at each reporting date. Income tax expense for the period gives effect to movements in those temporary differences. Should a tax loss which may be carried forward and used to reduce future taxable income be incurred, then the future benefit arising from this is recognized by the recording of a deferred tax asset.

        Under U.S. GAAP, when a deferred tax asset has been recognized, an appropriate valuation allowance must be established if, based upon the weight of available evidence, it is more likely than not that some or all of the deferred tax asset might not be realized.

     c. Capitalized interest

        Under Indonesian GAAP, prior to January 1, 1997, the Company had the option to either capitalize or not capitalize interest on debt incurred for the express purpose of constructing an asset. Capitalization of interest ceases when the asset is substantially complete and ready for its intended purpose. Effective January 1, 1997, Indonesian GAAP requires capitalization of interest as well as capitalization of foreign exchange losses as part of the cost of getting the asset ready for its intended use.

        Under U.S. GAAP, interest on debt is required to be capitalized.

        The Company had elected to capitalize interest and other financing charges (see Note 2f) since its inception. Hence there are no differences between Indonesian and U.S. GAAP as they relate to capitalized interest for the periods presented.

     d. License royalties and transportation cost

        Under Indonesian GAAP, the Company classifies license royalties and transportation costs as components of selling, general and administrative expenses.

        Under U.S. GAAP, license royalties and transportation costs are classified as components of cost of sales and hence included in the determination of gross profit. For the years ended December 31, 1996 and 1997, license royalties amounted to Rp.3,600 million and Rp.3,444 million, respectively and transportation costs amounted to Rp.8,984 million and Rp.8,028 million, respectively. Gross profit under U.S. GAAP after deducting such royalty and transportation costs for the years ended

     December 31, 1996 and 1997 would have been Rp.81,989 million and Rp.73,508 million, respectively.

22. RECONCILIATION OF NET INCOME (LOSS) AND SHAREHOLDERS' EQUITY (DEFICIT) TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

     The following is a summary of the significant adjustments to net income
     (loss) for the years ended December 31, 1995, 1996 and 1997 and to shareholders' equity (deficit) as of December 31, 1996 and 1997 which would be required if U.S. GAAP had been applied instead of Indonesian GAAP in the financial statements.

                                                                   1995      1996      1997
                                                                  -------   ------   --------
                                                                            (RP. IN MILLIONS)
    Net income (loss) in accordance with Indonesian GAAP........  (39,098)  25,253   (145,529)
    Decrease due to:
      Capitalized foreign exchange loss.........................       --       --   (340,200)
                                                                  -------   ------   --------
    Approximate net income (loss) in accordance with U.S.
      GAAP(1)...................................................  (39,098)  25,253   (485,729)
                                                                  =======   ======   ========

     --------------------
     (1) Under U.S. GAAP, includes a Rp.9,942 million and Rp.2,426 million extraordinary charge for the retirement of debt during the years ended December 31, 1996 and 1997, respectively, which under Indonesian GAAP has been recorded as an other expense item.

                                                                             1996      1997
                                                                            ------   --------
                                                                            (RP. IN MILLIONS)
    Shareholders' equity (deficit) in accordance with Indonesian GAAP....   69,882    (74,777)
    Decrease due to:
      Capitalized foreign exchange loss..................................       --   (340,200)
                                                                            ------   --------
    Approximate shareholders' equity (deficit) in accordance with U.S.
      GAAP...............................................................   69,882   (414,977)
                                                                            ======   ========

     The following is a reconciliation of U.S. GAAP shareholders' equity (deficit) from December 31, 1995 to December 31, 1997:

                                          COMMON     ADDITIONAL      TRANSLATION   ACCUMULATED
                                          STOCK    PAID-IN CAPITAL   ADJUSTMENTS     DEFICIT      TOTAL
                                          ------   ---------------   -----------   -----------   --------
                                                                 (RP. IN MILLIONS)
    Balance as of December 31, 1995.....  90,765        5,285             --         (51,421)      44,629
    Net income..........................     --            --             --          25,253       25,253
                                          ------        -----            ---        --------     --------
    Balance as of December 31, 1996.....  90,765        5,285             --         (26,168)      69,882
    Translation adjustments.............     --            --            870              --          870
    Net loss............................     --            --             --        (485,729)    (485,729)
                                          ------        -----            ---        --------     --------
    Balance as of December 31, 1997.....  90,765        5,285            870        (511,897)    (414,977)
                                          ======        =====            ===        ========     ========

23. ADDITIONAL UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
    DISCLOSURES

     The following information is presented on a U.S. GAAP basis

     a.   Income taxes

        Substantially all of the Company's income was earned within Indonesia during the three year period ended December 31, 1997, and accordingly, the Company has not been subject to income taxes in other countries.

        The reconciliation between approximate income (loss) before tax in accordance with U.S. GAAP and net taxable income (loss) as determined under Indonesian tax laws is as follows:

                                                                    1995      1996       1997
                                                                   -------   -------   --------
                                                                        (RP. IN MILLIONS)
        Approximate income (loss) before tax in accordance with
          U.S. GAAP..............................................  (39,098)   25,253   (485,729)
        Permanent differences:
          Non-deductible expenses................................    1,046     2,021     21,727
          Non-assessable income..................................     (522)   (1,531)    (7,629)
                                                                   -------   -------   --------
        Total permanent differences..............................      524       490     14,098
                                                                   -------   -------   --------
        Approximate income (loss) subject to income tax expense
          (benefit) in accordance with U.S. GAAP.................  (38,574)   25,743   (471,631)
        Temporary differences:
          Depreciation...........................................  (38,157)  (24,358)   (18,227)
                                                                   -------   -------   --------
        Total temporary differences..............................  (38,157)  (24,358)   (18,227)
                                                                   -------   -------   --------
        Taxable income (loss) before the application of tax loss
          carryforwards..........................................  (76,731)    1,385   (489,858)
        Application of tax loss carryforwards....................       --    (1,385)        --
                                                                   -------   -------   --------
        Net taxable income (loss)................................  (76,731)       --   (489,858)
                                                                   =======   =======   ========

        The non-deductible expenses are comprised mainly of employee benefits which are not deductible for Indonesian tax purposes, and non-deductible interest expense in proportion to the loan proceeds being put in interest income generating accounts. The non-assessable income is comprised of interest income which has already been subject to withholding tax.

        The reconciliation between income tax expense (benefit) and approximate income (loss) subject to income tax expense (benefit) in accordance with U.S. GAAP is as follows:

                                                                   1995       1996       1997
                                                                 --------   --------   --------
                                                                       (RP. IN MILLIONS)
        Approximate income (loss) subject to income tax expense
          (benefit) in accordance with U.S. GAAP...............   (38,574)    25,743   (471,631)
        Enacted maximum marginal tax rate......................        30%        30%        30%
                                                                 --------   --------   --------
        Income tax expense (benefit) before adjustments........   (11,572)     7,723   (141,489)
        Adjustments to income tax expense (benefit):
          Increase (decrease) in valuation allowance...........    11,572     (7,723)   140,006
          Arising from a change in the future expected maximum
             marginal rate.....................................        --         --         --
          Arising from tax assessment..........................        --         --      1,727
                                                                 --------   --------   --------
        Income tax expense (benefit)...........................        --         --        244
                                                                 ========   ========   ========

        As discussed in Note 21, under U.S. GAAP deferred tax asset and liabilities are provided for temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities, and a deferred tax asset is provided where there is a tax loss carryforward.

        Furthermore, deferred tax assets are subject to valuation allowances if it is more likely than not that the deferred tax asset will not be realised. The sources of the Company's temporary differences, tax effected at the marginal corporate tax rate in Indonesia of 30%, are as follows:

                                                                        1996       1997
                                                                      --------   --------
                                                                       (RP. IN MILLIONS)
        Tax losses carried forward..................................    26,082    171,556
        Cumulative temporary differences............................   (18,808)   (24,276)
                                                                      --------   --------
                                                                         7,274    147,280
                                                                      ========   ========

        The cumulative differences and tax losses carried forward above gave rise to deferred tax assets and liabilities as follows:

                                                                        1996       1997
                                                                      --------   --------
                                                                       (RP. IN MILLIONS)
        Deferred tax asset:
          Opening balance...........................................    26,498     26,082
          Activity during the period................................      (416)   145,474
                                                                      --------   --------
                                                                        26,082    171,556
        Valuation allowance:
          Opening balance...........................................   (14,997)    (7,274)
          Activity during the period................................     7,723   (140,006)
                                                                      --------   --------
                                                                        (7,274)  (147,280)
                                                                      --------   --------
          Closing balance...........................................    18,808     24,276
        Deferred tax liability:
          Opening balance...........................................    11,501     18,808
          Activity during the period................................     7,307      5,468
                                                                      --------   --------
          Closing balance...........................................    18,808     24,276
                                                                      --------   --------
        Net deferred tax asset (liability)..........................        --         --
                                                                      ========   ========

     b. Fair value of financial instruments

        The following disclosure of the estimated fair value of financial instruments is made in accordance with the requirements of SFAS No. 107, Disclosures about Fair Value of Financial Instruments. The following methods and assumptions were used to estimate the fair market value of each class of financial instrument for which it is practical to estimate that value.

        Cash, cash equivalents, and short-term deposits

        The carrying value approximates fair value because of the short maturities of these instruments.

        Bank borrowings

        The carrying value approximates fair value because of the short maturities of these instruments, and/or the fact that interest is determined based upon floating rates.

        Long term debt

        As a result of the economic conditions discussed in Note 26, the fair value of the long-term debt cannot reasonably be estimated at present.

     c. Segment information

                                                                   1995       1996       1997
                                                                 --------   --------   --------
                                                                       (RP. IN MILLIONS)
        Sales to unaffiliated customers........................    43,350    235,802    342,160
                                                                 ========   ========   ========

        The Company operates principally in the production and sale of polypropylene. Exports in 1996 and 1997 amounted to 29% and 11% of net sales, respectively. Exports sales in 1996 and 1997 were made to customers in Hong Kong, approximately Rp.25.9 billion and Rp.18.3 billion, Iran, approximately Rp.14.8 billion and Rp.12 billion, the Philippines, approximately Rp.12.4 billion and Rp.4.2 billion, India, approximately Rp.11.1 billion and Rp.0.6 billion, other Asian countries, approximately Rp.15.9 billion and Rp.4.7 billion, other African countries, approximately Rp.1.6 billion and Rp.0.5 billion and Australia, approximately Rp.0.3 billion in 1996. The Company does not maintain operations outside Indonesia.

        For the years ended December 31, 1996 and 1997, there was one individually significant customer. Sales to this non-related customer for the years ended December 31, 1996 and 1997 were Rp.72,256 million and Rp.141,327 million, respectively.

     d. Tariff reduction on imported propylene

        The Company received a one year tariff reduction from the Indonesian Government, expiring in August 1997, for up to 192,850 tonnes of imports of propylene. During the year ended December 31, 1996 and 1997, the Company imported 10,335 tonnes and 8,420 tonnes of propylene and saved approximately Rp.1,613 million and Rp.1,661 million of costs from the tariff reduction.

     e. Recent changes in U.S. GAAP

        SFAS No. 130, "Reporting Comprehensive Income," establishes standards for reporting and displaying of comprehensive income and its components and is effective for fiscal years beginning after December 15, 1997. SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information," establishes standards for public business enterprises reporting information about operating segments in annual financial statements and interim financial reports issued to shareholders. This Statement is also effective for financial statements for fiscal years beginning after December 15, 1997. SFAS No. 132 "Employers' Disclosures about Pensions and other Postretirement Benefits" revises required disclosures about pensions and postretirement benefit plans. The company does not expect the adoption of SFAS Nos. 130, 131 and 132 to have a material impact on the Consolidated Financial Statements or financial statement disclosures.

     f. Year 2000

        The Company, like many owners of computer software, may be required to modify portions of its software so that it will function properly in the year 2000. The Company's information technology systems are maintained under a maintenance arrangement with the primary vendor of its information technology software. The vendor has warranted the performance and functionality of the software such that it will operate without interruption or substantial error during or after the calendar year 2000. The Company's Distribution Control System ("DCS") for operations to the Plant are maintained under a separate maintenance agreement with the DCS vendor who has advised the Company that it does not anticipate any difficulties in making the necessary modifications to the DCS software to ensure compliance with the Year 2000 problems, and such modifications will be done without additional charge to the Company (i.e., without charges in excess of the annual maintenance fee paid by the Company). Management anticipates that all necessary changes to its software will be completed before December 31, 1998.

24. SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

                                                                    1995         1996         1997
                                                                 ----------   ----------   ----------
                                                                          (RP. IN MILLIONS)
    Cash paid during the year for interest.....................    24,345       30,814       58,114
    Cash received during the year for interest.................       550        1,560       10,540
    Cash paid during the year for income taxes.................        --           --           --

25. ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES

     Assets and liabilities denominated in various foreign currencies, in equivalent US Dollars, are as follows:

                                                                    1996       1997
                                                                  --------   --------
                                                                   US$000     US$000
    Assets:
      Cash on hand and in banks.................................     2,428      7,744
      Trade receivables:
         Third parties..........................................       477      2,592
         Related parties........................................       232        922
      Other receivables.........................................        --        127
      Restricted cash...........................................        --     46,010
                                                                  --------   --------
                                                                     3,137     57,395
                                                                  --------   --------
    Liabilities:
      Short-term debt...........................................  (140,000)   (31,218)
      Trade payables:
         Third parties..........................................      (809)      (340)
         Related parties........................................    (3,636)   (13,993)
      Payables for plant construction...........................        --    (25,741)
      Other payables and accruals:
         Third parties..........................................    (2,233)      (866)
         Related parties........................................      (467)      (339)
      Long-term debt............................................        --   (200,000)
                                                                  --------   --------
                                                                  (147,145)  (272,497)
                                                                  --------   --------

    Excess of liabilities over assets denominated in foreign
      currencies, net...........................................  (144,008)  (215,102)
                                                                  ========   ========

     In August 1997, Bank Indonesia floated the Rupiah, allowing market forces to determine the rate of exchange. As a result of this action, the Rupiah exchange rate has been fluctuating significantly. The rate of exchange for Rupiah against the US Dollar was approximately Rp.14,850/US$ at June 26, 1998.

     At December 31, 1997, the Company has a net exposed liability position of US$215.102 million. Had the rate of exchange at June 26, 1998 been used at December 31, 1997, the potential foreign exchange losses would have increased by approximately Rp.2,097,000 million causing accumulated deficit to increase to approximately Rp.2,269,000 million and shareholders' deficit to increase to approximately Rp.2,172,000 million.

26. ECONOMIC ENVIRONMENT

     Many Asia Pacific countries, including Indonesia, are experiencing adverse economic conditions resulting mainly from significant currency depreciation in the region, the principal consequences of which have been an extreme lack of liquidity and highly volatile exchange and interest rates. The Company has incurred a net loss of Rp.145,529 million in 1997, and had a working capital deficit and shareholders' deficit of Rp.125,287 million and Rp.74,777 million, respectively, as of December 31, 1997.

     The operations of the Company have been significantly affected, and are expected to continue to be affected for the foreseeable future, by the country's economic crisis. The volatility in exchange rates has adversely affected the Company's cost of funds, as well as its capacity to service its debts since the Company's borrowings denominated in US Dollars have increased significantly in Rupiah terms, and similarly, interest payments on these borrowings have increased significantly in Rupiah terms. In addition, the effects of the adverse economic conditions on the financial condition of the Company's customers has slowed down sales and increased credit risk inherent in receivables from customers. The economic crisis has also involved tightening of available credit and stoppage or postponement of various construction projects.

     Resolution of the adverse economic conditions are dependent on the fiscal and monetary measures that may be taken by the government. Such actions are beyond the Company's control as are their success in initiating and achieving economic recovery. It is not possible to determine the future effects ongoing adverse economic conditions may have on the Company's financial position, liquidity and earnings, as well as the Company's customers and suppliers.

27. SUBSEQUENT EVENTS

     Subsequent to December 31, 1997, the Company experienced a decrease in production from February 1998 through June 1998 due to an interruption in the Company's propylene supply from the Pertamina Refinery. The interruption in propylene supply was due to shutdowns at the Pertamina Refinery which have, in turn, resulted in shutdowns at the Company's manufacturing facilities. The Company's manufacturing facilities were shut down from February 28, 1998 through April 20, 1998 and again from May 1, 1998 through June 18, 1998. Pertamina has informed the Company that the Pertamina Refinery does not expect to resume production until some time in July 1998. These shutdowns have adversely affected operating results due to the high cost of obtaining alternative sources of supply.

     The Company's insurers have confirmed that the Company's shutdown is covered under business interruption insurance. The Company is still in discussion with its insurers regarding the insurance claim, and there can be no assurance regarding the amount or timing of any insurance recovery by the Company.

     As discussed in Note 15 to the Consolidated Financial Statements, the Company did not make the scheduled semi-annual interest payment of US$11.25 million on the Notes due on June 15, 1998. The Company does not currently have available the financial resources to pay this obligation and is currently in the process of obtaining the consents of the Noteholders to make amendments to the Indenture to allow certain restricted funds to be used by the Company to make interest payments on the Notes.

                               INDEX TO EXHIBITS

    EXHIBIT
    NUMBER                                DESCRIPTION
    -------                               -----------
    2.1*      -   Shareholders Agreement dated as of April 30, 1997 by and
                  between Nissho Iwai, ITOCHU, Cementhai Chemicals (Singapore)
                  Pte. Ltd, the Company, Tirtamas and Trans-Pacific Chemicals
                  (Pte.) Limited, (as amended by the First Amendment to the
                  Shareholders Agreement dated as of July 1, 1997 by and
                  between the same parties).
    2.2*      -   Agreement of Receipt, Storing and Transmission of Propylene
                  in UP-VI Balongan dated November 26, 1996 by and between
                  Pertamina and the Company (as supplemented by the Addendum of Agreement on Receipt, Storing and Transmission of
                  Propylene in Balongan UP-VI dated May 18, 1998 by and
                  between the same parties).
    2.3       -   Articles of Association of the Issuer (filed with
                  Registration Statement on Form F-1 (333-6854), Exhibit No.
                  3.1, and included herein by reference).
    2.4       -   Article of Association of the Company (filed with
                  Registration Statement on Form F-1 (333-6854), Exhibit No.
                  3.2, and included herein by reference).
    2.5       -   Form of Indenture among the Issuer, the Company and the Bank of New York, as Trustee (filed with Registration Statement on Form F-1 (333-6854), Exhibit No. 4.1, and included herein by reference).
    2.6       -   Form of Notes (filed with Registration Statement on Form F-1
                  (333-6854), Exhibit No. 4.2, and included herein by
                  reference).
    2.7       -   Form of Guarantee (filed with Registration Statement on Form
                  F-1 (333-6854), Exhibit No. 4.3, and included herein by
                  reference).
    2.8       -   Form of Deed of Grant of Security Rights ("Security Deed")
                  (filed with Registration Statement on Form F-1 (333-6854),
                  Exhibit No. 4.4, and included herein by reference).
    2.9       -   Form of Power of Attorney to Sell the Property (filed with
                  Registration Statement on Form F-1 (333-6854), Exhibit No.
                  4.5, and included herein by reference).
    2.10      -   Form of Fiduciary Transfer of Proprietary Rights for
                  Security Purposes (filed with Registration Statement on Form
                  F-1 (333-6854), Exhibit No. 4.6, and included herein by
                  reference).
    2.11      -   Form of Assignment of Insurance Proceeds (filed with
                  Registration Statement on Form F-1 (333-6854), Exhibit No.
                  4.7, and included herein by reference).
    2.12      -   Form of Assignment of Rights (filed with Registration
                  Statement on Form F-1 (333-6854), Exhibit No. 4.8, and
                  included herein by reference).
    2.13      -   Form of Fiduciary Assignment of Accounts (Subsidiary
                  Investment Account) (filed with Registration Statement on
                  Form F-1 (333-6854), Exhibit No. 4.9, and included herein by reference).
    2.14      -   Form of Collateral Agency Agreement (filed with Registration
                  Statement on Form F-1 (333-6854), Exhibit No. 4.10, and
                  included herein by reference).
    2.15      -   Polypropylene Spheripol Process Licence and Process Design
                  Package Agreement dated April 21, 1993 between Himont
                  Incorporated and the Company (pursuant to a Novation
                  Agreement dated July 7, 1994 from Tirtamas) (filed with
                  Registration Statement on Form F-1 (333-6854), Exhibit No.
                  10.1, and included herein by reference).
    2.16      -   Amended and Restated Propylene Supply Agreement dated June
                  4, 1997 between BP Chemicals, S.E.A. Pte Ltd and the Company
                  (filed with Registration Statement on Form F-1 (333-6854),
                  Exhibit No. 10.2, and included herein by reference).

    EXHIBIT
    NUMBER                                DESCRIPTION
    -------                               -----------
    2.17      -   Amended and Restated Polypropylene Offtake Agreement dated
                  June 2, 1997 between BP Asia Trading Pte Ltd and the Company
                  (filed with Registration Statement on Form F-1 (333-6854),
                  Exhibit No. 10.3, and included herein by reference).
    2.18      -   Statement of Eligibility under the Trust Indenture Act of
                  1939, as amended, of the Bank of New York, as Trustee under the Indenture (filed with Registration Statement on Form F-1
                  (333-6854), Exhibit No. 25, and included herein by
                  reference).

---------------
* Filed herewith. All other exhibits have been previously filed.